

**2023
Annual Report**

C&F Financial Corporation

C&F Financial Corporation is a bank holding company providing a full range of banking services to individuals and businesses through its subsidiaries. **C&F Bank** operates 31 banking offices and four commercial loan offices located throughout eastern and central Virginia and offers full wealth management services through its subsidiary, **C&F Wealth Management, Inc.**

C&F Mortgage Corporation and its subsidiary, C&F Select LLC, provide mortgage loan origination services through offices located in Virginia, Maryland, North Carolina and West Virginia.

C&F Finance Company provides automobile, marine and recreational vehicle loans through indirect lending programs offered in Alabama, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia from its headquarters in Henrico, Virginia.



Financial Performance

Return on average assets (%)



2019	2020	2021	2022	2023
1.20	1.14	1.34	1.27	0.99

Consolidated net income ($ in thousands)



2019	2020	2021	2022	2023
18,850	22,424	29,123	29,369	23,746

Return on average equity (%)



2019	2020	2021	2022	2023
12.02	12.54	14.77	14.84	11.68

Earnings per share — diluted ($)



2019	2020	2021	2022	2023
5.47	6.06	7.95	8.29	6.92



Year	Total assets ($)
2023	2.44 billion
2022	2.33 billion
2021	2.26 billion
2020	2.09 billion
2019	1.66 billion

Total assets ($)



Year	Book value per share ($)
2023	64.28
2022	56.27
2021	59.32
2020	52.80
2019	48.07

Book value per share ($)

Shareholder Letter

It's once again an honor to share C&F Financial Corporation's Annual Report with you. 2023 was a year that will be remembered as one of the more tumultuous in U.S. banking history and yet still successful for our company by many measures. I will start with a brief recap of the events that led to significant disruption of our industry and how C&F was prepared for and met the resulting challenges. I will then review 2023's performance for each C&F subsidiary and wrap up by sharing how our strategic priorities for 2024 give us the opportunity to continue delivering strong financial results to you, our shareholders.

2023 got off to a rocky start with three bank failures, including one of the largest in our nation's history. The roots of the liquidity "crunch" that led to these failures are found in the COVID-19 pandemic and its aftermath. It started with stimulus payments and near-zero interest rates that flooded the stalled economy with cash as the U.S. government sought to avert economic catastrophe. It was this excess liquidity that ultimately ignited pent-up consumer spending when the economy reopened. Soaring consumer demand led to a historic rise in prices, as well as upward pressure on wages thanks to a very tight labor market. The Federal Reserve had no choice but to raise interest rates quickly and dramatically in an attempt to slow out-of-control inflation.

The rate increases heavily impacted bank balance sheets, as bond portfolios lost substantial value. Some institutions were more vulnerable than others to the decrease in value of their bond portfolios, leading to a liquidity crisis as depositors began moving balances to protect their funds, particularly if their balances were over the $250,000 FDIC coverage. The large withdrawals contributed to the three failures, which then heightened depositor concerns nationwide for all banks.



Thomas F. Cherry
President &
Chief Executive Officer

It's important to note that the three failed banks shared absolutely no similarities with C&F Bank; several were exposed to riskier customer segments such as technology start-ups and crypto-currency speculators. One similarity they all shared was very large percentages of uninsured deposits, or customers with well over $250,000 in their accounts. C&F's customer base, by comparison, is heavily comprised of local families and businesses with more stable account balances and a much lower percentage of uninsured deposits.

Regardless, these events caused 2023 to be an extremely challenging year for C&F and all banks. Our story, however, remains the same: the diversified composition of your company combined with the loyalty of our customers enabled C&F to outperform our peers once again. As a result, we were able to continue with our strategic plans throughout the year, including responsible and profitable lending to families and businesses in the communities we serve. Let's take a look at each of our subsidiaries' 2023 performance results.

C&F Bank

The Bank's adjusted net income and proportional contribution to overall company profits increased in 2023 due to strong loan growth, stable deposit balances, and steady fee income from services our customers clearly appreciate.

Growing loans has been our top strategic objective over the past several years, however, this was also a year in which our long-term commitment to prudent underwriting practices paid dividends. Average loans outstanding grew by over 12% in 2023, while non-performing and past-due loans remained well below levels that would warrant concern. Our portfolio composition is well balanced, diversified, and continues to perform well. We are encouraged, as solid demand continues in spite of uncertain economic conditions, and look forward to additional loan growth in 2024.

Deposits were the biggest story for C&F and all banks in 2023. While balances declined at many banks in 2023, our total average deposit balances experienced nominal growth last year. We are, however, seeing stronger competition and a sizable shift of non-interest-bearing and money market balances to higher-cost time deposit accounts. This has led to a meaningful increase in cost of funds and pressure on margins.

C&F Finance

Average loans outstanding at the Finance Company increased over 9% in 2023. While this growth, along with higher interest rates, generated increased interest income from the prior year, it was more than offset by an increase in interest expense from higher funding costs. The slowing economy and shrinking customer liquidity also led to an increase in provision for loan losses. These factors resulted in an overall decrease in net income for the Finance Company in 2023.

We believe there are significant growth and efficiency opportunities ahead for C&F Finance. Enhancements to our new servicing system during 2023 streamlined internal workflow processes, which not only improve efficiencies but also heavily improve the customer service experience. Further, we implemented changes from our scorecard technology at the end of 2023 that have already had a positive impact on the speed of service for our dealer customers, resulting in more business. We expect these changes will continue to pay dividends throughout 2024. It will remain important to closely monitor economic conditions, including the impact of future rate changes and the declining values of used cars, which could have a negative impact on charge offs. Lastly, the economic forecast for the auto sector is positive for 2024; however, this may bring back many of the players that left the market in recent years, making conditions even more competitive.

C&F Mortgage

The mortgage industry continues to adapt to the "new normal" after experiencing record years in 2020 and 2021. Production and profitability declined throughout 2022 and 2023 not only for C&F Mortgage but also for all mortgage companies nationwide. 30-year fixed rates reached 8%, a level unseen for more than 20 years and a large departure from the 3%-or-lower range in the prior three years. Refinance volume all but disappeared, and even purchase mortgage loans slowed as housing inventories remained low and sellers chose cash offers over contracts from mortgage borrowers.

C&F Mortgage was able to reduce expenses and generate enough volume from direct originations and our Lender Solutions platform to remain profitable for the year, something most mortgage companies cannot claim. A 2023 success story to note is that we were successful in placing nearly $60 million in high-quality originations on the Bank's balance sheet, resulting in higher interest income. This is yet another example of how our diversified business model is adaptable and highly beneficial to the bottom line of the corporation.

As has always been the case, the Mortgage Corporation remains an important part of C&F's diversified business model despite the challenges we will continue to face in the coming year. 2024 priorities include growing revenue from seasoned loan officers, recruiting new loan officers, growing Lender Solutions clients and revenue, reducing infrastructure costs by leveraging technology, and closely managing staffing.

C&F Wealth Management

Volatile markets influenced by the interest rate environment and economic uncertainty contributed to a challenging year for C&F Wealth Management, yet this line of business continues to contribute to the success of our corporation. Our Wealth Management team plays a key role in expanding and retaining customer relationships, as many of our loyal bank customers don't want to go to another institution for these services.

We were successful in adding new advisors in the Richmond area and are confident they will make a solid contribution to assets under management and fee income going forward. Continued integration with our retail, commercial, and mortgage units produced additional revenue in 2023 and we expect this to grow in 2024.

Strategic Initiatives, Opportunities, and Challenges Across Our Franchise

We believe 2024 and beyond holds exciting opportunities for C&F regardless of the challenges and uncertainty surrounding the economic environment. Our confidence is rooted in the diversity and complementary nature of the lines of business we offer, the attractive markets we serve, and the experience, skills, and commitment of C&F teammates across the corporation. Going forward, these opportunities will be distributed between growth and improved efficiency, as well as several other key elements.

Growth will be far more difficult to generate in 2024 as even a "soft landing" economy still means slower consumer and business spending, which drives GDP. We are still optimistic for quality lending opportunities with both current and new customers in the markets we serve, however, uncertainty around rates, inflation, and spending requires us to be even more critical and diligent with our underwriting approach. This philosophy has served us well for many years and it will again in 2024.

Efficiency has always been a priority for the corporation, and it will be even more important in 2024. Customers across all C&F subsidiaries continue to migrate to digital platforms, providing opportunities to reduce expenses often associated with traditional distribution channels. For example, we have closed two of our bank branches over the last few years with minimal customer loss and we know that additional opportunities to consolidate are available. Lastly, it is essential that we manage expenses associated with salaries and facilities, as these are two of the largest line items on our income statement.

Efforts to manage risk encountered greater challenges in 2023 as fraud attempts skyrocketed past the already elevated levels of recent years. Cyber risk management continues to be a top priority as we protect our systems from breach attempts. Sophisticated "phishing" schemes in which criminals deceive customers into sharing information or sending money, along with common check fraud, were the biggest threats in 2023. We continue to invest heavily in systems, personnel, and training to mitigate these risks. We strongly encourage customers — both personal and business — to write fewer paper checks and consult with us on products and services that offer additional fraud protection.

Increasing industry regulation will also challenge us in the coming year. We know the keys are to maintain strong compliance management systems, continuously build employee knowledge, and ensure precise daily execution of our policies and processes. We also work diligently to educate our legislative representatives on the negative impact of regulatory overreach on families and businesses.

Building a world-class team is critical to success in our industry and is essential to each of our subsidiaries continuing to perform above our peers. Labor markets eased only slightly in 2023, which means attracting and retaining top performers remains very competitive and a top priority. We're thankful to once again be named to the "Top Places to Work" list for 2023. Taking great care of our people is a critical priority at C&F.

I'm happy to report that our company's diversity, equity, and inclusion initiatives are producing strong new business opportunities, including significant new loans and deposits from markets where we had little presence or brand awareness. We believe this is exactly what these initiatives are meant to accomplish — more opportunity for all stakeholders, including customers, shareholders, and our C&F employees.

Steadfast customer service reputation and deep involvement in the communities we serve is vital to our success. No matter how digital the world becomes, no matter what happens to the economy, our success depends on our customers' loyalty. We regularly survey our customers, and they consistently tell us they want trusting and personal relationships with our teammates. They also expect us to be both highly responsive and proactive in our communications with them. Finally, C&F customers want to see that we care deeply about the communities in which they live and work, with the primary evidence being our leading presence at events and charitable functions. This too will never change for our company.

There remains a lot of uncertainty in the year ahead. Will interest rates fall, stay the same, or even rise? Will upcoming elections impact the U.S. economy? Will global conflicts create more havoc for markets and supply chains? These are among the many unknowns that will test the leadership capabilities of companies in 2024. Rest assured, our teams collaborate regularly to identify potential risks and opportunities and then develop plans to address these scenarios with strategic initiatives to protect and benefit all stakeholders. This is what we are committed to each and every day.

Before I close, I want to deeply honor the memory of Jim Hudson, a Director of C&F Financial Corporation for 27 years who passed away in 2023. It's impossible to fully comprehend all that Jim meant — and still means — to C&F. He worked side by side with hundreds of C&F teammates to ensure the company's performance, strength, and future prospects. He was a mentor and friend to many, including myself. We will miss him terribly and always admire his distinctive presence and personal mission to humbly serve others.

Thank you once again for your support of our company; I strongly believe we have much to look forward to in 2024 and the years to come. There are challenges we're already expecting, and we know we'll also likely face a few more we are not expecting, but this is a company that has performed at a high level for many years because of our devotion to its mission, vision, and values. Thank you for being our shareholder, and I sincerely wish you the very best in 2024.

Thomas F. Cherry

Thomas F. Cherry, President & CEO

C&F Financial Corporation & Bank Board of Directors



Thomas F. Cherry*+

President & Chief
Executive Officer
*C&F Financial
Corporation, C&F Bank*



Larry G. Dillon*+

Executive Chairman
*C&F Financial
Corporation, C&F Bank*



Dr. Julie R. Agnew*+

Richard C. Kraemer Term
Professor of Finance
*Raymond A. Mason
School of Business,
William & Mary*



J.P. Causey Jr.*+

Attorney-at-Law
*J.P. Causey Jr.,
Attorney-at-Law*



Audrey D. Holmes*+

Attorney-at-Law
*Audrey D. Holmes,
Attorney-at-Law*



Elizabeth R. Kelley*+

Managing Director
*Blue Heron
Management, LLC*



Bryan E. McKernon+

President & Chief
Executive Officer
*C&F Mortgage
Corporation*



James T. Napier*+

President
Napier Realtors, ERA



C. Elis Olsson*+

Commercial Aircraft Pilot
International Jet Charter



D. Anthony Peay*+

Retired, Executive
Bank Officer



Paul C. Robinson*+

Owner & President
*Francisco, Robinson
& Associates, Realtors*



George R. Sisson III*+

Former Chairman
*Peoples Bankshares,
Incorporated*



**Dr. Jeffery O. Smith,
Ed.D.*+**

Executive Director
*Virginia Air & Space
Science Center*

* C&F Financial Corporation Board Member + C&F Bank Board Member

7

Officers & Advisory Board

**C&F Bank
Administrative Offices**

3600 La Grange Parkway
Toano, Virginia 23168
757.741.2201

Full list of locations at cffc.com

Thomas F. Cherry*
President & Chief Executive Officer

Larry G. Dillon*
Executive Chairman

Jason E. Long*
Executive Vice President,
Chief Financial Officer

Rodney W. Overby*
Executive Vice President,
Chief Information Officer

John A. Seaman III
Executive Vice President,
Chief Credit Officer

Matthew H. Steilberg
Executive Vice President,
Director of Retail Banking

Mark J. Eggleston
Regional President, Southeast Virginia

William V. Krebs Jr.
Regional President, Central Virginia

Matthew P. Dolci
Senior Vice President,
Chief Risk Officer

Helga H. Ridenhour
Senior Vice President,
Director of Operations

Christopher A. Spillare
Senior Vice President, Treasurer

Maria R. Sullivan
Senior Vice President,
Chief Human Resources Officer

*Officers of C&F Financial Corporation

C&F Wealth Management

5208 Monticello Avenue, Suite 150
Williamsburg, Virginia 23188
757.941.2156 or 800.583.3863

William C. Morrison
President, Investment Officer

**C&F Mortgage Corporation
Administrative Office**

C&F Center
1400 Alverser Drive
Midlothian, Virginia 23113
804.858.8300

Bryan E. McKernon
President & Chief Executive Officer

Mark A. Fox
Executive Vice President,
Chief Operating Officer

Donna G. Jarratt
Senior Vice President,
Chief of Branch Administration

Kevin A. McCann
Senior Vice President,
Chief Financial Officer

Michael J. Mazzola
Senior Vice President, Branch &
Loan Officer Training Manager

**C&F Finance Company
Administrative Office**

5500 Audubon Drive
Henrico, Virginia 23231
804.236.9601

S. Dustin Crone
President & Chief Executive Officer

C. Shawn Moore
Executive Vice President,
Chief Credit Officer

Thomas W. Young
Senior Vice President, Operations

Independent Public Accountants

Yount, Hyde & Barbour, PC
Richmond, Virginia

**C&F Bank
Richmond Advisory Board**

David H. Downs, Ph.D.
Director of The Kornblau Institute
Virginia Commonwealth University

S. Craig Lane
President
Lane & Hamner, PC

Herbert E. Marth
Retired
C&F Bank

Michael A. O'Malley
Financial Advisor
Hallberg & O'Malley Financial Group

Meade A. Spotts
President
Spotts Fain, PC

Scott E. Strickler
Treasurer
Robins Insurance Agency, Inc.

Adrienne P. Whitaker
Director of Diversity,
Equity, and Inclusion
Virginia Housing

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023
or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number 000-23423

C&F FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	**54-1680165**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3600 La Grange Parkway
Toano, VA 23168
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (804) 843-2360

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	CFFI	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's second fiscal quarter, was $170,815,028.

There were 3,373,503 shares of common stock, $1.00 par value per share, outstanding as of February 26, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held April 16, 2024 are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements concerning the Corporation's expectations, plans, objectives or beliefs regarding future financial performance and other statements that are not historical facts, which may constitute "forward-looking statements" as defined by federal securities laws. Forward-looking statements generally can be identified by the use of words such as "believe," "expect," "anticipate," "estimate," "plan," "may," "might," "will," "intend," "target," "should," "could," or similar expressions, are not statements of historical fact, and are based on management's beliefs, assumptions and expectations regarding future events or performance as of the date of this report, taking into account all information currently available. These statements may include, but are not limited to: statements regarding expected future operations and financial performance; expected trends in yields on loans; expected future recovery of investments in debt securities; expected renewal of unsecured federal funds agreements; expected impact of unrealized losses on earnings and regulatory capital of the Corporation or the Bank; future dividend payments; competition; our loan portfolio; our digital services; deposit trends; improving operational efficiencies; retention of qualified loan officers; higher quality automobile loan contracts, marine and RV lending; charge-offs and delinquencies; changes in cost of funds and net interest margin and items affecting net interest margin; strategic business initiatives and the anticipated effects thereof on mortgage loan originations; technology initiatives; our diversified business strategy; asset quality; credit quality; adequacy of allowances for credit losses and the level of future charge-offs; interest rates and housing inventory and the resulting effects on mortgage loan origination volume; adequacy of the reserve for indemnification losses related to loans sold in the secondary market; capital levels; the effect of future market and industry trends; changes in interest rates and the effects of future interest rate levels and fluctuations; cybersecurity risks and inflation. These forward-looking statements are subject to significant risks and uncertainties due to factors that could have a material adverse effect on the operations and future prospects of the Corporation including, but not limited to, changes in:

- interest rates, such as volatility in short-term interest rates or yields on U.S. Treasury bonds, increases in interest rates following actions by the Federal Reserve and increases or volatility in mortgage interest rates

- general business conditions, as well as conditions within the financial markets

- general economic conditions, including unemployment levels, inflation rates, supply chain disruptions and slowdowns in economic growth

- general market conditions, including disruptions due to pandemics or significant health hazards, severe weather conditions, natural disasters, terrorist activities, financial crises, political crises, war and other military conflicts (including the ongoing military conflicts between Russia and Ukraine and in the Middle East) or other major events, or the prospect of these events

- financial services industry conditions, including bank failures or concerns involving liquidity

- labor market conditions, including attracting, hiring, training, motivating and retaining qualified employees

- the legislative/regulatory climate, regulatory initiatives with respect to financial institutions, products and services, the Consumer Financial Protection Bureau (the CFPB) and the regulatory and enforcement activities of the CFPB

- monetary and fiscal policies of the U.S. Government, including policies of the FDIC, U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System (the Federal Reserve Board), and the effect of these policies on interest rates and business in our markets

- demand for financial services in the Corporation's market area

- the value of securities held in the Corporation's investment portfolios

- the quality or composition of the loan portfolios and the value of the collateral securing those loans

- the inventory level, demand and fluctuations in the pricing of used automobiles, including sales prices of repossessed vehicles

- the level of automobile loan delinquencies or defaults and our ability to repossess automobiles securing delinquent automobile finance installment contracts

- the level of net charge-offs on loans and the adequacy of our allowance for credit losses

- the level of indemnification losses related to mortgage loans sold

- demand for loan products

- deposit flows

- the strength of the Corporation's counterparties

- availability of lines of credit from the Federal Home Loan Bank of Atlanta (FHLB) and other counterparties

- the soundness of other financial institutions and any indirect exposure related to the closing of other financial institutions and their impact on the broader market through other customers, suppliers and partners, or that the conditions which resulted in the liquidity concerns experienced by closed financial institutions may also adversely impact, directly or indirectly, other financial institutions and market participants with which the Corporation has commercial or deposit relationships

- competition from both banks and non-banks, including competition in the automobile finance and marine and recreational vehicle finance markets

- services provided by, or the level of the Corporation's reliance upon, third parties for key services

- the commercial and residential real estate markets, including changes in property values

- the demand for residential mortgages and conditions in the secondary residential mortgage loan markets

- the Corporation's technology initiatives and other strategic initiatives

- the Corporation's branch expansions and consolidations plans

- cybersecurity threats, attacks or events

- C&F Bank's product offerings

- accounting principles, policies and guidelines and elections made by the Corporation thereunder, including for example, our adoption of the CECL methodology and the potential volatility in the Corporation's operating results due to the application of the CECL methodology.

These risks and uncertainties, and the risks discussed in more detail in Item 1A. "Risk Factors," should be considered in evaluating the forward-looking statements contained herein. Readers should not place undue reliance on any forward-looking statement. There can be no assurance that actual results will not differ materially from historical results or those expressed in or implied by such forward-looking statements, or that the beliefs, assumptions and expectations underlying such forward-looking statements will be proven to be accurate. Forward-looking statements are made as of the date of this report and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which the statement was made, except as otherwise required by law.

PART I

ITEM 1.   BUSINESS

General

C&F Financial Corporation (the Corporation) is a bank holding company that was incorporated in March 1994 under the laws of the Commonwealth of Virginia. The Corporation owns all of the stock of Citizens and Farmers Bank (the Bank or C&F Bank), which is an independent commercial bank chartered under the laws of the Commonwealth of Virginia. C&F Bank originally opened for business under the name Farmers and Mechanics Bank on January 22, 1927. C&F Bank has the following five wholly-owned subsidiaries, all incorporated under the laws of the Commonwealth of Virginia:

- C&F Mortgage Corporation

- C&F Finance Company

- C&F Wealth Management Corporation

- C&F Insurance Services, Inc.

- CVB Title Services, Inc.

The Corporation operates three principal business segments: (1) community banking through C&F Bank, C&F Wealth Management Corporation (C&F Wealth Management), C&F Insurance Services, Inc. (C&F Insurance) and CVB Title Services, Inc. (CVB Title), (2) mortgage banking through C&F Mortgage Corporation (C&F Mortgage) and (3) consumer finance through C&F Finance Company (C&F Finance). For detailed information about the financial condition and results of operations of these segments, see "Note 20: Business Segments" in Item 8. "Financial Statements and Supplementary Data" in this report.

The Corporation also owns three non-operating subsidiaries, C&F Financial Statutory Trust II (Trust II) formed in December 2007, C&F Financial Statutory Trust I (Trust I) formed in July 2005, and Central Virginia Bankshares Statutory Trust I (CVBK Trust I) formed in December 2003. These trusts were formed for the purpose of issuing $10.0 million each for Trust II and Trust I and $5.0 million for CVBK Trust I of trust preferred capital securities in private placements to institutional investors. All three trusts are unconsolidated subsidiaries of the Corporation. The principal assets of these trusts are $10.3 million each for Trust II and Trust I and $5.2 million for CVBK Trust I of the Corporation's junior subordinated debt securities (such securities of the Corporation referred to herein as "trust preferred capital notes") that are reported as liabilities in the consolidated balance sheet of the Corporation.

Community Banking

We provide community banking services through C&F Bank. C&F Bank provides community banking services at its main office in West Point, Virginia, and 30 Virginia branches located one each in the counties of Albemarle, Goochland, Hanover, King George, Middlesex, Powhatan, Stafford and York and the towns and cities of Charlottesville, Fredericksburg, Hampton, Montross, Newport News, Richmond, Warsaw and Williamsburg, two each in the counties of Cumberland, James City and New Kent, and four each in the counties of Chesterfield and Henrico. These branches provide a wide range of banking services to individuals and businesses. These services include various types of checking and savings deposit accounts, as well as business, real estate, development, mortgage, home equity and installment loans. The Bank also offers ATMs, internet and mobile banking, peer-to-peer payment capabilities and debit cards, as well as safe deposit box rentals, notary public, electronic transfer and other customary bank services to its customers. C&F Bank manages its commercial lending portfolio primarily through commercial lending offices located in Charlottesville, Fredericksburg, Richmond and Williamsburg, Virginia. C&F Wealth Management, which was organized in April 1995, is a full-service brokerage firm offering a comprehensive range of wealth management services and insurance products through third-party service providers primarily at C&F Bank branch locations. C&F Insurance and CVB Title were organized for the primary purpose of owning equity interests in an independent insurance agency and a full service title and settlement agency, respectively. Revenues from community banking operations consist primarily of interest earned on loans and investment securities, fees earned on deposit accounts and debit card interchange, net revenues from offering wealth management services and insurance products, and investment income from equity interests. Community banking revenues and operations are not materially affected by seasonal factors; however, municipal deposits tend to increase with tax collections primarily in the fourth quarter of each year and decline with spending thereafter. At December 31, 2023, assets of the community banking segment totaled $2.3 billion. For the year ended December 31, 2023, net income for this segment totaled $22.9 million.

Mortgage Banking

We conduct mortgage banking activities through C&F Mortgage, which was organized in September 1995, and its 51%-owned subsidiary, C&F Select LLC, which was organized in January 2019. C&F Mortgage provides mortgage loan origination services through 11 locations in Virginia and one each in Maryland, North Carolina, and West Virginia. The Virginia offices are located one each in Charlottesville, Chesapeake, Fredericksburg, Glen Allen, Mechanicsville, Midlothian, Richmond, Virginia Beach, Waynesboro, Williamsburg, and Yorktown. The North Carolina office is located in Gastonia. The Maryland office is located in Clarksville. The West Virginia office is located in Keyser. C&F Select LLC provides mortgage loan origination services through two locations in Richmond, Virginia. The mortgage banking segment offers a wide variety of residential mortgage loans, which are originated for sale to investors in the secondary mortgage market. The mortgage banking segment does not securitize loans. C&F Bank also purchases mortgage loans from the mortgage banking segment. The mortgage banking segment originates conventional mortgage loans, mortgage loans insured by the Federal Housing Administration (the FHA), and mortgage loans guaranteed by the United States Department of Agriculture (the USDA) and the Veterans Administration (the VA). A majority of the conventional loans are conforming loans that qualify for purchase by the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac). The remainder of the conventional loans are non-conforming in that they do not meet Fannie Mae or Freddie Mac guidelines, but are eligible for sale to various other investors. The mortgage banking segment also has a division, Lender Solutions, that provides certain mortgage loan origination functions as a service to third party mortgage lenders, including other community banks, and a subsidiary, Certified Appraisals LLC, which provides ancillary mortgage loan production services to third parties for residential appraisals. Revenues from mortgage banking operations consist principally of gains on sales of loans to investors in the secondary mortgage market, loan origination fee income, interest earned on mortgage loans held for sale and mortgage lender services income through Lender Solutions. Revenues and income from mortgage banking, which are driven primarily by the origination and sale of mortgage loans, are subject to seasonal factors, including the volume of home sales in the residential real estate market, which typically rises during spring and summer months and declines during fall and winter months. However, seasonal trends may be disrupted by cyclical and other economic factors that affect the residential real estate market. At December 31, 2023, assets of the mortgage banking segment totaled $22.2 million. For the year ended December 31, 2023, net income for this segment totaled $465,000.

Consumer Finance

We conduct consumer finance activities through C&F Finance. C&F Finance is a regional finance company purchasing automobile, marine and recreational vehicle (RV) loans throughout Virginia and in portions of Alabama, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas and West Virginia through its headquarters in Henrico, Virginia. C&F Finance is an indirect lender that primarily provides automobile financing through lending programs that are designed to serve customers in both the prime and "non-prime" markets, including those who may have limited access to traditional automobile financing due to having experienced prior credit difficulties. C&F Finance generally purchases automobile retail installment sales contracts from manufacturer-franchised dealerships with used-car operations and

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through selected independent dealerships. C&F Finance selects these dealers based on the types of vehicles sold. Specifically, C&F Finance prefers to finance later model, low mileage used vehicles because the value of new vehicles typically depreciates rapidly. Because C&F Finance serves customers with higher credit risk, C&F Finance typically charges interest at higher rates than those charged by traditional financing sources. In addition, because C&F Finance provides financing in a relatively higher-risk market compared to that of C&F Bank or other traditional financial institutions, it expects to experience a higher level of credit losses than financing sources that lend primarily to more credit-worthy borrowers. In addition to automobile financing, beginning in 2018, C&F Finance expanded its lending portfolio to include marine and RV loan contracts. These contracts are also purchased on an indirect basis through a referral program administered by a third party and are for prime loans made to individuals with higher credit scores and therefore typically priced at rates lower than C&F Finance's automobile loans, and average less than $50,000. Revenues from consumer finance operations consist principally of interest earned on automobile, marine and RV loans. While the consumer finance segment's loans outstanding and interest income are not materially affected by seasonal factors, delinquencies on automobile loans are generally highest in the period from November through January, related in part to seasonal trends affecting borrowers, including consumer spending. At December 31, 2023, assets of the consumer finance segment totaled $476.7 million. For the year ended December 31, 2023, net income for this segment totaled $2.9 million.

Human Capital Resources

The Corporation and its subsidiaries foster a culture of respect, teamwork, ownership, responsibility, initiative, integrity, and service. We believe that our officers and employees are our most important assets. Our people are critical to the Corporation's performance and the achievement of our strategic goals, and they represent a key element of how the Corporation's businesses compete and succeed.

Acquiring and retaining strong talent is a top strategic priority for each of the Corporation's businesses. We provide a competitive compensation and benefits program to help meet the needs of our employees, including benefits that incentivize retention and reward longevity. We support the health and well-being of our employees through a comprehensive program designed to increase employee focus on wellness and prevention, including the benefit plans we offer, health incentives and dedicated healthcare resources for employees and their families provided through onsite health centers located at our offices in Toano and Henrico, Virginia and virtually. We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within our organization. We have created career paths for specific positions that are designed to encourage an employee's advancement and growth within our organization, and we aim to provide employees with the skills and opportunities they need to achieve their career goals and become leaders in our businesses.

At December 31, 2023, we employed 594 total employees. We consider relations with our employees to be excellent. We strive for our workforce to reflect the diversity of the customers and communities we serve. Our selection and promotion processes are without bias and include the active recruitment of minorities and women. At December 31, 2023, women represented 69 percent of our employees, and racial and ethnic minorities represented 20 percent of our employees. We also aim for our employees to develop their careers in our businesses. At December 31, 2023, 26 percent of our employees have been employed by the Corporation or its subsidiaries for at least 15 years.

Competition

Community Banking

In the Bank's market area, we compete with large national and regional financial institutions, savings associations and other independent community banks, as well as credit unions, mutual funds, brokerage firms, insurance companies and other lending and deposit platforms offered by non-bank financial technology firms, including those that only operate digitally. Increased competition has come from out-of-state banks through their acquisition of Virginia-based banks and interstate branching, and expansion of community and regional banks into our service areas.

The banking business in Virginia, and specifically in the Bank's primary service areas of eastern and central Virginia, is highly competitive for both loans and deposits, and is dominated by a relatively small number of large banks with many offices operating over a wide geographic area. Among the advantages such large banks have are their ability to finance wide-ranging advertising campaigns, to make larger investments in technological advancements and new products and services, to maximize efficiencies through economies of scale and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Bank.

Factors such as interest rates offered, the number and location of branches, digital services and the types of products offered, as well as the reputation of the institution, affect competition for deposits and loans. We compete by emphasizing customer service, establishing long-term customer relationships, building customer loyalty and providing traditional and digital products and services to address the specific needs of our customers. Our relationships with customers depend on, among other things, our ability to attract and retain talented community bankers. We target individual customers, small-to-medium size business customers and commercial and residential real estate investors and developers in our markets.

No material part of the Bank's business is dependent upon a single or a few customers, and the loss of any single customer would not have a materially adverse effect upon the Bank's business.

Mortgage Banking

C&F Mortgage competes with large national and regional banks, credit unions, smaller regional mortgage lenders, small local broker operations and internet lending platforms. Due to the increased regulatory and compliance burden, the industry has seen a consolidation in the number of competitors in the marketplace. The agency guidelines for sales of mortgages in the secondary market business continue to be stringent.

The competitive factors faced by C&F Mortgage continue to evolve because of regulatory reforms and initiatives, including expansion in recent years of consumer protections and related regulation of mortgage lending. While C&F Mortgage has kept pace with changes in such regulations to date, potential future legislative and regulatory initiatives have the potential to affect the operations of C&F Mortgage. Given the far-reaching effect of these regulations on mortgage finance, compliance has required and may continue to require substantial changes to mortgage lending systems and processes and other implementation efforts. These challenges may be compounded by sustained lower mortgage industry volume as a result of interest rates having risen substantially compared to periods prior to 2022, and decreased inventory of homes for sale.

To operate profitably in this high interest rate and competitive and regulatory environment, mortgage companies must have a high level of operational and risk management skills and be able to attract and retain top mortgage origination talent. C&F Mortgage competes by attracting the top people in sales and operations in the industry, expanding into new markets that offer strategic growth opportunities, providing an infrastructure that manages regulatory changes efficiently and effectively, utilizing technology to improve efficiency and consistency in its operations and to mitigate compliance risk, offering products that are competitive in both loan parameters and pricing, and providing consistently high quality customer service.

No material part of C&F Mortgage's business is dependent upon a single customer and the loss of any single customer would not have a materially adverse effect upon C&F Mortgage's business. C&F Mortgage, like all residential mortgage lenders, would be affected by the inability of Fannie Mae, Freddie Mac, the FHA or the VA to purchase or guarantee loans. Although C&F Mortgage sells loans to various third-party investors, the ability of these aggregators to purchase or guarantee loans would be limited if these government-sponsored entities cease to exist or materially limit their purchases or guarantees of mortgage loans or suffer deteriorations in their financial condition.

Consumer Finance

The automobile finance business is highly competitive. The automobile finance market is highly fragmented and is served by a variety of financial entities, including the captive finance affiliates of major automotive manufacturers, banks, savings associations, credit unions and independent finance companies. Many of these competitors have substantially greater financial resources and lower costs of funds than our finance subsidiary. In addition, competitors often provide financing on terms that are more favorable to automobile purchasers or dealers than the terms C&F Finance offers. Many of these competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not.

Over the past several years, a number of financial institutions and other lenders have increased focus on operations in the non-prime automobile finance markets resulting in intensified competition for loans and qualified personnel. To continue to operate profitably, lenders must have a high level of operational and risk management skills and access to competitive costs of funds.

Providers of automobile financing traditionally have competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. To establish C&F Finance as one of the principal financing sources for the dealers it serves, we compete predominantly by providing a high level of dealer service, building strong dealer relationships, offering flexible loan terms and quickly funding loans purchased from dealers.

No material part of C&F Finance's business is dependent upon any single dealer relationship, and the loss of any single dealer relationship would not have a materially adverse effect upon C&F Finance's business.

Regulation and Supervision

General

Bank holding companies, banks and their affiliates are extensively regulated under both federal and state law. Consequently, the growth and earnings performance of the Corporation and the Bank can be affected not only by management's decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities including, but not limited to, the Virginia State Corporation Commission Bureau of Financial Institutions (VBFI), the Federal Deposit Insurance Corporation (the FDIC), the Board of Governors of the Federal Reserve System (the Federal Reserve Board), the Internal Revenue Service, federal and state taxing authorities, and the Securities and Exchange Commission (the SEC).

The following summary briefly describes significant provisions of currently applicable federal and state laws and certain regulations and the potential impact of such provisions. This summary is not complete, and we refer you to the particular statutory or regulatory provisions or proposals for more information. Because regulation of financial institutions changes regularly and is the subject of constant legislative and regulatory debate, we cannot forecast how federal and state regulation and supervision of financial institutions may change in the future and affect the Corporation's and the Bank's operations. See "Risks Related to the Regulation of the Corporation" below in Item 1A of Part I of Annual Report on Form 10-K for further discussion.

Regulatory Environment

Banking and other financial services statutes, regulations and policies are continually under review by the U.S. Congress, state legislatures and federal and state regulatory agencies. The scope of the laws and regulations, and the intensity of the supervision to which the Corporation and its subsidiaries are subject, have increased in recent years, initially in response to the 2008 financial crisis, and more recently in light of other factors, including continued turmoil and stress in the financial markets, technological factors, market changes, increased scrutiny of proposed bank mergers and acquisitions by federal and state bank regulators, and regulatory initiatives related to social policy goals, including the elimination of certain fees charged by financial insitutions. Regulatory enforcement and fines have also increased across the banking and financial services sector.

The Corporation continues to experience ongoing regulatory reform and these regulatory changes could have a significant effect on how we conduct business. The specific impacts of regulatory reforms, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), which was enacted in 2010, or the Economic Growth, Regulatory Relief and Consumer Protection Act (the EGRRCPA), which was enacted in 2018, cannot yet be fully predicted and will depend to a large extent on the specific regulations that are likely to be adopted in the future.

Regulation of the Corporation

As a bank holding company, the Corporation is subject to the Bank Holding Company Act of 1956 (the BHCA) and regulation and supervision by the Federal Reserve Board. Pursuant to the BHCA the Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company. The Federal Reserve Board and the FDIC have adopted guidelines and released interpretative materials that establish operational and managerial standards to promote the safe and sound operation of banks and bank holding companies. These standards relate to the institution's key operating functions, including but not limited to capital management, internal controls, internal audit systems, information systems, data and cybersecurity, loan documentation, credit underwriting, interest rate exposure and risk management, vendor management, executive management and its compensation, corporate governance, asset growth, asset quality, earnings, liquidity and risk management.

The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is closely related to banking or to managing or controlling banks, and permits interstate banking acquisitions subject to certain conditions, including national and state concentration limits. The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. A bank holding company must be "well capitalized" and "well managed" to engage in an interstate bank acquisition or merger, and banks may branch across state lines provided that the law of the state in which the branch is to be located would permit establishment of the branch if the bank were a state bank chartered by such state. Bank holding companies and their subsidiaries are also subject to restrictions on transactions with insiders and affiliates, as further discussed below.

Each of the Bank's depository accounts is insured by the FDIC against loss to the depositor to the maximum extent permitted by applicable law, and federal law and regulatory policy impose a number of obligations and restrictions on the Corporation and the Bank to reduce potential loss exposure to depositors and to the FDIC Deposit Insurance Fund (DIF). For example, pursuant to the Dodd-Frank Act and Federal Reserve Board policy, a bank holding company must commit resources to support its subsidiary depository institutions, which is referred to as serving as a "source of strength."

The Federal Deposit Insurance Act (the FDIA) provides that amounts received from the liquidation or other resolution of any insured depository institution must be distributed, after payment of secured claims, to pay the deposit liabilities of the institution before payment of any other general creditor or stockholder of that institution – including that institution's parent holding company. This provision would give depositors a preference over general and subordinated creditors and stockholders if a receiver is appointed to distribute the assets of a bank.

The Corporation also is subject to regulation and supervision by the Virginia State Corporation Commission. The Corporation also must file annual, quarterly and other periodic reports with, and comply with other regulations of, the SEC.

Capital Requirements

Regulatory Capital Requirements. All financial institutions are required to maintain minimum levels of regulatory capital. The FDIC establishes risk-based and leveraged capital standards for the financial institutions they regulate. The FDIC also may impose capital requirements in excess of these standards on a case-by-case basis for various reasons, including financial condition or actual or anticipated growth.

Basel III Capital Framework. The Federal Reserve Board and the FDIC have adopted rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision and standards for calculating risk-weighted assets and risk-based capital measurements (collectively, the Basel III Final Rules) that apply to banking institutions they supervise. For the purposes of these capital rules, (i) common equity tier 1 capital (CET1) consists principally of common stock (including surplus) and retained earnings; (ii) Tier 1 capital consists principally of CET1 plus non-cumulative preferred stock and related surplus, and certain grandfathered cumulative preferred stocks and trust preferred securities; and (iii) Tier 2 capital consists of other capital instruments, principally qualifying subordinated debt and preferred stock, and limited amounts of an institution's allowance for credit losses. Each regulatory capital classification is subject to certain adjustments and limitations, as implemented by the Basel III Final Rules. The Basel III Final Rules also establish risk weightings that are applied to many classes of assets held by community banks, importantly including applying higher risk weightings to certain commercial real estate loans. The Basel III Final Rules also include a requirement that banks maintain additional capital known as the "capital conservation buffer."

The Basel III Final Rules and capital conservation buffer require banks and bank holding companies to maintain:

(i)   a minimum ratio of CET1 to risk-weighted assets of at least 4.5 percent, plus a 2.5 percent capital conservation buffer (which is added to the minimum CET1 ratio, effectively resulting in a required ratio of CET1 to risk-weighted assets of at least 7 percent),

(ii)   a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0 percent, plus the capital conservation buffer (effectively resulting in a required Tier 1 capital ratio of 8.5 percent),

(iii)   a minimum ratio of total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0 percent, plus the capital conservation buffer (effectively resulting in a required total capital ratio of 10.5 percent) and

(iv)   a minimum leverage ratio of 4 percent, calculated as the ratio of Tier 1 capital to average total assets, subject to certain adjustments and limitations.

The Basel III Final Rules provide deductions from and adjustments to regulatory capital measures, primarily to CET1, including deductions and adjustments that were not applied to reduce CET1 under historical regulatory capital rules. For example, mortgage servicing rights, deferred tax assets dependent upon future taxable income, and significant investments in non-consolidated financial entities must be deducted from CET1 to the extent that any one such category exceeds 25 percent of CET1.

The Basel III Final Rules permanently include in Tier 1 capital trust preferred securities issued prior to May 19, 2010 by bank holding companies with less than $15 billion in total assets, subject to a limit of 25 percent of Tier 1 capital. The Corporation expects that its trust preferred securities will be included in the Corporation's regulatory capital as Tier 1 capital instruments until their maturity.

As of December 31, 2023, the Bank met all capital adequacy requirements under the Basel III Final Rules, including the capital conservation buffer.

In July 2023, the Federal Reserve Board and the FDIC issued proposed rules to implement the final components of the Basel III agreement, often known as the "Basel III endgame." These proposed rules contain provisions that apply to banks with $100 billion or more in total assets and that will significantly alter how those banks calculate risk-based assets. These proposed rules do not apply to holding companies or banks with less than $100 billion in assets, such as the Corporation and the Bank, but the final impacts of these rules cannot yet be predicted. The comment window for these proposed rules closed on January 16, 2024.

Community Bank Leverage Ratio. As required by the EGRRCPA, qualifying banks with less than $10 billion in consolidated assets to elect to be subject to a 9% leverage ratio applied using less complex leverage calculations (the Community Bank Leverage Ratio Framework or CBLRF). Banks that opt into the CBLRF and maintain a leverage ratio of greater than 9% are not subject to other risk-based and leverage capital requirements and are deemed to meet Basel III Final Rules' well capitalized ratio requirements. As of December 31, 2023, the Bank has not elected to apply the CBLRF,

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but the Bank continues to assess the potential impact of opting in to CBLRF as part of its ongoing capital management and planning processes.

Small Bank Holding Company. Bank holding companies with less than $3 billion in assets may rely on the Federal Reserve Board's Small Bank Holding Company Policy Statement. In addition to meeting the asset threshold, a bank holding company must not engage in significant nonbanking activities, not conduct significant off-balance sheet activities, and not have a material amount of debt or equity securities outstanding and registered with the SEC (subject to certain exceptions). The Federal Reserve Board may, in its discretion, exclude any bank holding company from the application of the Small Bank Holding Company Policy Statement if such action is warranted for supervisory purposes.

In August 2018, the Federal Reserve Board issued an interim final rule to apply the Small Bank Holding Company Policy Statement to bank holding companies with consolidated total assets of less than $3 billion. The policy statement, which, among other things, exempts certain bank holding companies from minimum consolidated regulatory capital ratios that apply to other bank holding companies. As a result of the interim final rule, which was effective August 30, 2018, the Corporation expects that it will be treated as a small bank holding company and will not be subject to regulatory capital requirements. The comment period on the interim final rule closed on October 29, 2018 and, to date, the Federal Reserve Board has not issued a final rule to replace the interim final rule. The Bank remains subject to the regulatory capital requirements described above.

Limits on Dividends

The Corporation is a legal entity that is separate and distinct from the Bank. A significant portion of the revenues of the Corporation result from dividends paid to it by the Bank. Both the Corporation and C&F Bank are subject to laws and regulations that limit the payment of dividends, including limits on the sources of dividends and requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, Federal Reserve Board supervisory guidance indicates that the Federal Reserve Board may have safety and soundness concerns if a bank holding company pays dividends that exceed earnings for the period in which the dividend is being paid. Further, the FDIA prohibits insured depository institutions such as C&F Bank from making capital distributions, including paying dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. We do not expect that any of these laws, regulations or policies will materially affect the ability of the Corporation or C&F Bank to pay dividends.

Insurance of Accounts, Assessments and Regulation by the FDIC

The Bank's deposits are insured by the DIF of the FDIC up to the standard maximum insurance amount for each deposit insurance ownership category. The basic limit on FDIC deposit insurance coverage is $250,000 per depositor. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations as an insured institution, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes. The FDIC may also suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank's deposit insurance.

Deposit Insurance Assessments. The DIF is funded by assessments on banks and other depository institutions calculated based on average consolidated total assets minus average tangible equity (defined as Tier 1 capital). As required by the Dodd-Frank Act, the FDIC has adopted a large-bank pricing assessment scheme, set a target "designated reserve ratio" (described in more detail below) of 2 percent for the DIF and, in lieu of dividends, provides for a lower assessment rate schedule when the reserve ratio reaches 2 percent and 2.5 percent. An institution's assessment rate is based on a statistical analysis of financial ratios that estimates the likelihood of failure over a three-year period, which considers the institution's weighted average CAMELS composite rating, and is subject to further adjustments including those related to levels of unsecured debt and brokered deposits. At December 31, 2023, total base assessment rates for institutions that have been insured for at least five years range from 1.5 to 30 basis points applying to banks with less than $10 billion in assets.

The Dodd-Frank Act transferred to the FDIC increased discretion with regard to managing the required amount of reserves for the DIF, or the "designated reserve ratio." The FDIA requires that the FDIC consider the appropriate level for the designated reserve ratio on at least an annual basis. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. As a result of this final rule, the total base assessment rates beginning with the first quarter of 2023 for institutions with less than $10 billion in assets that have been insured for at least five years range from 2.5 to 32 basis points. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35 percent by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2 percent. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2 percent, and again when it reaches 2.5 percent.

In November 2023, the FDIC issued a final rule to implement a special DIF assessment following the FDIC's use of the "systemic risk" exception to the least-cost resolution test in connection with the failures and resolutions of Silicon Valley Bank and Signature Bank. Banks with less than $5 billion of uninsured deposits, such as the Bank, are exempt from this special assessment.

Regulation and Supervision of the Bank and Other Subsidiaries

The Bank is subject to supervision, regulation and examination by the VBFI and its primary federal regulator, the FDIC. The various laws and regulations issued and administered by the regulatory agencies (including the CFPB) affect corporate practices, such as the payment of dividends, the incurrence of debt and the acquisition of financial institutions and other companies, and affect business practices and operations, such as the payment of interest on deposits, the charging of interest on loans, the types of business conducted, the products and terms offered to customers and the location of offices. Prior approval of the applicable primary federal regulator and the VBFI is required for a Virginia chartered bank or bank holding company to merge with another bank or bank holding company, or purchase the assets or assume the deposits of another bank or bank holding company, or acquire control of another bank or bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory agencies will consider, among other things, the competitive effect and public benefits of the transactions, the financial condition, managerial resources, capital position and any asset concentrations (including commercial real estate loan concentrations) of the constituent organizations and the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act (CRA) and fair housing initiatives, the data security and cybersecurity infrastructure of the constituent organizations and the combined organization, the applicant's risk management programs and processes, and the applicant's compliance with and the effectiveness of the subject organizations in combating money laundering activities and complying with Bank Secrecy Act requirements.

Certain Transactions by Insured Banks with their Affiliates. There are statutory restrictions related to the extent bank holding companies and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with their insured depository institution (i.e., banking) subsidiaries. In general, an "affiliate" of a bank includes the bank's parent holding company and any subsidiary thereof. However, an "affiliate" does not generally include the bank's operating subsidiaries. A bank (and its subsidiaries) may not lend money to, or engage in other covered transactions with, its non-bank affiliates if the aggregate amount of covered transactions outstanding involving the bank, plus the proposed transaction, exceeds the following limits: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 10 percent of the bank's capital stock and surplus; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 20 percent of the bank's capital stock and surplus. "Covered transactions" are defined to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Certain covered transactions are also subject to collateral security requirements.

Covered transactions as well as other types of transactions between a bank and a bank holding company must be on market terms, which means that the transaction must be conducted on terms and under circumstances that are substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving nonaffiliates or, in the absence of comparable transactions, that in good faith would be offered to or would apply to nonaffiliates. Moreover, certain amendments to the BHCA provide that, to further competition, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

Community Reinvestment Act. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs are assessed based on specified factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. In 2023, the last time that the Bank's CRA activities were evaluated by the FDIC, the Bank received a "Satisfactory" CRA rating.

On October 24, 2023, the federal banking regulatory agencies jointly issued a final rule to modernize CRA regulations consistent with the following key goals: (1) to encourage banks to expand access to credit, investment, and banking services in low- and moderate-income communities; (2) to adapt to changes in the banking industry, including internet and mobile banking and the growth of non-branch delivery systems; (3) to provide greater clarity and consistency in the application of the CRA regulations, including adoption of a new metrics-based approach to evaluating bank retail lending and community development financing; and (4) to tailor CRA evaluations and data collection to bank size and type, recognizing that differences in bank size and business models may impact CRA evaluations and qualifying activities. Most of the final CRA rule's requirements will be applicable beginning January 1, 2026, with certain requirements, including the data reporting requirements, applicable as of January 1, 2027. The Bank is evaluating the expected impact of the modernized CRA regulations, but currently does not anticipate any material impact to its business, operations or financial condition due to the modified CRA regulations.

Federal Home Loan Bank of Atlanta. The Bank is a member of the Federal Home Loan Bank (FHLB) of Atlanta, which is one of 11 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB. At December 31, 2023, the Bank owned $2.9 million of FHLB stock.

Consumer Protection. The CFPB is the federal regulatory agency that is responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB supervises and regulates providers of consumer financial products and services, and has rulemaking authority in connection with numerous federal consumer financial protection laws (for example, but not limited to, the Truth-in-Lending Act (TILA), the Real Estate Settlement Procedures Act (RESPA), the Electronic Funds Transfer Act (EFTA), the Equal Credit Opportunity Act (ECOA), the Home Ownership and Equity Protection Act (HOEPA), the Fair Credit and Reporting Act (FCRA), the Fair Debt Collection Practices Act (FDCPA) and the Home Mortgage Disclosure Act (HMDA)).

Because the Corporation and the Bank are smaller institutions (i.e., with assets of $10 billion or less), most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Corporation by the Federal Reserve Board and to the Bank by the FDIC. However, the CFPB may include its own examiners in regulatory examinations by a smaller institution's principal regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger bank holding companies and banks, could influence how the Federal Reserve Board and FDIC apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB's consumer protection activities on the Corporation and the Bank cannot be determined with certainty.

On March 30, 2023, the CFPB issued a final rule amending Regulation B to implement Section 1071 of the Dodd-Frank Act, which amended ECOA to require the collection of certain small business lending data. As a result of ongoing litigation, all deadlines for compliance with the amendments to Regulation B are currently stayed. If implemented as issued, the final rule would require the Bank to compile, maintain, and submit to the bureau certain small business lending data, including data on applications for credit by women-owned, minority-owned, and small businesses. The Bank is unable to determine the date that the Section 1071 final rule will become effective or the date that the Bank will be required to comply with its requirements. The Bank is evaluating the expected impact of the Section 1071 final rule, but currently does not anticipate any material impact to its business, operations or financial condition due to this final rule.

On January 17, 2024, the CFPB proposed amendments to Regulation E and Regulation Z that would impose the disclosure requirements of TILA on extensions of overdraft credit, with certain exemptions, for financial institutions with greater than $10 billion in assets. While this proposed rule, if implemented, would not apply to banks with less than $10 billion in assets, including the Bank, the Bank cannot determine the ultimate impact such a regulatory change would have on the broader market for overdraft products and services, which may include a downward pressure on the interest and fees that a bank is able to charge for consumer transactions that overdraw deposit accounts. The impact of such changes on the Bank or its financial condition and results of operations cannot be determined at this time, but the Bank will continue to monitor developments related to this proposed rule and the CFPB's broader policy agenda.

Mortgage Banking Regulation. In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank's mortgage origination activities are subject to ECOA, TILA, HMDA, RESPA and HOEPA, and the regulations promulgated under these acts, among other additional state and federal laws, regulations and rules.

The Bank's mortgage origination activities are also subject to Regulation Z, which implements TILA. Certain provisions of Regulation Z require mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Alternatively, a mortgage lender can originate "qualified mortgages", which are generally defined as mortgage loans without negative amortization, interest-only payments, balloon payments, terms exceeding 30 years, and points and fees paid by a consumer equal to or less than 3 percent of the total loan amount. Under the EGRRCPA, most residential mortgage loans originated and held in portfolio by a bank with less than $10 billion in assets will be designated as "qualified mortgages." Higher-priced qualified mortgages (e.g., sub-prime loans) receive a rebuttable presumption of compliance with ability-to-repay rules, and other qualified mortgages (e.g., prime loans) are deemed to comply with the ability-to-repay rules. The Corporation's mortgage banking segment predominately originates mortgage loans that comply with Regulation Z's "qualified mortgage" rules.

In addition to regulations applicable to the Bank's mortgage origination activities, C&F Mortgage is subject to the rules and regulations of, and examination by, the Department of Housing and Urban Development (HUD), the FHA, the USDA, the VA and state regulatory authorities with respect to originating, processing and selling mortgage loans. Those rules and regulations, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers and, in some cases, restrict certain loan features and fix maximum interest rates and fees.

Consumer Financing Regulation. C&F Finance also is regulated by the states and local jurisdictions in which it operates, and its lending operations are subject to numerous federal regulations over which the CFPB has rulemaking authority and regarding which enforcement authority is shared by the Federal Reserve Board, the FDIC, the Department of Justice and the Federal Trade Commission. Such rules and regulations generally provide for licensing of sales finance agencies; limitations on amounts, duration and charges, including interest rates, for various categories of loans; requirements as to the form and content of finance contracts and other documentation; and restrictions on collection practices and creditors' rights. C&F Finance is subject to regulation and supervision by the VBFI, which regulates and enforces Virginia laws relating to consumer lenders and sales finance agencies.

C&F Finance is subject to many federal, state and local statutes, regulations and ordinances that impact all aspects of its operations, including but not limited to the procedures that C&F Finance must follow regarding repossession of vehicles securing automobile finance installment contracts for purchases of used and new automobiles. C&F Finance is subject to state licensing requirements, which may require C&F Finance to file a notification or obtain a license to acquire automobile installment contracts in each state in which it acquires such contracts. C&F Finance is also subject to extensive federal statutes and regulations, including but not limited to: TILA, which requires C&F Finance and the dealers it does business with to make certain disclosures to customers, including the terms of repayment, the total finance charge and the annual percentage rate charged on automobile finance installment contracts; ECOA, which prohibits creditors from discrimination against loan applicants on the basis of race, color, sex, age or marital status and, pursuant to Regulation B promulgated thereunder, requires creditors to make certain disclosures regarding consumer rights and advise consumers of the reasons for the rejection of their credit applications; the FCRA, which requires C&F Finance to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency and ensure the accuracy and integrity of consumer information reported to credit reporting agencies; the EFTA, which prohibits C&F Finance from requiring its customers to repay a loan or other credit by electronic funds transfer (EFT), except in limited situations, and requires C&F Finance to provide certain documentation and notifications to customers when an EFT is initiated; and federal bankruptcy and related state laws that may limit or affect C&F Finance's ability to recover collateral or enforce a deficiency judgment. C&F Finance also generally adheres to the principles of the FDCPA, which prohibits certain debt collectors from contacting borrowers during certain times and at certain places, from using threatening practices and from making false implications when attempting to collect a debt.

The CFPB has the authority to issue and enforce regulations under many federal consumer protection laws, including (subject to certain statutory limitations) TILA, ECOA, FDCPA, FCRA and EFTA. The CFPB is specifically authorized by the Dodd-Frank Act, among other things, to take action to prevent companies providing consumer financial products or services and their service providers from engaging in unfair, deceptive or abusive acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures for consumer financial products or services. Failure by C&F Finance to comply with any of these laws or regulations could have a material adverse effect on the Corporation. As of December 31, 2023, the Corporation and C&F Finance were not subject to supervision by the CFPB.

Certain federal regulatory agencies, and in particular, the CFPB, the Federal Trade Commission, and the Federal Reserve Board, as well as certain state agencies, have recently become more active in investigating the products, services and operations of banks and other finance companies engaged in auto finance activities. These investigations have extended to banks that engage in indirect automobile lending.

Brokered Deposits. Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is "well capitalized" or, with the FDIC's approval, "adequately capitalized." On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the "deposit broker" definition and amended the FDIC's interest rate methodology for calculating rates and rate caps. The rules became effective on April 1, 2021 and, to date, there has been no material impact to either the Corporation or the Bank from the rules.

Other Regulations

Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2023, the Bank was considered "well capitalized."

Incentive Compensation. The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal stockholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity.

In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees or benefits that could lead to material financial loss to the financial institution. The proposed rules outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution, and establishes minimum requirements that incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. The comment period for these proposed rules has closed and a final rule has not yet been published. If the rules are adopted as proposed, they will restrict the manner in which executive compensation is structured.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including Nasdaq, the exchange on which the Corporation's common stock is listed, to implement listing standards that require listed companies to adopt policies mandating the recovery or "clawback" of excess incentive compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. In February 2023, Nasdaq posted its initial rule filing with the SEC to implement this directive and the Nasdaq's listing standards pursuant to the SEC's rule became effective on October 2, 2023. The Corporation updated its previous compensation recovery policy to comply with the new Nasdaq listing standards and the policy is included as Exhibit 97 to this Annual Report on Form 10-K.

Confidentiality and Required Disclosures of Customer Information. The Corporation is subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The Gramm-Leach-Bliley Act and certain regulations issued thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure. Certain exceptions may apply to the requirement to deliver an annual privacy notice based on how a financial institution limits sharing of nonpublic personal information and whether the institution's disclosure practices or policies have changed in certain ways since the last privacy notice that was delivered.

The Corporation is also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act (the BSA) requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA PATRIOT Act added regulations to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering, and requires financial institutions to establish anti-money laundering programs. Regulations adopted under the BSA impose on financial institutions customer due diligence requirements, and the federal banking agencies expect that customer due diligence programs will be integrated within a financial institution's broader BSA and anti-money laundering compliance program. The Office of Foreign Assets Control (OFAC), which is a division of the U. S. Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. If the Bank finds the name of an "enemy" of the United States on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account or place transferred funds into a blocked account, and report it to OFAC.

Although these laws and programs impose compliance costs and create privacy obligations and, in some cases, reporting obligations, and compliance with all of the laws, programs, and privacy and reporting obligations may require significant resources of the Corporation and the Bank, these laws and programs do not materially affect the Bank's products, services or other business activities.

Corporate Transparency Act. On January 1, 2021, as part of the 2021 National Defense Authorization Act, Congress enacted the Corporate Transparency Act (CTA), which required by January 1, 2022, that the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN) issue regulations implementing reporting requirements for "reporting companies" (as defined in the CTA) to disclose beneficial ownership interests of certain U.S. and foreign entities. The CTA imposes additional reporting requirements on entities not previously subject to such beneficial ownership disclosure regulations and also contains exemptions for several different types of entities, including among others: (i) certain banks, bank holding companies, and credit unions; (ii) money transmitting businesses registered with FinCEN; and (iii) certain insurance companies. Reporting companies subject to the CTA will be required to provide specific information with respect to beneficial owner(s) (as defined in the CTA) as well as satisfy initial filing obligations (for newly-formed reporting companies) and submit subsequent reports when updates are required. Non-compliance with FinCEN regulations promulgated under the CTA may result in civil fines as well as criminal penalties.

In December 2021, FinCEN proposed the first of the three sets of rules that it will issue. Thereafter, on September 29, 2022, FinCEN issued the final rule (the Reporting Rule) to implement the beneficial ownership reporting requirements of the CTA, which was effective January 1, 2024. The Corporation and its subsidiaries are exempt from reporting requirements under the Reporting Rule. On December 21, 2023, FinCEN issued a final rule (the Access Rule) implementing the access and safeguard provisions of the CTA, which prescribes the circumstances under which beneficial ownership information reported to FinCEN may be disclosed to authorized recipients and how it must be protected. Under the Access Rule, the Bank and its subsidiaries may access beneficial ownership information for reporting companies whose consent they have obtained for such disclosures. Subsequent rulemaking is expected to revise the existing customer due diligence requirements that apply to the Bank and its subsidiaries and many other financial institutions, to ensure consistency between these requirements and the beneficial ownership reporting rules.

The Corporation will continue to monitor regulatory developments related to the CTA, including future FinCEN rulemakings, and will continue to assess the ultimate impact of the CTA on the Corporation and the Bank.

Cybersecurity. The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. If the Corporation or the Bank fails to meet the expectations set forth in this regulatory guidance, the Corporation or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Corporation or the Bank. In addition, all federal and state banking agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

In October 2016, the federal banking agencies issued proposed rules on enhanced cybersecurity risk-management and resilience standards that would apply to very large financial institutions and to services provided by third parties to these institutions. The comment period for these proposed rules has closed and a final rule has not been published. Although the proposed rules would apply only to bank holding companies and banks with $50 billion or more in total consolidated assets, these rules could influence the federal banking agencies' expectations and supervisory requirements for information security standards and cybersecurity programs of smaller financial institutions, such as the Corporation and the Bank.

On November 18, 2021, the federal bank regulatory agencies issued a final rule to improve the sharing of information about cybersecurity incidents that may affect the U.S. banking system. The rule requires a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines that a cybersecurity incident has occurred. Notification is required for incidents that have materially affected—or are reasonably likely to materially affect—the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rule requires a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective on May 1, 2022.

Stress Testing. The federal banking agencies have implemented stress testing requirements for certain large or risky financial institutions, including bank holding companies and state-chartered banks. Although these requirements do not apply to the Corporation and the Bank, the federal banking agencies emphasize that all banking organizations, regardless of size, should have the capacity to analyze the potential effect of adverse market conditions or outcomes on the organization's financial condition. Based on existing regulatory guidance, the Corporation and the Bank will be expected to consider the institution's interest rate risk management, commercial real estate loan concentrations and other credit-related information, and funding and liquidity management during this analysis of adverse market conditions or outcomes.

Volcker Rule. The Dodd-Frank Act prohibits bank holding companies and their subsidiary banks from engaging in proprietary trading except in limited circumstances, and places limits on ownership of equity investments in private equity and hedge funds (the Volcker Rule). The EGRRCPA, and final rules adopted to implement the EGRRCPA, exempt all banks with less than $10 billion in assets (including their holding companies and affiliates) from the Volcker Rule, provided that the institution has total trading assets and liabilities of 5 percent or less of total assets, subject to certain limited exceptions. The Corporation believes that its financial condition and its operations are not affected by the Volcker Rule, amendments thereto, or its implementing regulations.

Call Reports and Examination Cycle. All institutions, regardless of size, submit a quarterly call report that includes data used by federal banking agencies to monitor the condition, performance, and risk profile of individual institutions and the industry as a whole. The EGRRCPA contained provisions expanding the number of regulated institutions eligible to use streamlined call report forms. In June 2019, consistent with the provisions of the EGRRCPA, the federal banking agencies issued a final rule to permit insured depository institutions with total assets of less than $5 billion that do not engage in certain complex or international activities to file the most streamlined version of the quarterly call report, and to reduce data reportable on certain streamlined call report submissions.

In December 2018, consistent with the provisions of the EGRRCPA, the federal banking agencies jointly adopted final rules that permit banks with up to $3 billion in total assets, that received a composite CAMELS rating of "1" or "2," and that meet certain other criteria (including not having undergone any change in control during the previous 12-month period, and not being subject to a formal enforcement proceeding or order), to qualify for an 18-month on-site examination cycle.

Effect of Governmental Monetary Policies. As with other financial institutions, the earnings of the Corporation and the Bank are affected by general economic conditions as well as by the monetary policies of the Federal Reserve Board. Such policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments. The Federal Reserve Board exerts a substantial influence on interest rates and credit conditions, primarily through establishing target rates for federal funds, open market operations in U.S. Government securities, varying the discount rate on member bank borrowings and setting cash reserve requirements against deposits. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and rates received on loans and investment securities and paid on deposits. Fluctuations in the Federal Reserve Board's monetary policies have had a significant impact on the operating results of the Corporation and the Bank and are expected to continue to do so in the future.

Future Regulation

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Corporation in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Corporation cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Corporation. A change in statutes, regulations or regulatory policies applicable to the Corporation or any of its subsidiaries could have a material effect on the business of the Corporation.

Available Information

The Corporation's SEC filings are filed electronically and are available to the public over the Internet at the SEC's website at http://www.sec.gov. The Corporation's SEC filings also are available through our website at http://www.cffc.com under "Investor Relations/Financial Documents/SEC Filings" as of the day they are filed with the SEC. Copies of documents also can be obtained free of charge by writing to the Corporation's secretary at 3600 La Grange Parkway, Toano, VA 23168 or by calling 804-843-2360.

ITEM 1A.   RISK FACTORS

Investments in the Company's common stock involve risk. In addition to the other information set forth in this Annual Report on Form 10-K, including the information addressed under "Cautionary Statement Regarding Forward-Looking Statements," investors in the Company's common stock should carefully consider the risk factors discussed below. The following discussion highlights the risks that we believe are material to the Company, but the following discussion does not necessarily include all risks that we may face, and an investor in the Company's common stock should not interpret the disclosure of a risk in the following discussion to state or imply that the risk has not already materialized. These factors could materially and adversely affect the Company's business, financial condition, liquidity, results of operations, and capital position, and could cause the Company's actual results to differ materially from its historical results or the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K, in which case the trading price of the Company's common stock could decline.

Risk Factors Related to our Lending Activities and Economic Conditions

Our business is subject to various lending and other economic risks that could adversely affect our results of operations and financial condition.

Deterioration in economic conditions could adversely affect our business. Our business is directly affected by general economic and market conditions; broad trends in industry and finance; legislative and regulatory changes; changes in governmental monetary and fiscal policies; and inflation, all of which are beyond our control. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expense related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, inflation may lead to a decrease in consumer and client's purchasing power and increase default rates on our loans. A deterioration in economic conditions, in particular a prolonged economic slowdown within our geographic region or a broader disruption in the economy, possibly as a result of a pandemic or other widespread public health emergency, acts of terrorism or outbreak of domestic or international hostilities (including the ongoing military conflicts between Russia and Ukraine and in the Middle East), could result in the following consequences, any of which could hurt our business materially: an increase in loan delinquencies; an increase in problem assets and foreclosures; a decline in demand for our products and services; a deterioration in the value of collateral for loans made by our various business segments; and changes in the fair value of financial instruments held by the Corporation or its subsidiaries.

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The policies of the Federal Reserve affect us significantly. The Federal Reserve regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict. Federal Reserve policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay a loan, which could have an adverse effect on our financial condition and results of operations. Alternatively, an expansion of the money supply could make it easier for a borrower to obtain a loan from another financial institution at a lower interest rate, resulting in a payoff of that borrower's higher rate loan with us, and which could have an adverse effect on our financial condition and results of operations.

Adverse changes in economic conditions in our market areas or adverse conditions in an industry on which a local market in which we do business is dependent could adversely affect our results of operations and financial condition.

We provide full-service banking and other financial services throughout eastern and central Virginia, mortgage banking in Virginia, Maryland, North Carolina, and West Virginia, and consumer finance activities throughout 21 states. Our lending and deposit activities are directly affected by, and our financial success depends on, economic conditions within these markets, as well as conditions in the industries on which those markets are economically dependent. A deterioration in local economic conditions or in the condition of an industry on which a local market depends, such as the U.S. military and related defense contractors and industries, could adversely affect such factors as unemployment rates, business formations and expansions and housing market conditions. Adverse developments in any of these factors could result in among other things, a decline in loan demand, a reduction in the number of credit-worthy borrowers seeking loans, an increase in delinquencies, defaults and foreclosures, an increase in classified and nonaccrual loans, a decrease in the value of loan collateral, and a decline in the financial condition of borrowers and guarantors, any of which could adversely affect our financial condition or business.

The level of the Corporation's allowance for credit losses is particularly sensitive to changes in the actual and forecasted national unemployment rate and changes in current conditions or reasonably expected future conditions affecting the collectability of loans. The allowance for credit losses is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available. In evaluating the level of the allowance for credit losses, we consider a range of possible assumptions and outcomes, however, current economic conditions and forecasts can change and future events are inherently difficult to predict. The anticipated amount of estimated credit losses on loans, and therefore the appropriateness of the allowance for credit losses and related provision for credit losses charged against earnings, could change significantly and adversely affect our financial condition and results of operations.

The Corporation also invests in the debt securities of corporate issuers, primarily financial institutions, that the Corporation views as having a strong financial position and earnings potential. However, a deterioration in economic or other conditions in the localities in which these institutions do business in could adversely affect their financial condition and results of operations, and therefore adversely affect the value of our investment. Additionally, the majority of the debt securities in which we have invested are in an unrealized loss position as of December 31, 2023, due primarily to increases in interest rates after we purchased those debt securities. If the Corporation is forced to sell debt securities in an unrealized loss position for liquidity or other needs or determines that there is credit loss with respect to any of the corporation's debt securities, the corporation may be forced to recognize those losses or an impairment charge in net income.

Weakness in the secondary residential mortgage loan markets or demand for mortgage loans may adversely affect income from C&F Mortgage.

Our mortgage banking segment has historically provided a significant portion of our noninterest income by generating gains on sales of mortgage loans that we originate. Interest rates, housing inventory, housing demand, inflation, cash buyers, new mortgage lending regulations and other market conditions, such as the number of third-party investors and their demand to purchase mortgage loans, have a direct effect on loan originations across the industry. In particular, in the current higher interest rate environment, our originations of mortgage loans decreased, resulting in fewer loans available to be sold to investors, which has resulted in a decrease in noninterest income that may continue into future periods, and which may occur during other periods of rising interest rates. In addition, our results of operations are affected by the amount of noninterest expenses (including for personnel and systems infrastructure) associated with mortgage banking activities. During periods of reduced loan demand, our results of operations may be adversely affected if we are unable to reduce expenses commensurate with the decline in mortgage loan origination activity.

If our allowance for credit losses becomes inadequate, our results of operations may be adversely affected.

Making loans is an essential element of our business. The risk of nonpayment is affected by a number of factors, including but not limited to: the duration of the credit; credit risks of a particular customer; inflation; changes in economic and industry conditions; and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans may not be repaid. We attempt to maintain an appropriate allowance for credit losses to provide for losses in our loan portfolio. Because any estimate of credit losses is necessarily subjective and the accuracy of any estimate depends on the outcome of future events that are not within our control, we face the risk that charge-offs in future periods will exceed our allowance for credit losses and that additional provision for credit losses will be required, which would have an adverse effect on the Corporation's net income. Although we believe our allowance for credit losses is adequate to absorb losses that are inherent in our loan portfolio, we cannot predict the timing or severity of such losses nor give any assurance that our allowance will be adequate in the future.

Our banking regulators, as an integral part of their examination process, periodically review the allowance for credit losses and may require us to increase our allowance by recognizing additional provision for credit losses charged to expense, or to decrease the allowance by recognizing loan charge-offs. Any such required additional provisions for credit losses or charge-offs could have a material adverse effect on our financial condition and results of operations.

On January 1, 2023, we adopted Accounting Standards Codification (ASC) Topic 326, "Financial Instruments—Credit Losses" (ASC 326), which replaces existing accounting principles for the recognition of loan losses based on losses that have been incurred with a requirement to record an allowance for credit losses that represents expected credit losses over the lifetime of all loans in the Corporation's portfolio. Under ASC 326, the Corporation's estimate of expected credit losses is based on reasonable and supportable forecasts of future economic conditions and loan performance. While the adoption of ASC 326 does not affect ultimate loan performance or cash flows of the Corporation from making loans, recognizing an allowance based on expected credit losses may create volatility in the level of our allowance for credit losses and our results of operations, including based on volatility in economic forecasts and our expectations of loan performance in future periods, as actual results may differ materially from our estimates. If we are required to materially increase our level of allowance for credit losses for any reason, such increase could adversely affect our business, financial condition, and results of operations.

An increase in mortgage loan defaults or prepayments may result in losses related to loans sold by C&F Mortgage.

Deterioration in economic conditions may cause borrowers to default on their mortgages, which may result in losses to investors who purchased residential mortgage loans originated by C&F Mortgage and sold in the secondary market, especially if accompanied by declines in the value of residential real estate securing those loans. This may result in potential repurchase or indemnification obligations for C&F Mortgage. Such obligations may arise in the event of claims by investors of borrower misrepresentation, fraud, early-payment default, or underwriting error, as investors attempt to minimize their losses. We cannot be assured that a prolonged period of payment defaults and foreclosures will not result in an increase in requests for repurchases or indemnifications. Alternatively, during periods of low or falling interest rates, our customers may find opportunities to refinance shortly after obtaining a mortgage loan from C&F Mortgage, which may result in unexpected prepayments on loans that have been sold into the secondary market. This may result in obligations of C&F Mortgage to return a portion of the sales proceeds from such loans to investors pursuant to the terms of the sale. Moreover, prolonged periods of inflation may also lead to increased loan defaults and losses, which may result in losses incurred by secondary market investors for which C&F Mortgage may have an indemnification or repurchase obligation. We attempt to maintain an appropriate reserve for indemnification losses and for prepayment obligations. Although we believe our reserves for indemnification losses and prepayment obligations are adequate, these estimates are inherently subjective and actual indemnification losses and prepayment obligations will depend on future events that are often not within our control. Therefore, we can give no assurance that established reserves will be adequate. Additional provision for indemnification losses or additional obligations arising from prepayments would have an adverse effect on the Corporation's net income.

Our level of credit risk is higher due to the concentration of our loan portfolio in commercial real estate loans and in consumer finance automobile loans.

At December 31, 2023, 38.4 percent of our loan portfolio consisted of commercial real estate loans, which includes loans secured by apartment complexes, retail properties, and office and warehouse properties. These loans generally carry larger loan balances and involve a greater degree of financial and credit risk than home equity and residential loans. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and to borrowers in similar lines of business, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition to other risks associated with the ownership of real estate, the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. As a result, events beyond our control, such as a downturn in the local economy, could adversely affect the performance of the commercial real estate loan portfolio.

At December 31, 2023, 23.0 percent of our loan portfolio consisted of consumer finance automobile loans, primarily for customers who have limited access to traditional automobile financing due to increased credit risk. During periods of high inflation, economic slowdown or recession, delinquencies, defaults, repossessions and losses may increase in this portfolio. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which we may sell repossessed vehicles or delay the timing of these sales. The number of delinquent loans, fluctuations in wholesale values of used automobiles and the availability of repossession agencies may impact the amount of net charge-offs experienced within the consumer finance automobile portfolio. Because our borrowers have increased credit risk, the actual rates of delinquencies, defaults, repossessions and losses on these loans are higher than those experienced in the general automobile finance industry and could be dramatically affected by a general economic downturn. In addition, our servicing costs may increase without a corresponding increase in our finance charge income. While we manage the higher risk inherent in loans made to these borrowers through our underwriting criteria for installment sales contracts we purchase and collection methods, we cannot guarantee that these criteria or methods will ultimately provide adequate protection against these risks.

Risk Factors Related to our Industry and Financial Markets

Our business, financial condition, and results of operations could be adversely affected by developments impacting the financial services industry, such as bank failures or concerns involving liquidity.

Events in the financial services industry, including bank closures, cause general uncertainty and concern regarding the adequacy of liquidity of the financial services industry generally. While we rely on different sources of funding to meet potential liquidity needs, our business strategies are largely based on access to funding from customer deposits and supplemental funding provided by wholesale or other secondary liquidity sources. Deposit levels may be affected by various industry factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, conditions in the financial services industry specifically and general economic conditions that impact the amount of liquidity in the economy and savings levels, and also by factors that impact customers' perception of our financial condition and capital and liquidity levels. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar events, have in the past and may in the future lead to erosion of customer confidence in the banking system, deposit volatility, liquidity issues, stock price volatility, and other adverse developments. The bank closures in the first half of 2023 led to such disruption and volatility in the financial services industry generally, including deposit outflows and increasing liquidity needs at many regional banks, which led banking regulators to take extraordinary actions to insure otherwise uninsured deposit accounts at the closed banks and to permit such banks' depositors to promptly access all funds on deposit. The response to bank closures by the U.S. Government, including the U.S. Department of the Treasury, the FDIC, and the Federal Reserve, cannot be predicted and the policies and regulations implemented in response to past bank closures cannot be expected to be extended or repeated in response to a future bank closure. The Corporation cannot predict to what extent any such steps taken by the banking regulators will be effective in calming the financial markets and financial services industry generally, preventing further bank closures, or reducing the risk of deposit outflows, and particularly sudden deposit outflows, from banks. As a result of this uncertainty, we face the potential for deposit outflows, increased borrowing and funding costs, and increased competition for liquidity, any of which could have a material adverse impact on our financial performance or financial condition.

We are subject to interest rate risk and fluctuations in interest rates may negatively affect our financial performance.

Our profitability depends in substantial part on our net interest margin, which is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits and borrowings divided by total interest-earning assets. Changes in interest rates will affect our net interest margin in diverse ways, including the pricing of loans and deposits, the levels of prepayments and asset quality. We are unable to predict actual fluctuations of market interest rates because many factors influencing interest rates, including changes in economic conditions, are beyond our control. We believe that our current interest rate exposure is manageable and does not indicate any significant exposure to interest rate changes. To combat rising inflation, beginning in March 2022, the Federal Reserve has raised its benchmark federal funds interest rate at the fastest pace in over 40 years, increasing 425 basis points during 2022 and an additional 100 basis points in 2023. If market rates continue to rise, or remain elevated for an extended period of time, we may experience more competitive pressures to increase the rates we pay on deposits, which may result in a decrease in our net interest income, a change in the mix of noninterest and interest-bearing accounts, reduced demand for loans or increases in the rate of default on existing loans. Conversely, if market interest rates decline, or if the Federal Reserve lowers the target federal funds rate, such lower rates could limit our interest rate spread and may adversely affect our business forecasts. If market interest rates were to fall, yields on loans and investments may fall. In addition, the Corporation could experience further net interest margin compression if it is unable to maintain its current level of loans outstanding by continuing to originate new loans or if it experiences a decrease in deposit balances, which would require the Corporation to seek funding from other sources at relatively higher rates of interest. It is possible that significant or unexpected changes in interest rates may take place in the future, and we cannot always accurately predict the nature or magnitude of such changes or how such changes may affect our business or results of operations.

The Corporation's investment portfolio consists of fixed income debt securities, classified as available for sale, whose market values fluctuate with changes in interest rates. Available for sale debt securities are carried at estimated fair value with the corresponding unrealized gains and losses recognized in other comprehensive income. Gains or losses are only recognized in net income upon the sale of the security. Additionally, under ASC 326 a loss is recognized for expected credit losses on available for sale debt securities or when the Corporation does not expect to recover its investment in a debt security, to the extent that the carrying amount of the security exceeds its market value. As a result of increases in market interest rates during 2022 and 2023, the market value of the Corporation's investment portfolio declined significantly. While the Corporation does not intend to sell any of its securities, the portfolio serves as a source of liquidity and consists of securities available for sale, which may be sold in response to changes in market interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs and other similar factors. If the Corporation is forced to sell any of its securities while in an unrealized loss position, the loss would be recognized in net income. Additionally, while the regulatory capital of the Corporation or the Bank is not expected to be impacted by unrealized losses on securities, tangible common equity, a non-GAAP financial measure, is reduced for unrealized losses on securities, and regulatory capital would be reduced for any losses recognized in net income.

We rely substantially on deposits obtained from customers in our target markets to provide liquidity and support growth.

Our business strategies are based on access to funding from local customer deposits. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions that affect savings levels and the amount of liquidity in the economy, including government stimulus efforts in response to economic crises. If our deposit levels fall, we could lose a relatively low cost source of funding and our interest expense would likely increase as we obtain alternative funding to replace lost deposits. If local customer deposits are not sufficient to fund our normal operations and growth, or if we lose a significant portion of our local customer deposits or a significant deposit relationship, we will look to outside sources, such as borrowings from the FHLB, which is a secured funding source, and our liquidity and/or profitability could be adversely impacted. Our ability to access borrowings from the FHLB will be dependent upon whether and the extent to which we can provide collateral to secure FHLB borrowings. We may also look to federal funds purchased and brokered deposits, although the use of brokered deposits may be limited or discouraged by our banking regulators. We may also seek to raise funds through the issuance of shares of our common stock, or other equity or equity-related securities, or debt securities including subordinated notes as additional sources of liquidity. If we are unable to access funding sufficient to support our business operations and growth strategies or are unable to access such funding on attractive terms, we may not be able to implement our business strategies which may negatively affect our financial performance.

Consumers may increasingly decide not to use banks to complete their financial transactions, which could have a material adverse impact on our financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, general-purpose reloadable prepaid cards, or in other types of assets, including crypto currencies or other digital assets. Consumers can also complete transactions such as paying bills or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the loss of deposits as a lower cost source of funds could have a material adverse effect on our financial condition and results of operations.

Competition from other financial institutions and financial intermediaries may adversely affect our profitability.

We face substantial competition in originating loans and in attracting deposits. Our competition in originating loans and attracting deposits comes principally from other banks, mortgage banking companies, consumer finance companies, savings associations, credit unions, brokerage firms, insurance companies and other institutional lenders and purchasers of loans, and includes firms that attract customers primarily through digital and online products which may offer greater convenience to customers than traditional banking products and services. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions may be able to offer the same loan products and services that we offer at more competitive rates and prices. Moreover, technological innovation continues to contribute to greater competition in financial services markets as technological advances enable more companies to provide financial products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could adversely affect our profitability.

Accounting for business combinations may expose us to intangible asset risk, which could affect our results of operations.

In connection with accounting for prior acquisitions, we recorded assets acquired and liabilities assumed at their fair value, which resulted in the recognition of certain intangible assets, including goodwill. Adverse conditions in our business climate, including a significant decline in future operating cash flows, changes in interest rates that may lead to net interest margin compression, changes in demand for loans or our ability to originate and hold loans, a sustained period of elevated loan losses, a significant decrease in valuations or stock prices of the Corporation or other bank holding companies, or a deviation from our expected growth rate and performance, may significantly affect the fair value of the Corporation's reporting units and may trigger impairment losses on intangible assets, which could be materially adverse to our results of operations.

Risk Factors Related to our Operations and Technology

Our risk management framework may not be effective in mitigating risk and loss.

We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report and control the risks we face. These risks include, but are not limited to, interest rate, credit, liquidity, operational, reputation, legal, compliance, economic and litigation risk. Although we assess our risk management program on an ongoing basis and make identified improvements to it, we can give no assurance that this approach and risk management framework (including related controls) will effectively mitigate the risks listed above or limit losses that we may incur. If our risk management program has flaws or gaps, or if our risk management controls do not function effectively, our results of operations, financial condition or business may be adversely affected.

We are subject to security and operational risks, including cybersecurity risks and cybersecurity attacks, relating to our use of technology that could damage our reputation and our business.

In the ordinary course of business, the Corporation collects and stores sensitive data, including proprietary business information and personally identifiable information of our customers and employees, in systems and on networks, including those hosted by third-party vendors. The secure processing, maintenance and use of this information is critical to operations and the Corporation's business strategy. The Corporation has invested in information security technologies and continually reviews processes and practices that are designed to protect its networks, computers and data from damage or unauthorized access, including periodically those employed by third-party vendors that host the Corporation's data and applications. Despite these security measures, the Corporation's computer systems and infrastructure may be vulnerable to attacks by hackers or may be breached due to employee error, malfeasance or other disruptions. Security breaches, including cybersecurity incidents, identity theft and hacking events, have been experienced by several of the world's largest financial institutions that utilize sophisticated security tools to prevent such breaches, incidents and events. Any security breach that we experience could result in legal claims, regulatory penalties, disruption in operation, remediation expenses, costs associated with customer notification and credit monitoring services, increased insurance premiums, loss of customers and business partners and damage to the Corporation's reputation. We rely on customary security systems and procedures to provide the security and authentication necessary to effect secure collection, transmission and storage of sensitive data. These systems and procedures include but are not limited to (i) regular penetration testing of our network, (ii) regular employee training programs on sound security practices and awareness of security threats, (iii) deployment of tools to monitor our network including intrusion prevention and detection systems, electronic mail spam filters, anti-virus, anti-malware, anti-ransomware, resource logging and patch management, (iv) multifactor authentication for customers using treasury management tools and employees who access our network from outside of our premises, and (v) enforcement of security policies and procedures for the additions and maintenance of user access and rights to resources. However, because the techniques used to obtain unauthorized access, or to disable or degrade systems change frequently and are often not recognized until launched against a target, even with all reasonable security efforts, the Corporation may be unable to anticipate these techniques or to implement adequate protective measures.

Certain key applications, including our core data processing beginning in 2024, are outsourced to third party providers. If our third party providers encounter difficulties or if we have difficulty in communicating with such third parties, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations and reputation. Additionally, in recent years banking regulators have focused on the responsibilities of financial institutions to supervise vendors and other third-party service providers. We may have to dedicate significant resources to manage risks and regulatory burdens presented by our relationship with vendors and third-party service providers, including our data processing and cybersecurity service providers.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our businesses' operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access. In addition, each of these third parties faces the risk of a cyber-attack, information breach or loss, or technology failure and there is no assurance that they have not or will not experience a system or network breach. While we have selected these third-party vendors carefully, we do not control their actions, and any failure to maintain performance, reliability and security of these systems could have a significant adverse effect on our financial condition or results of operations. Any problem caused by these third parties, such as poor performance of services, failure to provide services, disruptions in communication services provided by a vendor, a cyber-attack, information breach or loss, or failure to handle current or higher volumes could adversely affect the Corporation's ability to deliver products and services to its customers and otherwise conduct its business, and may harm its reputation. Financial or operational difficulties of a third-party vendor could also hurt the Corporation's operations if those difficulties affect the vendor's ability to serve the Corporation. Replacing these third-party vendors could also create significant delay and expense, and we cannot provide any assurance that we could negotiate terms with alternative service sources that are as favorable or could obtain similar services as found in our existing systems without expending substantial resources. Accordingly, use of such third parties creates an unavoidable inherent risk to our businesses' operations.

Our business is technology dependent, and an inability to successfully implement technological improvements may adversely affect our ability to be competitive and our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products, systems and services, which may require substantial initial investment to be implemented, including the cost of modifying or adapting existing products, systems and services. The Corporation invests in new technology to enhance customer service, and to increase efficiency and reduce operating costs. Our future success will depend in part upon our ability to create synergies in our operations through the use of technology and to facilitate the ability of customers to engage in financial transactions in a manner that enhances the customer experience. We cannot give any assurance that technological improvements will increase operational efficiency or that we will be able to effectively implement new technology-driven products, systems and services or be successful in marketing new products and services to our customers. A failure to maintain or enhance a competitive position with respect to technology, whether because of a failure to anticipate customer expectations, substantially fewer resources to invest in technological improvements than larger competitors, or because our technological developments fail to perform as desired or are not implemented in a timely manner, could result in higher operating costs, decreased customer satisfaction, and lower market share. An inability to effectively implement new technology and realize operational efficiencies could result in the loss of initial investments in such projects and higher operating costs. Either of these outcomes could have a material adverse impact on our financial condition and results of operations.

Risks Related to the Regulation of the Corporation

Compliance with laws, regulations and supervisory guidance, both new and existing, may adversely affect our business, financial condition and results of operations.

We are subject to numerous laws, regulations and supervision from both federal and state agencies. Failure to comply with these laws and regulations could result in financial, structural and operational penalties, including receivership. In addition, establishing systems and processes to achieve compliance with these laws and regulations may increase our costs and/or limit our ability to pursue certain business opportunities.

Laws and regulations, and any interpretations and applications with respect thereto, generally are intended to benefit consumers, borrowers and depositors, but not stockholders. The legislative and regulatory environment is beyond our control, may change rapidly and unpredictably and may negatively influence our revenues, costs, earnings, and capital levels. Our success depends on our ability to maintain compliance with both existing and new laws and regulations.

Future legislation, regulation and government policy, particularly following changes in political leadership and policymakers in the federal government, could affect the banking industry as a whole, including the Corporation's business and results of operations, in ways that are difficult to predict. In addition, the Corporation's results of operations could be adversely affected by changes in the way in which existing statutes and regulations are interpreted or applied by courts and government agencies. See "Regulation and Supervision" included in Item 1. Business, of this Annual Report on Form 10-K for a more detailed description of the certain regulatory requirements applicable to the Corporation.

The CFPB may increase our regulatory compliance burden and could affect the consumer financial products and services that we offer.

The CFPB significantly influences consumer financial laws, regulation and policy through rulemaking related to enforcement of the Dodd-Frank Act's prohibitions against unfair, deceptive and abusive consumer finance products or practices, which are directly affecting the business operations of financial institutions offering consumer financial products or services, including the Corporation. This agency's broad rulemaking authority includes identifying practices or acts that are unfair, deceptive or abusive in connection with any consumer financial transaction, financial product or service. In particular, the CFPB's interpretation of the Dodd-Frank Act's prohibitions against unfair, deceptive and abusive consumer finance products or practices and the application of those prohibitions to so-called "junk fees" may ultimately affect products or services currently offered by the Corporation and its subsidiaries and may affect the amount of revenue that may be derived from these products and services in the future, especially revenue from overdraft products offered by the Bank. Although the CFPB has jurisdiction over banks with $10 billion or greater in assets, rules, regulations and policies issued by the CFPB may also apply to the Corporation or its subsidiaries by virtue of the adoption of such policies and practices by the Federal Reserve and the FDIC. Further, the CFPB may include its own examiners in regulatory examinations by the Corporation's primary regulators. The limitations and restrictions imposed by the CFPB may produce significant, material effects on our business, financial condition and results of operations.

Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance (ESG) practices may impose additional costs on the Corporation or expose it to new or additional risks.

As a regulated financial institution and a publicly traded company, we are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Corporation's reputation, ability to do business with certain partners, and stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations.

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Risks Related to Owning the Corporation's Common Stock

The trading volume of our common stock may not provide adequate volume for investors, and future sales of our common stock by shareholders or the perception that those sales could occur may cause our common stock price to decline.

Although our common stock is listed for trading on NASDAQ Global Select Market, the trading volume in our common stock may be lower than that of other larger financial institutions. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the potential for lower relative trading volume in our common stock, significant sales of the common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of these sales or perceptions.

The Corporation's dividends may not be sustained.

Although the Corporation has historically paid cash dividends to holders of its common stock, holders of common stock are not entitled to receive dividends. Financial, regulatory or economic factors may cause the Corporation's Board of Directors to consider, among other actions, the suspension or reduction of dividends paid on the Corporation's common stock. Furthermore, the Corporation is a bank holding company that conducts substantially all of its operations through its subsidiaries, including the Bank. As a result, the Corporation relies on dividends from the Bank for substantially all of its revenues. There are various regulatory restrictions on the ability of the Bank to pay dividends or make other payments to the Corporation, and the Corporation's right to participate in a distribution of assets upon the Bank's liquidation or reorganization is subject to the prior claims of the Bank's creditors. If the Bank is unable to pay dividends to the Corporation, the Corporation may not be able to service its outstanding borrowings and other debt, pay its other obligations or pay a cash dividend to the holders of the Corporation's common stock, and the Corporation's business, financial condition and results of operations may be materially adversely affected.

General Risk Factors

We rely heavily on our management team and the unexpected loss of key officers may adversely affect our operations.

We believe that our growth and future success will depend in large part on the skills of our executive officers. We also depend upon the experience of the officers of our subsidiaries and on their relationships with the communities they serve. The loss of the services of one or more of these officers could disrupt our operations and impair our ability to implement our business strategy, which could adversely affect our business, financial condition and results of operations.

The success of our business strategies depends on our ability to identify, recruit and retain individuals with experience and relationships in our primary markets.

The successful implementation of our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for qualified management personnel is competitive, which has contributed to salary and employee benefit costs that have risen and are expected to continue to rise, which may have an adverse effect on the Corporation's net income. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy, and we may not be able to effectively integrate these individuals into our operations. Our inability to identify, recruit and retain talented personnel to manage our operations effectively and in a timely manner could limit our growth or impair our ability to implement our business strategy effectively and efficiently, which could materially adversely affect our business.

The Corporation or any of its subsidiaries is a defendant from time to time in a variety of litigation and other actions.

The Corporation or any of its subsidiaries may be involved from time to time in a variety of litigation arising out of its business, and the Corporation operates in a legal and regulatory environment that exposes it to potential significant litigation risk. The Corporation's insurance may not cover all claims that may be asserted against it in legal or administrative actions or costs that it may incur defending such actions, and any claims asserted against it, regardless of merit or eventual outcome, may harm the Corporation's reputation. Should the ultimate judgments or settlements and/or costs incurred in any litigation exceed any applicable insurance coverage, they could have a material adverse effect on the Corporation's financial condition and results of operation for any period.

Our common stock price may be volatile, which could result in losses to our investors.

Our common stock price has been volatile in the past, and several factors could cause the price to fluctuate in the future. These factors include, but are not limited to, actual or anticipated variations in earnings, changes in analysts' recommendations or projections with regard to our common stock or the markets and businesses in which we operate, operations and stock performance of other companies deemed to be our peers, and reports of trends and concerns and other issues related to the financial services industry. Fluctuations in our common stock price may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Future issuances of our common stock could adversely affect the market price of our common stock and could be dilutive.

We may issue additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Issuances of a substantial number of shares of our common stock, or the expectation that such issuances might occur, including in connection with acquisitions, could materially adversely affect the market price of the shares of our common stock and could be dilutive to shareholders. Any decision we make to issue common stock in the future will depend on market conditions and other factors, and we cannot predict or estimate the amount, timing, or nature of possible future issuances of our common stock. Accordingly, our shareholders bear the risk that future issuances of our securities will reduce the market price of the common stock and dilute their stock holdings in the Corporation.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

The Corporation has no unresolved comments from the SEC staff.

ITEM 1C.   CYBERSECURITY

The Corporation considers cybersecurity a subset of information security, and as such, cybersecurity risks and controls are assessed in our information security risk assessment and managed in our Information Security Program (ISP). The ISP is developed and maintained utilizing the Federal Financial Institutions Examination Council (FFIEC) Information Technology Examination Handbook and represents the standards, policies, procedures, and guidelines defining the Corporation's security requirements and related activities, which includes risk management and risk assessment practices. Management has designated the Information Security Officer (ISO), along with the Systems and Information Technology (IT) Steering Committee, with implementing and monitoring the ISP. The Corporation's IT department consists of the Chief Information Officer (CIO), who has over 40 years of experience in the IT field, including 14 with the Corporation, and other key personnel who have years of experience and various certifications related to assessing and managing cybersecurity risk. Additionally, the Corporation has established a comprehensive enterprise risk management program to monitor risks related to its operations, including cybersecurity risk, and the Corporation's Chief Risk Officer has primary responsibility for the enterprise risk management program. Management also engages the services of third parties to assist the ISO with their tasks. The Corporation believes that risk management is a component of overall governance and that IT risk management is a component of overall risk management.

The Corporation recognizes that our overall security culture contributes to the effectiveness of our ISP. The Corporation maintains an enterprise risk management program that identifies, prioritizes and provides a formal structure for the internal and external risks that impact the organization. The Board of Directors sets the tone and direction for the Corporation's use of IT and has identified the Audit Committee as having primary responsibility for oversight of the Corporation's risk exposures and risk assessments and policies, including risks related to cybersecurity. The Board of Directors and Audit Committee approve and periodically review and re-approve the ISP and other IT related policies. While the Board of Directors may delegate the design, implementation, and monitoring of certain IT activities to the CIO or designee, the full Board of Directors remains responsible for overseeing IT strategies and policies, including cybersecurity. To help carry out their responsibilities, Directors, management, and all employees are periodically trained to understand IT activities and risks, including cybersecurity risks. Management, via the Systems and IT Steering Committee and ISO, or combination, provides a status report to the Board of Directors at least annually, with more frequently communications as necessary. The report describes the overall status of the ISP and material matters related to the program, including security breaches, cybersecurity assessments, cybersecurity awareness training for employees and the Board of Directors and results of incident response testing.

The Corporation utilizes third-party threat analysis tools such as penetration testing and vulnerability scanning to assist in understanding and supporting the measurement of information security related risks. Additionally, the Corporation uses a third-party tool to help management identify current cybersecurity risks and control maturity levels, and to evaluate overall cybersecurity preparedness. The Corporation has also implemented a gap analysis and action plan designed to identify potential actions that would improve our overall cybersecurity posture, and periodically reevaluates both cybersecurity risks and controls to assure they are commensurate with our size and complexity and are keeping pace with the overall cybersecurity threat environment.

Management also obtains, analyzes, and responds to information from various sources on cybersecurity threats and vulnerabilities that may affect the Corporation, while incorporating available information on cybersecurity events into our ISP. Additionally, management develops, maintains, and updates a repository of cybersecurity threat and vulnerability information that may be used in conducting risk assessments, and ultimately provide updates to the Board of Directors on cybersecurity risk trends. The Corporation has not experienced any cybersecurity incidents in the past that have individually or in the aggregate had a materially adverse effect on our business, financial condition or results of operations.

Additionally, the Corporation conducts due diligence in the selection and on-going monitoring of third-party service providers. Management is responsible for ensuring that such third parties use suitable information security controls when providing services to us. As part of the oversight of third-party service providers, management will determine whether cybersecurity risks are identified, measured, mitigated, monitored, and reported by such third parties.

ITEM 2.   PROPERTIES

The following describes the location and general character of the principal offices and other materially important physical properties of the Corporation.

The main office of C&F Bank is located in West Point, VA. The operations center of C&F Bank, which includes the offices of the community banking segment's loan, deposit and administrative functions, is located in Toano, Virginia. Additionally, the community banking segment operates 30 branch offices. The community banking segment also operates four regional commercial lending offices in Virginia, three of which are situated at bank branch locations. Of the 32 locations used as bank branches or commercial lending offices, 26 are owned by the community banking segment and six are leased from nonaffiliates.

The mortgage banking segment's main administrative office and a loan production office are located in Midlothian, Virginia, in a building owned by C&F Bank that also houses a branch of C&F Bank. In addition, the mortgage banking segment has 16 loan production offices, of which four in Virginia are located in C&F Bank branches and 12 are leased from nonaffiliates, including nine in Virginia, one in Maryland, one in North Carolina, and one in West Virginia.

The consumer finance segment's headquarters and its loan and administrative functions and staff are located in Henrico, Virginia, in offices that are owned by C&F Finance.

All of the Corporation's properties are in good operating condition and are adequate for the Corporation's present and anticipated future needs.

ITEM 3.   LEGAL PROCEEDINGS

The Corporation and its subsidiaries may be involved in certain litigation matters arising in the ordinary course of business. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, we believe, based on current knowledge, that the resolution of any such matters arising in the ordinary course of business will not have a material adverse effect on the Corporation.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name (Age) Present Position	Business Experience During Past Five Years
Thomas F. Cherry (55) President and Chief Executive Officer	Chief Executive Officer of the Corporation and C&F Bank since 2019; President of the Corporation and C&F Bank since 2014; Director of the Corporation and C&F Bank since 2015; Secretary of the Corporation and C&F Bank from 2002 to 2018; Chief Financial Officer of the Corporation and C&F Bank from 2004 to 2016
Larry G. Dillon (71) Executive Chairman	Chairman of the Board of Directors of the Corporation and C&F Bank since 1989; Chief Executive Officer of the Corporation and C&F Bank from 1989 to 2018; President of the Corporation and C&F Bank from 1989 to 2014
Jason E. Long (44) Executive Vice President, Chief Financial Officer and Secretary	Executive Vice President and Chief Financial Officer of the Corporation and C&F Bank since 2020; Senior Vice President and Chief Financial Officer of the Corporation and C&F Bank from 2016 to 2020; Secretary of the Corporation and C&F Bank since 2019
Bryan E. McKernon (67) President and Chief Executive Officer, C&F Mortgage	President and Chief Executive Officer of C&F Mortgage since 1995; Director of C&F Bank since 1998
S. Dustin Crone (55) President and Chief Executive Officer, C&F Finance......................................	Chief Executive Officer of C&F Finance since 2020; President of C&F Finance since 2010
John A. Seaman, III (66) Executive Vice President and Chief Credit Officer, C&F Bank	Executive Vice President and Chief Credit Officer of C&F Bank since 2011

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is listed for trading on the NASDAQ Global Select Market of the NASDAQ Stock Market under the symbol "CFFI." As of February 26, 2024 there were approximately 3,000 shareholders of our common stock. As of that date, the closing price of our common stock on the NASDAQ Global Select Stock Market was $54.00.

Payment of dividends is at the discretion of the Corporation's Board of Directors and is subject to various federal and state regulatory limitations. For further information regarding payment of dividends refer to Item 1. "Business," under the heading "Regulation and Supervision–Limits on Dividends." In making its decision on the payment of dividends on the Corporation's common stock, the Corporation's Board of Directors considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder returns, and other factors.

Issuer Purchases of Equity Securities

The Corporation's Board of Directors authorized a program, effective December 1, 2022, to repurchase up to $10.0 million of the Corporation's common stock through December 31, 2023 (the 2022 Repurchase Program). The 2022 Repurchase Program expired on December 31, 2023. As of December 31, 2023, the Corporation made aggregate common stock repurchases of 135,327 shares for an aggregate amount repurchased of $7.5 million under the 2022 Repurchase Program.

The Corporation's Board of Directors authorized a program, effective January 1, 2024, to repurchase up to $10.0 million of the Corporation's common stock through December 31, 2024 (the 2024 Repurchase Program). Repurchases under the 2024 Repurchase Program may be made through privately negotiated transactions or open market transactions, including pursuant to a trading plan in accordance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and shares repurchased will be returned to the status of authorized and unissued shares of common stock. The timing, number and purchase price of shares repurchased under repurchase programs, if any, will be determined by management in its discretion and will depend on a number of factors, including the market price of the shares, general market and economic conditions, applicable legal requirements and other conditions, and there is no assurance that the Corporation will purchase any shares under repurchase programs.

The following table summarizes repurchases of the Corporation's common stock that occurred during the three months ended December 31, 2023.

	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2023 - October 31, 2023........	10,500	$ 55.19	10,500	$ 3,116,078
November 1, 2023 - November 30, 2023 ...	9,000	$ 56.24	9,000	$ 2,609,899
December 1, 2023 - December 31, 2023	5,274	$ 58.78	1,000	$ —
Total................................	24,774	$ 56.34	20,500	

[1] During the three months ended December 31, 2023, 4,274 shares were withheld upon the vesting of restricted shares granted to employees of the Corporation and its subsidiaries in order to satisfy tax withholding obligations.

The following graph compares the yearly cumulative total shareholder return on the common stock of the Corporation with the yearly cumulative total shareholder return on stock included in (1) the NASDAQ Composite Index and (2) a group of peer commercial financial institutions identified by the Corporation for 2023 (the 2023 Peer Group) and for 2022 (the 2022 Peer Group). The 2023 Peer Group consists of entities that meet the following criteria: (i) publicly-traded commercial financial institution headquartered in Virginia, Maryland, North Carolina, West Virginia, South Carolina, Tennessee, Pennsylvania, New Jersey, Ohio, Indiana, Georgia, Florida, and Alabama (excluding certain large metropolitan areas that are not similar to the economic markets served by the Corporation) and (ii) total assets as of December 31, 2022 of between $1.2 billion and $5.0 billion. The 2023 Peer Group consisted of 53 publicly-traded commercial financial institutions with a median asset size of $2.2 billion based on total assets as of December 31, 2022. Performance of the 2023 Peer Group is presented on a weighted basis according to each peer financial institution's market capitalization as of December 31, 2018.

The following financial institutions were included in the 2023 Peer Group:

ACNB Corporation	Fidelity D & D Bancorp, Inc.	Ohio Valley Banc Corp.
American National Bankshares Inc.	First Community Bankshares, Inc.	Old Point Financial Corporation
AmeriServ Financial, Inc.	First Community Corporation	Orrstown Financial Services, Inc.
Blue Ridge Bankshares, Inc.	First Financial Corporation	Penns Woods Bancorp, Inc.
Burke & Herbert Financial Services Corp.	First National Corporation	Peoples Bancorp of North Carolina, Inc.
Capital City Bank Group, Inc.	First Savings Financial Group, Inc.	Peoples Financial Services Corp.
CapStar Financial Holdings, Inc.	First United Corporation	Primis Financial Corp.
Carter Bankshares, Inc.	FNCB Bancorp, Inc.	Princeton Bancorp, Inc.
CB Financial Services, Inc.	Franklin Financial Services Corporation	Richmond Mutual Bancorporation, Inc.
CF Bankshares Inc.	FVCBankcorp, Inc.	River Financial Corporation
Citizens & Northern Corporation	HomeTrust Bancshares, Inc.	SB Financial Group, Inc.
Citizens Financial Services, Inc.	John Marshall Bancorp, Inc.	Security Federal Corporation
Civista Bancshares, Inc.	LCNB Corp.	SmartFinancial, Inc.
Codorus Valley Bancorp, Inc.	MainStreet Bancshares, Inc.	Southern First Bancshares, Inc.
Colony Bankcorp, Inc.	Mid Penn Bancorp, Inc.	Southern States Bancshares, Inc.
Eagle Financial Services, Inc.	Middlefield Banc Corp.	Summit Financial Group, Inc.
F & M Bank Corp.	National Bankshares, Inc.	Virginia National Bankshares Corporation
Farmers & Merchants Bancorp, Inc.	Norwood Financial Corp.	

Previously, the Corporation reported a different group of peer companies. In 2023, the Corporation changed the composition of the peer group used to evaluate financial performance of the Corporation primarily by expanding the geography included in the peer group. The expansion of the geography of the peer group was based on a determination that the primary factors affecting competition, financial performance, and access to capital for the Corporation and its peers are generally not unique to the state(s) or local area in which they operate, and the quality of comparisons of the Corporation's financial performance are improved by including a broader set of companies in the peer group. The 2022 Peer Group consisted of entities that met the following criteria: (i) publicly-traded commercial financial institution headquartered in Virginia, Kentucky, Maryland, North Carolina, South Carolina, Tennessee and West Virginia and (ii) total assets as of December 31, 2021 of between $1.0 billion and $4.5 billion. The 2022 Peer Group consisted of 23 publicly-traded commercial financial institutions with a median asset size of $2.2 billion based on total assets as of December 31, 2021. Performance of the 2022 Peer Group is presented on a weighted basis according to each peer financial institution's market capitalization as of December 31, 2018.

The following financial institutions were included in the 2022 Peer Group:

American National Bankshares Inc.	Limestone Bancorp, Inc.
Blue Ridge Bankshares, Inc.	MainStreet Bancshares, Inc.
CapStar Financial Holdings, Inc.	National Bankshares, Inc.
Carter Bankshares, Inc.	Old Point Financial Corporation
Eagle Financial Services, Inc.	Peoples Bancorp of North Carolina, Inc.
F & M Bank Corp.	Primis Financial Corp.
First Community Bankshares, Inc.	Shore Bancshares, Inc.
First Community Corporation	Southern First Bancshares, Inc.
First National Corporation	Summit Financial Group, Inc.
First United Corporation	The Community Financial Corporation
FVCBankcorp, Inc.	Virginia National Bankshares Corporation
HomeTrust Bancshares, Inc.	

The graph below assumes $100 invested on December 31, 2018 in the Corporation, the NASDAQ Composite Index and the Peer Group, and shows the total return on such an investment as of December 31, 2023, assuming reinvestment of dividends. There can be no assurance that the Corporation's stock performance in the future will continue with the same or similar trends depicted in the graph below.



	Period Ending					
Index	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
C&F Financial Corporation	100.00	107.02	75.04	106.74	125.40	151.34
NASDAQ Composite Index	100.00	136.69	198.10	242.03	163.28	236.17
2023 Peer Group	100.00	117.55	91.59	122.05	123.28	122.19
2022 Peer Group	100.00	123.12	91.42	130.95	124.01	124.34

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion supplements and provides information about the major components of the results of operations, financial condition, liquidity and capital resources of the Corporation. This discussion and analysis should be read in conjunction with the accompanying consolidated financial statements. In addition to current and historical information, the following discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future business, financial condition or results of operations. For a description of certain factors that may have a significant impact on our future business, financial condition or results of operations, see "Cautionary Statement Regarding Forward-Looking Statements" prior to Part I, Item 1. "Business."

OVERVIEW

Our primary financial goals are to maximize the Corporation's earnings and to deploy capital in profitable growth initiatives that will enhance long-term shareholder value. We track three primary financial performance measures in order to assess the level of success in achieving these goals: (1) return on average assets (ROA), (2) return on average equity (ROE), and (3) growth in earnings. In addition to these financial performance measures, we track the performance of the Corporation's three business segments: community banking, mortgage banking, and consumer finance. We balance these financial measures with acceptable levels of interest rate risk, while satisfying liquidity and capital requirements and monitoring asset quality. We also actively manage our capital through growth, dividends and share repurchases, while considering the need to maintain a strong capital position. The following table presents selected financial performance highlights for the periods indicated:

TABLE 1: Financial Performance Highlights

(Dollars in thousands, except for per share data)		Year Ended December 31,				
		2023		**2022**		**2021**
Net Income (Loss):						
Community Banking	$	**22,928**	$	24,374	$	14,085
Mortgage Banking		**465**		1,210		7,683
Consumer Finance		**2,879**		6,831		9,960
Other		**(2,526)**		(3,046)		(2,605)
Consolidated net income	$	**23,746**	$	29,369	$	29,123
Adjusted net income[1]	$	**23,746**	$	26,990	$	30,011
Earnings per share - basic and diluted	$	**6.92**	$	8.29	$	7.95
Adjusted earnings per share - basic and diluted[1]	$	**6.92**	$	7.61	$	8.20
Return on average equity		**11.68 %**		14.84 %		14.77 %
Adjusted return on average equity[1]		**11.68 %**		13.64 %		15.22 %
Return on average assets		**0.99 %**		1.27 %		1.34 %
Adjusted return on average assets[1]		**0.99 %**		1.16 %		1.38 %
Return on average tangible common equity (ROTCE)[1]		**13.58 %**		17.31 %		17.15 %
Adjusted ROTCE[1]		**13.58 %**		15.92 %		17.68 %

---

1 Refer to "Use of Certain Non-GAAP Financial Measures," below, for information about these non-GAAP financial measures, including a reconciliation to the most directly comparable financial measures calculated in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The Corporation uses adjusted net income, which is a non-GAAP measure of financial performance, to provide meaningful information about operating performance by excluding the effects of certain items that management does not expect to have an ongoing impact on consolidated net income. Adjusted net income for 2022 and 2021 excludes the effects of asset disposal activity related to branch consolidation, a change in accounting policy election related to the fair value of certain equity investments and charges related to pension settlement accounting, as applicable. No such effects impacted the Corporation's financial results for the year ended December 31, 2023. For further information regarding non-GAAP measures, including the impact of the above items on each year, refer to "Use of Certain Non-GAAP Financial Measures" and the accompanying disclosure below within this Item 7.

Consolidated net income and earnings per share were $23.7 million and $6.92, respectively, for the year ended December 31, 2023, compared to $29.4 million and $8.29, respectively, for the year ended December 31, 2022. Adjusted net income and adjusted earnings per share were $23.7 million and $6.92, respectively, for the year ended December 31, 2023, compared to $27.0 million and $7.61, respectively, for the year ended December 31, 2022. The decrease in consolidated net income for 2023 compared to 2022 was due primarily to lower net income at all three business segments. The decrease in earnings per share for 2023 compared to 2022 was due primarily to lower net income, partially offset by fewer shares outstanding, primarily as a result of share repurchases.

A discussion of the performance of our business segments is included under the heading "Business Segments" in the "Results of Operations" section of this discussion and analysis.

Key factors affecting comparisons for the years ended December 31, 2023 and 2022 are as follows.

- Community banking segment loans grew $113.2 million, or 9.8 percent;
- Consumer finance segment loans decreased $6.0 million, or 1.3 percent;
- Deposits increased $62.3 million, or 3.1 percent;
- The community banking segment recorded provision for credit losses of $1.6 million, compared to net reversals of provision for credit losses of $600,000;
- The consumer finance segment recorded provision for credit losses of $6.7 million, compared to $3.7 million;
- Consolidated net interest margin was 4.31 percent, compared to 4.27 percent;
- The consumer finance segment experienced net charge-offs at a rate of 1.99 percent, compared to 0.59 percent;
- Mortgage banking segment loan originations decreased $198.5 million, or 28.5 percent; and
- On January 1, 2023, the Corporation adopted the Current Expected Credit Loss (CECL) methodology for estimating credit losses, which resulted in a decrease to opening retained earnings of $1.1 million, net of related income taxes.

Discussion of consolidated net income and earnings per share for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Overview" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and is incorporated herein by reference.

Capital Management and Dividends

Total equity was $217.5 million at December 31, 2023, compared to $196.2 million at December 31, 2022. Under regulatory capital standards, the Corporation's tier 1 risk-based capital and total risk-based capital ratios at December 31, 2023 were 12.6 percent and 14.8 percent, respectively, compared to 12.8 percent and 15.4 percent, respectively, at December 31, 2022.

Total consolidated equity increased $21.3 million at December 31, 2023 compared to December 31, 2022, due primarily to net income and lower unrealized losses in the market value of securities available for sale, which are recognized as a component of other comprehensive loss, partially offset by share repurchases, dividends paid on the Corporation's common stock, and the Corporation's adoption of the Current Expected Credit Loss (CECL) methodology for estimating credit losses, which resulted in a decrease to opening retained earnings of $1.1 million, net of related income taxes. The Corporation's securities available for sale are fixed income debt securities, and their unrealized loss position is a result of increased market interest rates since they were purchased. The Corporation expects to recover its investments in debt securities through scheduled payments of principal and interest, and unrealized losses are not expected to affect the earnings or regulatory capital of the Corporation or the Bank. The accumulated other comprehensive loss related to the

Corporation's securities available for sale decreased to $25.0 million, net of related income taxes, at December 31, 2023, compared to $35.2 million, net of related income taxes, at December 31, 2022, due primarily to a decrease in debt security market interest rates.

The Corporation's Board of Directors continued its historical practice of paying dividends in 2023. For the year ended December 31, 2023, the Corporation declared dividends of $1.76 per share. Annual dividends per share increased 6.8 percent over dividends of $1.64 per share declared in 2022. The Board of Directors of the Corporation continually reviews the amount of cash dividends per share and the resulting dividend payout ratio in light of changes in economic conditions, current and future capital levels and requirements and expected future earnings. In making its decision on the payment of dividends on the Corporation's common stock, the Corporation's Board of Directors considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder returns, and other factors.

In November 2021, the Board of Directors of the Corporation authorized a program, effective December 1, 2021, to repurchase up to $10.0 million of the Corporation's common stock through November 2022 (the 2021 Repurchase Program). During the year ended December 31, 2022, the Corporation repurchased $4.5 million of its common stock under the 2021 Repurchase Program. At the expiration of the 2021 Repurchase Program, the Corporation had made aggregate common stock repurchases of 89,373 shares for an aggregate cost of $4.6 million under that program.

In November 2022, the Board of Directors of the Corporation authorized a program, effective December 1, 2022, to repurchase up to $10.0 million of the Corporation's common stock through December 31, 2023 (the 2022 Repurchase Program). During the years ended December 31, 2023 and 2022, the Corporation repurchased 127,364 shares, or $7.1 million, of its common stock and 7,963 shares, or $454,000, of its common stock under the 2022 Repurchase Program, respectively.

In December 2023, the Board of Directors authorized a program, effective January 1, 2024, to repurchase up to $10.0 million of the Corporation's common stock through December 31, 2024 (the 2024 Repurchase Program). Repurchases under the 2024 Repurchase Program may be made through privately negotiated transactions or open market transactions, including pursuant to a trading plan in accordance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and shares repurchased will be returned to the status of authorized and unissued shares of common stock.

At December 31, 2023, the book value per share of the Corporation's common stock was $64.28, and tangible book value per share, a non-GAAP measure, was $56.40, compared to $56.27 and $48.54, respectively, at December 31, 2022. Refer to "Use of Certain Non-GAAP Financial Measures," below, for information about non-GAAP financial measures, including a reconciliation to the most directly comparable financial measures calculated in accordance with GAAP.

2024 Outlook

Management is cautious in its outlook for 2024. While we continue to see the benefits of our diversified business strategy and the initiatives underway at each of our business segments, we will continue to face challenges and uncertainty surrounding the economic environment in 2024, including changes in interest rates, economic uncertainty and inflation, cybersecurity risks and increased industry regulations. The following additional factors could influence our financial performance in 2024:

- Community Banking: Growing our loan portfolio has been our primary strategic goal over the past several years and will continue to be our primary focus at C&F Bank during 2024. We are optimistic for quality lending opportunities with both current and new customers in the markets we serve. However, the uncertainty surrounding the economic environment will require us to be more diligent with our underwriting approach and we expect the rate of increase in the cost of funds to exceed the increase in asset yields, decreasing net interest margin. We will also focus on efficiency in 2024 and look for additional opportunities to reduce expenses and improve efficiencies, where feasible.

- Mortgage Banking: C&F Mortgage generates noninterest income from the origination and sale of residential loan products into the secondary market. The mortgage industry continues to adapt to the new economic environment after experiencing record years in 2020 and 2021. Production and profitability declined throughout 2022 and 2023 for mortgage companies nationwide and 2024 will continue to be challenging for C&F Mortgage. Our priorities include growing revenue from seasoned loan officers, recruiting new loan officers, and reducing infrastructure costs by leveraging technology and managing staffing levels. Our income from mortgage lender services offered through C&F Mortgage's Lender Solutions division continued to generate incremental income as it gained new institutional customers during 2023 and anticipates adding more clients in 2024.

- Consumer Finance: C&F Finance provides indirect financing for automobile, marine and recreational vehicles. We believe there are growth and efficiency opportunities for C&F Finance in 2024. Enhancements made to our new servicing system in 2023 has improved efficiencies and customer service experience. Further, we implemented changes from our scorecard technology at the end of 2023 which have already had a positive impact on the speed of service for our dealer customers, resulting in more business. We expect these changes will continue to pay dividends throughout 2024. Economic conditions will continue to be closely monitored in 2024, while the impact of changes in interest rates and declining values for used cars could have a negative impact on charge-offs in 2024. The economic forecast for the auto sector is positive for 2024; however, this may lead to increased competition in the market.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions. Those accounting policies with the greatest uncertainty and that require management's most difficult, subjective or complex judgments affecting the application of these policies, and the greatest likelihood that materially different amounts would be reported under different conditions, or using different assumptions, are described below.

Allowance for Credit Losses: We establish the allowance for credit losses through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance represents management's current estimate of expected credit losses over the contractual term of loans held for investment, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. The measurement of the allowance for credit losses on commercial and consumer loans is based in part on forecasts of the national unemployment rate, which we believe to be indicative of risk factors related to the collectability of commercial and consumer loans. In addition, management's estimate of expected credit losses is based on the remaining life of loans held for investment, and changes in expected prepayment behavior may result in changes in the remaining life of loans and expected credit losses. Management also assesses the risk of credit losses arising from changes in general market, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral in determining the recorded balance of the allowance for credit losses. This evaluation is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available. In evaluating the level of the allowance, we consider a range of possible assumptions and outcomes related to the various factors identified above. The level of the allowance is particularly sensitive to changes in the actual and forecasted national unemployment rate and changes in current conditions or reasonably expected future conditions affecting the collectability of loans.

For further information concerning the Corporation's adoption of ASC 326, effective January 1, 2023, refer to Item 8. "Financial Statements and Supplementary Data" under the heading "Note 2: Adoption of New Accounting Standards."

Goodwill: The Corporation's goodwill was recognized in connection with past business combinations and is reported at the community banking segment and the consumer finance segment. The Corporation reviews the carrying value of goodwill at least annually or more frequently if certain impairment indicators exist. In testing goodwill for impairment, the Corporation may first consider qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then no further testing is required and the goodwill of the reporting unit is not impaired. If the Corporation elects to bypass the qualitative assessment or if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the fair value of the reporting unit is compared with its carrying value to determine whether an impairment exists. In the last evaluation of goodwill at the community banking segment and the consumer finance segment, which was the annual evaluation in the fourth quarter of 2023, the Corporation concluded that no impairment existed based on an assessment of qualitative factors.

For further information concerning accounting policies, refer to Item 8. "Financial Statements and Supplementary Data" under the heading "Note 1: Summary of Significant Accounting Policies."

RESULTS OF OPERATIONS

NET INTEREST INCOME

The following table shows the average balance sheets, the amounts of interest earned on earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates, for each of the years ended December 31, 2023, 2022 and 2021. Interest on tax-exempt loans and securities is presented on a taxable-equivalent basis (which converts the income on loans and investments for which no income taxes are paid to the equivalent yield as if income taxes were paid) using the federal corporate income tax rate of 21 percent that was applicable for all periods presented. Average balances of securities available for sale are included at amortized cost. Loans include loans held for sale. Loans placed on a nonaccrual status are included in the balances and are included in the computation of yields, but had no material effect.

Accretion and amortization of fair value purchase adjustments related to business combinations are included in the computation of yields on loans and investments and on the costs of deposits and borrowings. The accretion contributed approximately 8 basis points and 6 basis points to the yields on community banking segment loans and total loans, respectively, and 4 basis points to both the yield on interest earning assets and net interest margin for the year ended December 31, 2023, compared to approximately 15 basis points and 10 basis points to the yields on community banking segment loans and total loans, respectively, and 7 basis points to both the yield on interest earning assets and net interest margin for the year ended December 31, 2022, and approximately 26 basis points and 18 basis points to the yields on community banking segment loans and total loans, respectively, and 13 basis points to both the yield on interest earning assets and net interest margin for the year ended December 31, 2021.

TABLE 2: Average Balances, Income and Expense, Yields and Rates

(Dollars in thousands)	2023 Average Balance	2023 Income/ Expense	2023 Yield/ Rate	2022 Average Balance	2022 Income/ Expense	2022 Yield/ Rate	2021 Average Balance	2021 Income/ Expense	2021 Yield/ Rate
Assets									
Securities:									
Taxable	$ 428,895	$ 9,110	2.12 %	$ 415,669	$ 7,620	1.83 %	$ 258,138	$ 3,678	1.42 %
Tax-exempt	108,006	3,600	3.33	77,052	2,054	2.67	80,518	2,123	2.64
Total securities	536,901	12,710	2.37	492,721	9,674	1.96	338,656	5,801	1.71
Loans:									
Community banking segment	1,214,143	62,188	5.12	1,076,948	46,510	4.32	1,037,285	46,567	4.49
Mortgage banking segment	25,598	1,695	6.62	46,185	2,036	4.41	133,453	3,845	2.88
Consumer finance segment	473,885	47,263	9.97	431,470	42,441	9.84	334,565	37,803	11.30
Total loans	1,713,626	111,146	6.49	1,554,603	90,987	5.85	1,505,303	88,215	5.86
Interest-bearing deposits in other banks	35,351	1,245	3.52	153,398	1,278	0.83	173,050	254	0.15
Total earning assets	2,285,878	125,101	5.47	2,200,722	101,939	4.63	2,017,009	94,270	4.67
Allowance for credit losses	(41,047)			(40,878)			(39,582)		
Total non-earning assets	148,666			159,839			189,992		
Total assets	$ 2,393,497			$ 2,319,683			$ 2,167,419		
Liabilities and Equity									
Interest-bearing deposits:									
Interest-bearing demand deposits	$ 354,643	2,134	0.60	$ 350,996	1,063	0.30	$ 303,368	492	0.16
Money market deposit accounts	317,601	3,017	0.95	390,235	1,043	0.27	318,537	802	0.25
Savings accounts	209,033	124	0.06	231,317	122	0.05	208,506	115	0.06
Certificates of deposit	541,252	15,112	2.79	392,579	2,996	0.76	448,922	4,028	0.90
Total interest-bearing deposits	1,422,529	20,387	1.43	1,365,127	5,224	0.38	1,279,333	5,437	0.42
Borrowings:									
Repurchase agreements	32,393	399	1.23	35,544	180	0.51	27,359	128	0.47
Other borrowings	116,908	5,644	4.83	55,701	2,486	4.46	55,793	2,794	5.01
Total borrowings	149,301	6,043	4.05	91,245	2,666	2.92	83,152	2,922	3.51
Total interest-bearing liabilities	1,571,830	26,430	1.68	1,456,372	7,890	0.54	1,362,485	8,359	0.61
Noninterest-bearing demand deposits	575,452			624,581			556,801		
Other liabilities	42,954			40,854			50,929		
Total liabilities	2,190,236			2,121,807			1,970,215		
Equity	203,261			197,876			197,204		
Total liabilities and equity	$ 2,393,497			$ 2,319,683			$ 2,167,419		
Net interest income		$ 98,671			$ 94,049			$ 85,911	
Interest rate spread			3.79 %			4.09 %			4.06 %
Interest expense to average earning assets			1.16 %			0.36 %			0.41 %
Net interest margin			4.31 %			4.27 %			4.26 %

Interest income and expense are affected by fluctuations in interest rates, by changes in the volume of earning assets and interest-bearing liabilities, and by the interaction of rate and volume factors. The following table shows the direct causes of the year-to-year changes in the components of net interest income on a taxable-equivalent basis. The Corporation calculates the rate and volume variances using a formula prescribed by the SEC. Rate/volume variances, the third element in the calculation, are not shown separately in the table, but are allocated to the rate and volume variances in proportion to the absolute dollar amounts of each.

TABLE 3: Rate-Volume Recap

	2023 from 2022			2022 from 2021		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
Interest income:						
Loans:						
Community banking segment	**$ 9,288**	**$ 6,390**	**$ 15,678**	$ (1,800)	$ 1,743	$ (57)
Mortgage banking segment	**781**	**(1,122)**	**(341)**	1,442	(3,251)	(1,809)
Consumer finance segment	**571**	**4,251**	**4,822**	(5,325)	9,963	4,638
Securities:						
Taxable	**1,241**	**249**	**1,490**	1,266	2,676	3,942
Tax-exempt	**589**	**957**	**1,546**	24	(93)	(69)
Interest-bearing deposits in other banks	**1,557**	**(1,590)**	**(33)**	1,056	(32)	1,024
Total interest income	**14,027**	**9,135**	**23,162**	(3,337)	11,006	7,669
Interest expense:						
Interest-bearing deposits:						
Interest-bearing demand deposits	**1,060**	**11**	**1,071**	484	87	571
Money market deposit accounts	**2,203**	**(229)**	**1,974**	63	178	241
Savings accounts	**16**	**(14)**	**2**	(13)	20	7
Certificates of deposit	**10,611**	**1,505**	**12,116**	(571)	(461)	(1,032)
Total interest-bearing deposits	**13,890**	**1,273**	**15,163**	(37)	(176)	(213)
Borrowings:						
Repurchase agreements	**236**	**(17)**	**219**	12	40	52
Other borrowings	**222**	**2,936**	**3,158**	(303)	(5)	(308)
Total interest expense	**14,348**	**4,192**	**18,540**	(328)	(141)	(469)
Change in net interest income	**$ (321)**	**$ 4,943**	**$ 4,622**	$ (3,009)	$ 11,147	$ 8,138

Net interest income, on a taxable-equivalent basis, for 2023 increased to $98.7 million, compared to $94.0 million for 2022, due primarily to higher average balances of earning assets and an increase in net interest margin. Average earning assets grew $85.2 million, or 3.9 percent, to $2.29 billion for 2023 compared to $2.20 billion for 2022, and net interest margin increased 4 basis points to 4.31 percent in 2023, compared to 4.27 percent in 2022. Net interest margin increased due primarily to the effect of rising interest rates on yields of earning assets, partially offset by rising costs associated with deposits and a shift to higher cost deposits and borrowings. The Federal Reserve Bank increased the target federal funds interest rate from an upper limit of 0.25 percent at December 31, 2021 to 4.50 percent by the end of 2022 and to 5.50 percent by December 31, 2023. The yield on interest-earning assets and cost of interest-bearing liabilities increased by 84 basis points and 114 basis points, respectively, for 2023, compared to 2022.

Average loans, which includes both loans held for investment and loans held for sale, increased $159.0 million to $1.71 billion for 2023, compared to $1.55 billion for 2022. Average loans held for investment at the community banking segment increased $137.2 million, or 12.7 percent, to $1.21 billion for 2023, compared to $1.08 billion for 2022, due primarily to growth in the commercial real estate and residential mortgage segments of the loan portfolio. Average loans held for investment at the consumer finance segment increased $42.4 million, or 9.8 percent, to $473.9 million for 2023, compared to $431.5 million for 2022, due primarily to higher average balances of automobile loans. Average loans at the mortgage banking segment, which consist primarily of loans held for sale, decreased $20.6 million, or 44.6 percent, to $25.6 million for 2023, compared to $46.2 million for 2022, due primarily to lower mortgage loan production volume in 2023, compared to 2022, as a result of conditions in the housing markets and rising market interest rates on mortgage loans.

The community banking segment average loan yield increased 80 basis points to 5.12 percent for 2023, compared to 4.32 percent for 2022, due primarily to the effects of rising interest rates. The consumer finance segment average loan yield increased 13 basis points to 9.97 percent for 2023, compared to 9.84 percent for 2022, due primarily to the effects of rising interest rates, which were partially offset by the effects of purchasing higher credit quality loan contracts which have lower yields. The mortgage banking segment average loan yield increased 221 basis points to 6.62 percent for 2023, compared to 4.41 percent for 2022, due primarily to the effects of rising interest rates.

Average securities available for sale increased $44.2 million to $536.9 million for 2023, compared to $492.7 million for 2022, due primarily purchases of obligations of states and political subdivisions and government agencies. The average yield on the securities portfolio on a taxable-equivalent basis increased 41 basis points to 2.37 percent for 2023, compared to 1.96 percent for 2022, due primarily to rising interest rates and the maturity of lower-yielding securities during the year, which allowed for purchases of securities at higher yields.

Average interest-bearing deposits in other banks, consisting primarily of excess cash reserves maintained at the Federal Reserve Bank, decreased $118.0 million to $35.4 million for 2023, compared to $153.4 million for 2022, due primarily to utilizing cash to fund growth in loans and securities purchases. The average yield on interest-bearing deposits in other banks increased 269 basis points to 3.52 percent for 2023, compared to 0.83 percent for 2022.

Average money market, savings and interest-bearing demand deposits decreased $91.2 million to $881.3 million for 2023, compared to $972.5 million for 2022, and average time deposits increased $148.7 million to $541.3 million for 2023, compared to $392.6 million for 2022. Average noninterest-bearing demand deposits decreased $49.1 million to $575.5 million for 2023, compared to $624.6 million for 2022. The decreases in non-time deposits and increase in time deposits are due primarily to customers seeking higher yielding opportunities as a result of rising interest rates paid on time deposits. The average cost of interest-bearing deposits increased 105 basis points to 1.43 percent for 2023, compared to 0.38 percent for 2022, due primarily to higher rates on deposits and a shift in composition towards time deposits amid rising interest rates and increased competition for deposits.

Average borrowings increased $58.0 million to $149.3 million for 2023, compared to $91.3 million for 2022, due primarily to increases in short-term Federal Home Loan Bank of Atlanta (FHLB) borrowings to support lending activities and securities purchases. The average cost of borrowings increased 113 basis points to 4.05 percent for 2023 compared to 2.92 percent for 2022, due primarily to the effects of rising interest rates and a shift in the mix of borrowings from lower cost repurchase agreements to FHLB borrowings.

The Corporation believes that higher interest rates will continue to have a positive effect on yields of variable rate loans, new loan originations and purchases of securities available for sale. The Corporation also expects the cost of deposits to continue to rise, albeit at a decelerating rate, amid competition for deposits and due to repricing of time deposits upon maturity, and that a portion of the Corporation's funding will continue to be drawn from borrowings in the near term, resulting in a higher cost of funds. The rate of increase in the cost of funds in the near-term is expected to exceed the increase in interest-earning asset yields, decreasing net interest margin. The effect of these factors on the Corporation's net interest margin will depend on a number of factors, including the Corporation's ability to grow loans at the community banking segment and consumer finance segment, to compete for deposits, and to the extent of its reliance on borrowings. The Corporation can give no assurance as to the timing or extent of changes in market interest rates or the impact of those changes or any other factor on the Corporation's net interest margin. If market interest rates begin to decline, the Corporation's net interest margin could be adversely affected as its assets typically reprice downward more quickly than its deposits and borrowings. Alternatively, if market interest rates were to continue to rise further, net interest margin would be positively impacted as the Corporation generally expects its assets to reprice more quickly than its deposits and borrowings.

Discussion of net interest income for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Net Interest Income" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and is incorporated herein by reference.

NONINTEREST INCOME

TABLE 4: Noninterest Income

(Dollars in thousands)	Year Ended December 31,		
	2023	2022	2021
Interchange income	**$ 6,187**	$ 6,030	$ 5,740
Gains on sales of loans	**5,780**	7,498	22,279
Service charges on deposit accounts	**4,330**	4,306	3,718
Wealth management services income, net	**2,564**	2,442	2,761
Unrealized gain (loss) on investments held in rabbi trust	**2,297**	(3,256)	2,206
Mortgage banking fee income	**2,110**	2,931	6,482
Mortgage lender services income	**2,048**	1,667	2,492
Other service charges and fees	**1,643**	1,577	1,585
Investment income from other equity interests	**677**	3,138	456
Net (losses) gains on sales, maturities and calls of available for sale securities	**(5)**	—	42
Other income (loss), net	**1,984**	2,879	2,070
Total noninterest income	**$ 29,615**	$ 29,212	$ 49,831

Total noninterest income increased $403,000, or 1.4 percent, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in noninterest income was due primarily to fluctuations in unrealized gains and losses on investments held in the rabbi trust, higher mortgage lender services income, as a result of an increase in the number of institutional customers and the types of services provided, and higher debit card interchange income, partially offset by lower investment income from other equity interests, lower volume of mortgage loan production, which resulted in lower gains on sales of loans and mortgage banking fee income, and lower gains on sale of assets, primarily related to the sale of former bank branch locations, included in other income (loss), net.

Investment income from other equity interests for the year ended December 31, 2022 included $2.7 million of net positive fair value adjustments recognized upon a change in accounting policy election for certain equity investments, primarily consisting of equity interests in an independent insurance agency and a full service title and settlement agency, which did not recur.

The Corporation uses a rabbi trust to fund liabilities under its nonqualified deferred compensation plan. Unrealized gains and losses on investments held in the Corporation's rabbi trust are offset by changes in deferred compensation liabilities, recorded in salaries and employee benefits expense.

Discussion of noninterest income for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Noninterest Income" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and is incorporated herein by reference.

NONINTEREST EXPENSE

TABLE 5: Noninterest Expense

(Dollars in thousands)	Year Ended December 31,		
	2023	2022	2021
Salaries and employee benefits:			
Compensation, payroll taxes and employee benefits.	$ 52,575	$ 51,123	$ 56,396
Increase (decrease) in nonqualified deferred compensation plan liabilities	2,301	(3,256)	2,185
Total salaries and employee benefits	54,876	47,867	58,581
Occupancy expense.	7,993	8,564	8,859
Data processing	10,874	10,514	11,088
Professional fees	2,752	2,767	3,066
Insurance expense	1,659	1,049	1,061
Marketing and advertising expenses	1,548	1,805	1,523
Mortgage banking loan processing expenses.	1,048	1,682	3,128
Other expenses:			
Other real estate loss/(gain) and expense, net	—	2	(379)
Other components of net periodic pension cost	(453)	(1,198)	161
Provision for indemnifications	(585)	(858)	(104)
Other expenses	10,171	10,346	9,547
Total other noninterest expenses.	27,014	26,109	29,091
Total noninterest expense.	$ 89,883	$ 82,540	$ 96,543

Total noninterest expense increased $7.3 million, or 8.9 percent, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in noninterest expenses was due primarily to changes in deferred compensation liabilities related to the Corporation's nonqualified plan, increases in compensation, payroll taxes and employee benefits at the community banking segment, which have generally increased in line with employment market conditions, and higher Federal Deposit Insurance Corporation (FDIC) assessment expenses, included in insurance expense, due to statutory increases applicable to all insured depository institutions, partially offset by lower expenses tied to mortgage loan production volume at the mortgage banking segment, reported in compensation, payroll taxes and benefits, and mortgage banking loan processing expenses.

Changes in deferred compensation liabilities are offset by unrealized gains and losses on investments held in the Corporation's rabbi trust, recorded in noninterest income.

Discussion of noninterest expense for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Noninterest Expense" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and is incorporated herein by reference.

INCOME TAXES

Income tax expense on 2023 earnings was $5.4 million, resulting in an effective tax rate of 18.6 percent, compared with $7.6 million, or 20.6 percent, in 2022. The Corporation's consolidated effective tax rate for the year ended December 31, 2023 was lower compared to the year ended December 31, 2022 due primarily to lower state income taxes in 2023 as a greater share of income before taxes was earned at C&F Bank, which is not subject to state income tax but rather state franchise tax, which is included in noninterest expense, tax benefits of tax-exempt interest income that was higher as a percentage of pre-tax income in 2023 compared to 2022 and an increase in the tax benefit in 2023, compared to 2022, related to the appreciation of vested equity awards since the time they were granted.

Discussion of income taxes for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Income Taxes" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and is incorporated herein by reference.

BUSINESS SEGMENTS

The Corporation operates in a decentralized manner in three business segments: community banking, mortgage banking and consumer finance. An overview of the financial results for each of the Corporation's business segments is presented below.

Community Banking: The community banking segment comprises C&F Bank, C&F Wealth Management, C&F Insurance and CVB Title. The following table presents the community banking segment operating results for the periods indicated.

TABLE 6: Community Banking Segment Operating Results

	Year Ended December 31,		
(Dollars in thousands)	2023	2022	2021
Interest income	$ 98,387	$ 72,568	$ 62,402
Interest expense	24,184	5,532	5,693
Net interest income	74,203	67,036	56,709
Provision for credit losses	1,625	(600)	(200)
Net interest income after provision for credit losses	72,578	67,636	56,909
Noninterest income:			
Interchange income	6,187	6,030	5,740
Service charges on deposit accounts	4,390	4,366	3,740
Wealth management services income, net	2,564	2,442	2,761
Investment income from other equity interests	677	3,138	456
Other income, net	2,647	3,274	2,511
Total noninterest income	16,465	19,250	15,208
Noninterest expense:			
Salaries and employee benefits	36,005	33,771	32,156
Occupancy expense	6,353	6,634	6,705
Data processing	8,564	7,889	7,824
Other real estate loss/(gain) and expense, net	—	2	(379)
Other expenses	9,891	8,422	8,675
Total noninterest expenses	60,813	56,718	54,981
Income before income taxes	28,230	30,168	17,136
Income tax expense	5,302	5,794	3,051
Net income	$ 22,928	$ 24,374	$ 14,085

The decrease in community banking segment net income for the year ended December 31, 2023 compared to the year ended December 31, 2022 was due primarily to:

- higher interest expense due primarily to higher rates on deposits and higher borrowing balances at higher rates;
- lower income related to investments in other equity interests for the year ended December 31, 2023, as $2.7 million of other income was recognized upon a change in accounting policy election for certain equity investments in 2022 that was not repeated in 2023;
- provision for credit losses of $1.6 million for the year ended December 31, 2023, compared to a net reversal of provision for credit losses of $600,000 for the year ended December 31, 2022;

- higher salaries and employee benefits expense, due primarily to annual compensation adjustments which have generally increased in line with employment market conditions;
- higher FDIC assessment expenses, due primarily to statutory increases applicable to all insured depository institutions;
- higher costs related to the implementation of a new loan origination system;
- higher debit and credit card interchange processing expenses; and
- no gains recognized during the year ended December 31, 2023 for real estate disposal activity related to branch consolidation as compared to $228,000 recognized during the year ended December 31, 2022;

partially offset by:
- higher interest income resulting from the effects of rising interest rates on asset yields, including on variable rate loans to the consumer finance segment, and higher average balances of loans.

Net income for the community banking segment was $22.9 million for the year ended December 31, 2023, compared to $24.4 million for the year ended December 31, 2022. Adjusted net income for the community banking segment, which excludes the effects of real estate disposal activity related to branch consolidation and a change in accounting policy election related to the fair value of certain equity investments, was $22.9 million for the year ended December 31, 2023, compared to $22.0 million for the year ended December 31, 2022.

Net interest income for the community banking segment increased $7.2 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was due primarily to an increase in net interest margin and higher average balances of interest earning assets. Included in net interest income is interest income on variable rate loans to the consumer finance and mortgage banking segments.

The community banking segment recorded a provision for credit losses of $1.6 million for the year ended December 31, 2023, compared to a net reversal of provision for credit losses of $600,000 for the year ended December 31, 2022, due primarily to growth in the loan portfolio and the resolution of certain impaired loans in 2022, which resulted in the reversal of specific reserves with no losses being realized. Management believes that the level of the allowance for credit losses is adequate to reflect the net amount expected to be collected.

Discussion of the community banking segment for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Business Segments" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and is incorporated herein by reference.

Mortgage Banking: The following table presents the mortgage banking operating results for the periods indicated.

TABLE 7: Mortgage Banking Segment Operating Results

(Dollars in thousands)	Year Ended December 31,		
	2023	2022	2021
Interest income	$ 1,695	$ 2,036	$ 3,845
Interest expense	612	662	1,157
Net interest income	1,083	1,374	2,688
Provision for credit losses	—	32	(45)
Net interest income after provision for credit losses	1,083	1,342	2,733
Noninterest income:			
Gains of sales of loans	5,845	7,963	22,370
Mortgage banking fee income	2,254	3,083	6,561
Mortgage lender services fee income	2,048	1,667	2,492
Other income	51	106	139
Total noninterest income	10,198	12,819	31,562
Noninterest expense:			
Salaries and employee benefits	6,996	7,600	14,868
Occupancy expense	1,005	1,271	1,464
Data processing	1,008	1,137	1,915
Provision for indemnifications	(585)	(858)	(104)
Other expenses	2,264	3,430	5,185
Total noninterest expenses	10,688	12,580	23,328
Income before income taxes	593	1,581	10,967
Income tax expense	128	371	3,284
Net income	$ 465	$ 1,210	$ 7,683

The decrease in mortgage banking segment net income for the year ended December 31, 2023 compared to the year ended December 31, 2022 was due primarily to lower volume of mortgage loan originations, which resulted in lower gains on sales of loans and mortgage banking fee income, and lower reversal of provision for indemnifications partially offset by lower variable expenses tied to mortgage loan origination volume such as commissions and bonuses, reported in salaries and employee benefits, as well as mortgage banking loan processing expenses and data processing expenses, higher mortgage lender services income due to an increase in the number of institutional customers served and the types of services provided and lower salaries and employee benefits, occupancy expense and other expenses due to an effort to reduce overhead costs as mortgage loan origination volume has decreased.

The following table presents mortgage loan originations and mortgage loans sold for the periods indicated.

TABLE 8: Mortgage Loan Originations

(Dollars in thousands)	Year Ended December 31,		
	2023	2022	2021
Mortgage loan originations:			
Purchases	$ 446,071	$ 591,889	$ 936,909
Refinancings	52,726	105,434	522,062
Total mortgage loan originations[1]	$ 498,797	$ 697,323	$ 1,458,971
Lock-adjusted originations[2]	$ 484,602	$ 661,134	1,357,573

1 Total mortgage loan originations does not include mortgage lender services.
2 Lock-adjusted originations includes an estimate of the effect of changes in the volume of mortgage loan applications in process that have not closed, net of volume not expected to close.

The rapid rise in mortgage interest rates during 2022 and 2023, combined with higher home prices and lower levels of inventory, has led to a substantial decline in mortgage loan originations for the mortgage industry during 2023 as compared to 2022. Mortgage loan originations for the mortgage banking segment decreased 28.5 percent for the year ended December 31, 2023, compared to the year ended December 31, 2022. Gains on sales of loans, while driven in part by mortgage loan originations, also includes the effects of changes in locked loan commitments, which reflect the volume of mortgage loan applications that are in process and have not closed. Lock-adjusted originations for the mortgage banking segment decreased by 26.7 percent for the year ended December 31, 2023 compared to the year ended December 31, 2022. Locked loan commitments decreased by $16.1 million in the year ended December 31, 2023 and decreased by $41.1 million in the year ended December 31, 2022. Locked loan commitments were $26.2 million at December 31, 2023, compared to $42.3 million at December 31, 2022 and $83.4 million at December 31, 2021.

The mortgage banking segment recorded a net reversal of provision for indemnification losses of $585,000 for the year ended December 31, 2023 compared to a net reversal of provision for indemnification losses of $858,000 for the year ended December 31, 2022. The mortgage banking segment increased reserves for indemnification losses during 2020 based on widespread forbearance on mortgage loans and economic uncertainty related to the COVID-19 pandemic. The release of indemnification reserves in 2022 and 2023 was due primarily to improvement in the mortgage banking segment's assessment of borrower payment performance and other factors affecting expected losses on mortgage loans sold in the secondary market, such as time since origination. Management believes that the indemnification reserve is sufficient to absorb losses related to loans that have been sold in the secondary market.

Discussion of the mortgage banking segment for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Business Segments" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and is incorporated herein by reference.

Consumer Finance: The following table presents the consumer finance operating results for the periods indicated.

TABLE 9: Consumer Finance Segment Operating Results

(Dollars in thousands)	Year Ended December 31,		
	2023	2022	2021
Interest income	$ 47,264	$ 42,441	$ 37,803
Interest expense	22,826	15,124	9,503
Net interest income	24,438	27,317	28,300
Provision for credit losses	6,650	3,740	820
Net interest income after provision for credit losses	17,788	23,577	27,480
Noninterest income	962	1,050	1,046
Noninterest expense:			
Salaries and employee benefits	8,733	8,939	8,672
Occupancy expense	634	660	690
Data processing	1,280	1,458	1,326
Other expenses	4,169	4,227	4,193
Total noninterest expenses	14,816	15,284	14,881
Income before income taxes	3,934	9,343	13,645
Income tax expense	1,055	2,512	3,685
Net income	$ 2,879	$ 6,831	$ 9,960

The decrease in consumer finance segment net income for the year ended December 31, 2023 compared to the year ended December 31, 2022 was due primarily higher interest expense on variable rate borrowings from the community banking segment as a result of increased market interest rates and higher provision for credit losses as a result of increased charge-offs, partially offset by higher interest income resulting from higher average balances of interest-earning assets and from the effects of rising market interest rates.

The consumer finance segment recorded provision for credit losses of $6.7 million for the year ended December 31, 2023, compared to $3.7 million for the year ended December 31, 2022, due primarily to increased net charge-offs. The consumer finance segment experienced a higher number of charge-offs during 2023, compared to 2022, due primarily to an increase in the number of delinquent loans, a decline in wholesale values of used automobiles from a peak during the COVID-19 pandemic and challenges in repossessing automobiles due to a decline in the number of repossession agencies, which results in a fully charged-off loan when an automobile cannot be repossessed. Delinquency rates have increased to near pre-pandemic levels, due in part to the passage of time since the expiration of government stimulus and enhanced unemployment benefits that benefitted borrowers. Management believes that the level of the allowance for credit losses is adequate to reflect the net amount expected to be collected. If loan performance deteriorates resulting in elevated delinquencies or net charge-offs, the provision for credit losses may increase in future periods.

Discussion of the consumer finance segment for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Business Segments" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and is incorporated herein by reference.

ASSET QUALITY

Allowance and Provision for Credit Losses

We conduct an analysis of the collectability of the loan portfolio on a regular basis. We use this analysis to assess the sufficiency of the allowance for credit losses on loans and to determine the necessary provision for credit losses.

Upon adoption of ASC 326 on January 1, 2023, the Corporation segmented the loan portfolio into three loan portfolios based on common risk characteristics. The allowance for credit losses represents management's current estimate of expected credit losses over the contractual term of loans held for investment, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a discounted cash flow approach for all loans except for overdraft balances, which are evaluated using a loss rate approach. The discounted cash flow approach used by the Corporation utilizes loan-level cash flow projections and pool-level assumptions.

For commercial (except for loans to states and political subdivisions) and consumer loans, cash flow projections and estimated expected losses are based in part on forecasts of the national unemployment rate that are reasonable and supportable and external observations of historical loan losses. Forecasts of the national unemployment rate are derived from the Federal Open Markets Committee of the Federal Reserve Board. For periods beyond those for which reasonable and supportable forecasts are available, projections are based on a reversion of the national unemployment rate from the last forecast to a historical average level over the following six months. Cash flow projections and estimated expected losses for loans to states and political subdivisions are based on external loss observations for state and municipal debt obligations. For consumer finance loans, cash flow projections and estimated expected losses reflect historical average loss experience based on internal observations for automobile loans and based on external loss observations for marine and recreational vehicle (RV) loans.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. Factors considered by management include changes and expected changes in general market, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The evaluation also considers the following risk characteristics that are inherent in the loan portfolio:

- Commercial loans are comprised of mortgage loans on commercial real estate, real estate acquisition, development and constructions loans, and other business lending, and carry risks associated with the successful operation of a business or a real estate project and changes in the value of collateral. In addition to other risks associated with the ownership of real estate, the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. Construction loans, which include loans to individuals for the construction of a residence that generally will be occupied by the borrower, also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

- Consumer loans are comprised primarily of residential mortgage loans and home equity lines secured by residential real estate and carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

- Consumer finance loans are comprised of indirect financing for purchases of automobiles and marine and RVs and carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral, which are typically rapidly-depreciating vehicles. Consumer finance loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

Allowance for Credit Losses Methodology – Commercial and Consumer. The review process generally begins with management assigning loan ratings to individual loans and identifying problem loans to be reviewed on an individual basis. This review of individual loans is limited to those loans that have specific risk characteristics not shared by other loans or that may result in significant losses to the Corporation, while all other loans, which may include delinquent loans and loans classified as special mention or substandard, are evaluated collectively in pools that share common risk characteristics. The allowance for loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell. For these collateral dependent loans, we obtain an updated appraisal if we do not have a current one on file. Appraisals are performed by independent third party appraisers with relevant industry experience. We may make adjustments to the appraised value based on recent sales of similar properties or general market conditions when appropriate.

Commercial and consumer loans are assigned loan classification ratings based on their credit quality and risk of loss. These loan ratings are reviewed on a quarterly basis and updated as new information becomes available. The characteristics of these loan ratings are as follows:

- Pass rated loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

- Special mention loans have a specific, identified weakness in the borrower's operations and in the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may be characterized by late payments. The Corporation's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

- Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Corporation's credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Corporation. There is a distinct possibility that the Corporation will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet the Corporation's definition of impaired unless the loan is significantly past due and the borrower's performance and financial condition provide evidence that it is probable that the Corporation will be unable to collect all amounts due.

- Substandard nonaccrual loans have the same characteristics as substandard loans; however, they have a nonaccrual classification because it is probable that the Corporation will not be able to collect all amounts due.

- Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high.

- Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

Allowance for Credit Losses Methodology – Consumer Finance. Cash flow projections and estimated expected losses reflect historical average loss experience based on internal observations for auto loans and based on external loss observations for marine and RV loans. Automobile loans are evaluated in pools of loans that share the same internal credit rating based on borrowers' credit scores at origination. The Corporation utilizes credit scores based on the methods developed and defined by the Fair Isaac Corporation (FICO) as a key indicator of the risk of loss to manage the portfolio and estimate the allowance for credit losses. A FICO Score is a three-digit number based on the information in an applicant's credit reports. It helps lenders determine how likely an applicant is to repay a loan. This, in turn, affects the loan amount that may be approved, repayment terms, and interest rate. The Corporation obtains FICO Scores in the credit reports provided by the car dealers that accept the consumer auto loan application, which may have been generated by any of the three major credit reporting bureaus, and also independently obtains a credit report on the borrower directly from Experian or Transunion. The Corporation utilizes an industry-specific FICO Score which is optimized for automobile credit products. Consumer finance loans are assigned a credit rating based on borrowers' credit scores at the time of origination and are categorized within ranges of credit ratings used internally that parallel FICO Score rating bands. The Corporation monitors the consumer finance loan portfolio by past due status and by credit rating at the time of origination, which the Corporation believes serves as a relevant indicator of aggregate credit quality and risk of loan defaults in the portfolio based upon the use of FICO Scores over time for loan approval decisions and through experience analyzing loss patterns. The characteristics of these credit ratings are as follows:

- Very Good and Good credit rated borrowers are near or above the average FICO Score of consumers. Borrowers generally have limited to no prior credit difficulties or have shown extensive creditworthiness over a recent period of time.

- Fairly Good and Fair credit rated borrowers are approaching or slightly below the average FICO Score of consumers but typically have a credit profile acceptable to most lenders. Borrowers may have experienced minor credit difficulties or have a relatively limited credit history.

- Marginal credit rated borrowers are well below the average FICO Score of consumers. Borrowers may have limited access to traditional financing due to having experienced prior credit difficulties or have a limited credit history. The risk of future charge-offs is higher.

In accordance with its policies and guidelines and consistent with industry practices, the consumer finance segment, at times, offers payment deferrals, whereby the borrower is allowed to move up to two payments within a twelve-month rolling period to the end of the loan. A fee will be collected for extensions only in states that permit it. An account for which all delinquent payments are deferred is classified as current at the time the deferment is granted and therefore is not included as a delinquent account. Thereafter, such an account is aged based on the timely payment of future installments in the same manner as any other account. We evaluate the results of this deferment strategy based upon the amount of cash installments that are collected on accounts after they have been deferred versus the extent to which the collateral underlying the deferred accounts has depreciated over the same period of time. Based on this evaluation, we believe that payment deferrals granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections. Payment deferrals may affect the ultimate timing of when an account is charged off. Increased use of deferrals may result in a lengthening of the loss confirmation period, which would increase expectations of credit losses inherent in the portfolio and therefore increase the allowance for credit losses and related provision for credit losses.

The allowance for credit losses represents an amount that, in our judgment, reduces the recorded investment in loans to the net amount expected to be collected. The provision for credit losses increases the allowance, and loans charged off, net of recoveries, reduce the allowance. Balances and ratios presented as of December 31, 2023 are in accordance with ASC 326, whereas balances and ratios presented as of December 31, 2022 or a prior date are presented in accordance with the previously applicable GAAP. The following tables present the Corporation's credit loss experience for the periods indicated.

TABLE 10: Allowance for Credit Losses

(Dollars in thousands)	Commercial	Consumer[1]	Consumer Finance	Total
Balance at December 31, 2022	$ 11,219	$ 3,330	$ 25,969	$ 40,518
Impact of ASC 326 adoption on non-PCD loans	(617)	98	406	(113)
Impact of ASC 326 adoption on PCD loans	595	9	—	604
Provision charged to operations	978	498	6,650	8,126
Loans charged off	(16)	(356)	(13,743)	(14,115)
Recoveries of loans previously charged off	156	179	4,296	4,631
Balance at December 31, 2023	$ 12,315	$ 3,758	$ 23,578	$ 39,651
Average loans	$ 879,608	$ 336,727	$ 473,885	$ 1,690,220
Ratio of net (recoveries) charge-offs to average loans	(0.02)%	0.05 %	1.99 %	0.56 %

[1] Consumer loans includes provision, charge-offs and recoveries related to demand deposit overdrafts.

(Dollars in thousands)	Real Estate Residential Mortgage		Real Estate Construction		Commercial, Financial & Agricultural		Equity Lines		Consumer[1]		Consumer Finance		Total	
For the year ended December 31, 2021:														
Balance at beginning of period	$	2,914	$	975	$	10,696	$	687	$	371	$	23,513	$	39,156
Provision charged to operations		(279)		(119)		385		(95)		(137)		820		575
Loans charged off		—		—		—		—		(184)		(4,381)		(4,565)
Recoveries of loans previously charged off		25		—		4		1		122		4,839		4,991
Balance at end of period	$	2,660	$	856	$	11,085	$	593	$	172	$	24,791	$	40,157
Average loans	$	215,745	$	60,951	$	717,717	$44,320		$	8,842	$	334,565	$1,382,140	
Ratio of net (recoveries) charge-offs to average loans		(0.01)%		— %		(0.01)%		(0.01)%		0.70 %		(0.14)%		(0.03)%
For the year ended December 31, 2022:														
Balance at beginning of period	$	2,660	$	856	$	11,085	$	593	$	172	$	24,791	$	40,157
Provision charged to operations		(54)		(68)		(534)		(98)		186		3,740		3,172
Loans charged off		(2)		—		(140)		—		(260)		(7,016)		(7,418)
Recoveries of loans previously charged off		18		—		20		2		113		4,454		4,607
Balance at end of period	$	2,622	$	788	$	10,431	$	497	$	211	$	25,969	$	40,518
Average loans	$	230,895	$	75,605	$	730,291	$41,299		$	8,207	$	431,470	$1,517,767	
Ratio of net (recoveries) charge-offs to average loans		(0.01)%		— %		0.02 %		— %		1.79 %		0.59 %		0.19 %

[1] Consumer loans includes provision, charge-offs and recoveries related to demand deposit overdrafts.

For further information regarding the adequacy of our allowance for credit losses, refer to "Nonperforming Assets" and the accompanying disclosure below within this Item 7.

The allocation of the allowance for credit losses and the ratio of corresponding outstanding loan balances to total loans are as follows as of the dates indicated. Balances and ratios presented as of December 31, 2023 are in accordance with ASC 326, whereas balances and ratios presented as of December 31, 2022 or a prior date are presented in accordance with the previously applicable GAAP.

TABLE 11: Allocation of Allowance for Credit Losses

(Dollars in thousands)	December 31, 2023	
Allocation of allowance for credit losses:		
Commercial	$	12,315
Consumer		3,758
Consumer Finance		23,578
Total allowance for credit losses	$	39,651
Ratio of loans to total period-end loans:		
Commercial		52 %
Consumer		21
Consumer Finance		27
		100 %

(Dollars in thousands)	December 31, 2022
Allocation of allowance for loan losses:	
Real estate—residential mortgage	$ 2,622
Real estate—construction	788
Commercial, financial and agricultural	10,431
Equity lines	497
Consumer	211
Consumer finance	25,969
Total allowance for loan losses	$ 40,518
Ratio of loans to total period-end loans:	
Real estate—residential mortgage	16 %
Real estate—construction	4
Commercial, financial and agricultural	48
Equity lines	2
Consumer	1
Consumer finance	29
	100 %

Loans are required to be measured at amortized cost and to be presented at the net amount expected to be collected. Credit losses on available for sale debt securities are accounted for as an allowance for credit losses, which is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value and the amount expected to be collected on the financial asset. Off balance sheet credit exposures, including loan commitments, are not recorded on balance sheet, but expected credit losses arising from off balance sheet credit exposures are recorded as a reserve for unfunded commitments and reported in Other Liabilities. The following table presents the Corporation's reserve for unfunded commitments for the periods indicated.

TABLE 12: Reserve for Unfunded Commitments

(Dollars in thousands)	December 31, 2023
Balance at December 31, 2022	$ —
Impact of ASC 326 adoption	1,501
Provision charged to operations	149
Balance at December 31, 2023	$ 1,650

The allowance for credit losses on loans and available for sale debt securities and the reserve for unfunded commitments are established through a provision for credit losses charged against earnings. Amounts reported for the year ended December 31, 2023 are in accordance with ASC 326, whereas amounts reported for periods prior to January 1, 2023 are presented in accordance with the previously applicable GAAP. The following table presents a breakdown of the provision for credit losses for the periods indicated:

TABLE 13: Provision for Credit Losses

(Dollars in thousands)	Year Ended December 31,		
	2023	2022	2021
Provision for credit losses:			
Provision for loans	$ 8,126	$ 3,172	$ 575
Provision for unfunded commitments	149	—	—
Total	$ 8,275	$ 3,172	$ 575

Loans by credit quality indicators are presented in the tables below. Balances presented as of December 31, 2023 are in accordance with ASC 326, whereas balances presented as of December 31, 2022 or a prior date are presented in accordance with the previously applicable GAAP.


TABLE 14: Credit Quality Indicators


Loans by credit quality indicators as of December 31, 2023 were as follows:

(Dollars in thousands)	Pass	Special Mention	Substandard	Substandard Nonaccrual	Total[1]
Commercial real estate	$ 661,432	$ 6,690	$ —	$ —	$ 668,122
Commercial business	115,286	62	—	—	115,348
Construction - commercial real estate	69,768	—	—	—	69,768
Land acquisition and development.	29,064	—	—	—	29,064
Builder lines.	24,668	—	—	—	24,668
Construction - consumer real estate	11,223	—	—	—	11,223
Residential mortgage.	292,624	44	268	320	293,256
Equity lines	51,425	85	5	77	51,592
Other consumer	10,579	—	—	9	10,588
	$ 1,266,069	$ 6,881	$ 273	$ 406	$ 1,273,629

(Dollars in thousands)	Very Good	Good	Fairly Good	Fair	Marginal	Total
Consumer finance - automobiles	$ 32,913	$ 98,286	$ 137,480	$ 101,569	$ 31,028	$ 401,276
Consumer finance - marine and recreational vehicles.	47,246	19,398	590	—	—	67,234
	$ 80,159	$ 117,684	$ 138,070	$ 101,569	$ 31,028	$ 468,510

[1]   At December 31, 2023, the Corporation did not have any loans classified as Doubtful or Loss.

Loans by credit quality indicators as of December 31, 2022 were as follows:

(Dollars in thousands)	Pass	Special Mention	Substandard	Substandard Nonaccrual	Total[1]
Real estate – residential mortgage	$ 264,891	$ 518	$ 702	$ 156	$ 266,267
Real estate – construction [2]	59,675	—	—	—	59,675
Commercial, financial and agricultural [3]	776,387	738	5,856	—	782,981
Equity lines.	43,147	40	5	108	43,300
Consumer	8,747	191	—	—	8,938
	$ 1,152,847	$ 1,487	$ 6,563	$ 264	$ 1,161,161

(Dollars in thousands)	Performing	Non-Performing	Total
Consumer finance[4].	$ 473,632	$ 925	$ 474,557

[1]   At December 31, 2022, the Corporation did not have any loans classified as Doubtful or Loss.
[2]   Includes the Corporation's real estate construction lending and consumer real estate lot lending.
[3]   Includes the Corporation's commercial real estate lending, land acquisition and development lending, builder line lending and commercial business lending.
[4]   Includes the Corporation's automobile lending and marine and RV lending.

Nonperforming Assets

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Any accrued interest receivable on loans placed on nonaccrual status is reversed by an adjustment to interest income. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently across our loan portfolio.

Assets acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value less estimated costs to sell at the date of foreclosure. Initial fair value is based upon appraisals the Corporation obtains from independent licensed appraisers. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, recent sales of similar properties, length of time the properties have been held, and our ability and intent with regard to continued ownership of the properties. We may incur additional write-downs of foreclosed assets to fair value less estimated costs to sell if valuations indicate a further deterioration in market conditions. Revenue and expenses from operations and changes in the property valuations are included in net expenses from foreclosed assets and improvements are capitalized.

At the consumer finance segment, the repossession process is generally initiated after a loan becomes more than 60 days delinquent. Borrowers have an opportunity to redeem their repossessed vehicles by paying all outstanding balances, including finance charges and fees. Vehicles that are not redeemed within the prescribed waiting period before C&F Finance has the legal right to sell the repossessed vehicle then become available-for-sale at the end of that period and are reclassified from loans to other assets and are recorded initially at fair value less estimated costs to sell. The difference between the carrying amount of each loan and the fair value of the vehicle (i.e. the deficiency) is charged against the allowance for credit losses. Accounts still in process of collection or for which the Corporation does not have the legal right to sell continue to be classified as loans until such legal authority is obtained. After the vehicles have been sold in third-party auctions, we credit the proceeds from the sale of the vehicles, and any other recoveries, to the carrying value of the repossessed vehicles. C&F Finance pursues collection of deficiencies, as allowed by state law, when it deems such action to be appropriate.

Table 15 summarizes the Corporation's credit ratios on a consolidated basis and Table 16 summarizes nonperforming assets by principal business segment as of December 31, 2023 and 2022. Balances and ratios presented as of December 31, 2023 are in accordance with ASC 326, whereas balances and ratios presented as of December 31, 2022 or a prior date are presented in accordance with the previously applicable GAAP.

TABLE 15: Consolidated Credit Ratios

	December 31,			
(Dollars in thousands)	2023		2022	
Total loans[1]	$	1,742,139	$	1,635,718
Nonaccrual loans	$	1,298	$	1,189
Allowance for credit losses (ACL)	$	39,651	$	40,518
Nonaccrual loans to total loans		0.07 %		0.07 %
ACL to total loans		2.28 %		2.48 %
ACL to nonaccrual loans		3,054.78 %		3,407.74 %

[1]   Total loans does not include loans held for sale at the mortgage banking segment.

TABLE 16: Nonperforming Assets

Community Banking Segment

(Dollars in thousands)	December 31,			
	2023		2022	
Total loans	$	**1,273,629**	$	1,160,454
Nonaccrual loans	$	**406**	$	115
Impaired loans[1]	$	**n/a**	$	823
ACL	$	**16,072**	$	14,513
Nonaccrual loans to total loans		**0.03 %**		0.01 %
ACL to total loans		**1.26 %**		1.25 %
ACL to nonaccrual loans		**3,958.62 %**		12,620.00 %
Net charge-offs to average total loans		**0.01 %**		0.02 %

[1] The adoption of ASC 326 replaced previously impaired loans and Troubled Debt Restructuring (TDR) accounting guidance, and the evaluation of the ACL includes loans previously designated as impaired or TDRs together with other loans that share similar risk characteristics.

Mortgage Banking Segment

(Dollars in thousands)	December 31,			
	2023		2022	
Total loans[1]	$	**—**	$	707
Nonaccrual loans	$	**—**	$	149
ACL	$	**—**	$	36
Nonaccrual loans to total loans		**— %**		21.07 %
ACL to total loans		**— %**		5.09 %
ACL to nonaccrual loans		**— %**		24.16 %
Net charge-offs to average total loans		**— %**		— %

[1] All loans have been transferred to the community banking segment. Total loans does not include loans held for sale.

Consumer Finance Segment

(Dollars in thousands)	December 31,			
	2023		2022	
Total loans	$	**468,510**	$	474,557
Nonaccrual loans	$	**892**	$	925
Repossessed assets	$	**646**	$	352
ACL	$	**23,579**	$	25,969
Nonaccrual loans to total loans		**0.19 %**		0.19 %
ACL to total loans		**5.03 %**		5.47 %
ACL to nonaccrual loans		**2,643.39 %**		2,807.46 %
Net charge-offs to average total loans		**1.99 %**		0.59 %

The following table presents the changes in the OREO balance for 2022. There was no OREO activity for the year ended December 31, 2023.

TABLE 17: OREO Changes

(Dollars in thousands)	2022
Balance at the beginning of year, gross	$ 835
Additions	423
Sales proceeds	(1,547)
Gain on disposition	289
Balance at the end of year, gross	—
Less valuation allowance	—
Balance at the end of year, net	$ —

The community banking segment's nonaccrual loans were $406,000 at December 31, 2023 compared to $115,000 at December 31, 2022. If interest on loans on nonaccrual at December 31, 2023 had been recognized throughout the year, the community banking segment would have recorded additional gross interest income in 2023 of $17,000. The community banking segment recorded $1.6 million in provision for credit losses for the year ended December 31, 2023, compared to a net reversal of provision for credit losses of $600,000 for the year ended December 31, 2022. The increase in provision for credit losses is due primarily to growth in the loan portfolio and the resolution of certain impaired loans in 2022, which resulted in the reversal of specific reserves with no losses being realized. At December 31, 2023, the allowance for credit losses increased to $16.1 million, compared to an allowance for loan losses of $14.5 million at December 31, 2022, due primarily to growth in the loan portfolio and the adoption of CECL, which resulted in an increase to the allowance upon adoption on January 1, 2023 of $85,000. Management believes that the level of the allowance for credit losses is adequate to reflect the net amount expected to be collected.

Nonaccrual loans at the consumer finance segment decreased to $892,000 at December 31, 2023 from $925,000 at December 31, 2022. Nonaccrual consumer finance loans remain low relative to the allowance for credit losses and the total consumer finance loan portfolio because the consumer finance segment generally initiates repossession of loan collateral once a loan becomes more than 60 days delinquent. Repossessed vehicles of the consumer finance segment are classified as other assets and consist only of vehicles the Corporation has the legal right to sell. Prior to the reclassification from loans to repossessed vehicles, the difference between the carrying amount of each loan and the fair value of each vehicle (i.e. the deficiency) is charged against the allowance for credit losses. At December 31, 2023, repossessed vehicles at fair value less estimated costs to sell included in other assets totaled $646,000, compared to $352,000 at December 31, 2022. If interest on loans on nonaccrual at December 31, 2023 had been recognized throughout the year, the consumer finance segment would have recorded additional gross interest income in 2023 of $8,000.

The consumer finance segment experienced net charge-offs at a rate of 1.99 percent of average total loans for the year ended December 31, 2023, compared to 0.59 percent for the year ended December 31, 2022, due primarily to an increase in the number of delinquent loans, a decline in wholesale values of used automobiles from a peak during the COVID-19 pandemic and challenges in repossessing automobiles due to a decline in the number of repossession agencies, which results in a fully charged-off loan when an automobile cannot be repossessed. At December 31, 2023, total delinquent loans as a percentage of total loans was 4.09 percent, compared to 2.78 percent at December 31, 2022. Delinquency rates have increased to near pre-pandemic levels, due in part to the passage of time since the expiration of government stimulus and enhanced unemployment benefits that benefitted borrowers. The increases in the rates of net charge-offs and delinquencies during 2023 were consistent with management's evaluation of the allowance for loan losses as of December 31, 2022. The allowance for credit losses was $23.6 million at December 31, 2023, compared to an allowance for loan losses of $26.0 million at December 31, 2022. The allowance for credit losses as a percentage of total loans decreased to 5.03 percent at December 31, 2023, compared to an allowance for loan losses as a percentage of total loans of 5.47 percent at December 31, 2022, primarily as a result of growth in loans with stronger credit quality while balances of loans with lower credit quality declined, partially offset by the adoption of CECL, which resulted in an increase to the allowance upon adoption on January 1, 2023 of $406,000.

As previously described, the consumer finance segment, at times, offers payment deferrals as a portfolio management technique to achieve higher ultimate cash collections on select loan accounts. Payment deferrals may affect the ultimate timing of when an account is charged off. A significant reliance on deferrals as a means of managing collections may result in a lengthening of the loss confirmation period, which would increase expectations of credit losses inherent in the portfolio. The average amounts deferred on a monthly basis during 2023 were 1.87 percent of average automobile loans outstanding, compared to 1.47 percent during 2022 and 1.74 percent during 2021.

The consumer finance segment is an indirect lender that provides automobile financing through lending programs that are designed to serve customers in both the prime and "non-prime" markets, including those who may have limited access to traditional automobile financing due to having experienced prior credit difficulties. The preferred automobile is a later model, low mileage used vehicle because the value of new vehicles typically depreciates rapidly. In addition to automobile financing, marine and RV loan contracts are also purchased on an indirect basis through a referral program administered by a third party. The marine and RV loan contracts are for prime loans averaging less than $50,000 made to individuals with higher credit scores.

The consumer finance segment's focus has included non-prime borrowers and, therefore, the anticipated rates of delinquencies, defaults, repossessions and losses on the consumer finance loans are higher than those experienced in the general automobile finance industry and could be more dramatically affected by changes in general economic conditions. Changes in economic conditions may also affect consumer demand for used automobiles and values of automobiles securing outstanding loans, due to changes in demand or changes in levels of inventory of used automobiles, which may directly affect the amount of a loss incurred by the consumer finance segment in the event of default. While we manage the higher risk inherent in loans made to non-prime borrowers through the underwriting criteria, portfolio management and collection methods employed by the consumer finance segment, we cannot guarantee that these criteria or methods will afford adequate protection against these risks. With the consumer finance segment's implementation of a scorecard model for purchasing loan contracts, the credit-worthiness of borrowers at origination has improved for automobile loans purchased and the level of credit losses experienced has decreased relative to long-term historical averages. We cannot provide any assurance that the consumer finance segment's net charge-off ratio will not increase in future periods. However, we believe that the current allowance for credit losses is adequate to reflect the net amount expected to be collected on existing consumer finance segment loans that may become uncollectible. If factors influencing the consumer finance segment result in higher net charge-off ratios in future periods, the consumer finance segment may need to increase the level of its allowance for credit losses through additional provisions for credit losses, which could negatively affect future earnings of the consumer finance segment.

FINANCIAL CONDITION

SUMMARY

A financial institution's primary sources of revenue are generated by its earning assets and sales of financial assets, while its major expenses are produced by the funding of those assets with interest-bearing liabilities, provisions for loan losses and compensation to employees. Effective management of these sources and uses of funds is essential in attaining a financial institution's maximum profitability while maintaining an acceptable level of risk.

At December 31, 2023, the Corporation had total assets of $2.44 billion compared to $2.33 billion at December 31, 2022. The increase was attributable primarily to increases in loans held for investment and interest-bearing deposits in other banks, partially offset by a decrease in available for sale securities and was funded by growth in deposits and short-term borrowings. The significant components of the Corporation's Consolidated Balance Sheets are discussed below.

LOAN PORTFOLIO

General

Through the community banking segment, we engage in a wide range of lending activities, primarily in the community banking segment's market area, which include the origination of commercial real estate loans, commercial business loans, commercial and consumer real estate construction loans, land acquisition and development loans, builder lines, residential mortgage loans, equity lines, and other consumer loans. We engage in automobile and marine and RV lending through the consumer finance segment and in residential mortgage lending through the mortgage banking segment with the majority of the loans originated through the mortgage banking segment sold to third-party investors. At December 31, 2023, the Corporation's loans held for investment in all categories, net of the allowance for credit losses, totaled $1.70 billion and loans held for sale had a fair value of $14.2 million.

Tables 18, 19 and 20 present information pertaining to the composition of loans held for investment, the composition of commercial real estate loans and the maturity/repricing of certain loans held for investment, respectively.

TABLE 18: Summary of Loans Held for Investment

(Dollars in thousands)	December 31, 2023 Amount	December 31, 2023 Percent	December 31, 2022 Amount	December 31, 2022 Percent
Commercial real estate	$ 668,122	38 %	$ 592,301	36
Commercial business	115,348	7	118,605	7
Construction - commercial real estate	69,768	4	49,136	3
Land acquisition and development	29,064	1	37,537	2
Builder lines	24,668	1	34,538	2
Construction - consumer real estate	11,223	1	10,539	1
Residential mortgage	293,256	17	266,267	16
Equity lines	51,592	3	43,300	3
Other consumer	10,588	1	8,938	1
Consumer finance - automobiles	401,276	23	411,112	25
Consumer finance - marine and recreational vehicles	67,234	4	63,445	4
Subtotal	1,742,139	100 %	1,635,718	100 %
Less allowance for credit losses	(39,651)		(40,518)	
Loans, net	$ 1,702,488		$ 1,595,200	

The increase in total loans from December 31, 2022 to December 31, 2023 was due primarily to growth in commercial real estate, residential mortgage lending and commercial real estate construction at the community banking segment.

TABLE 19: Commercial Real Estate Loans

(Dollars in thousands)	December 31, 2023 Amount	% of Commercial Real Estate	% of Total
Multifamily	$ 132,883	19.9 %	7.6 %
Retail	107,883	16.1	6.2
Office	107,692	16.1	6.2
1-4 family investment properties	87,218	13.1	5.0
Industrial/warehouse	58,137	8.7	3.3
Hotels	53,206	8.0	3.1
Medical office	40,784	6.1	2.3
Mini-storage	9,766	1.5	0.6
Other	70,553	10.5	4.1
	$ 668,122		38.4 %

TABLE 20: Maturity/Repricing Schedule of Loans Held for Investment

| | December 31, 2023 | | | |
(Dollars in thousands)	Commercial	Consumer	Consumer Finance	Total
Variable Rate:				
Within 1 year	$ 222,753	$ 52,643	$ —	$ 275,396
1 to 5 years	78,380	1,149	—	79,529
5 to 15 years	18,721	—	—	18,721
After 15 years	—	—	—	—
Fixed Rate:				
Within 1 year	$ 41,162	$ 19,917	$ 5,350	$ 66,429
1 to 5 years	242,728	40,817	227,364	510,909
5 to 15 years	287,982	212,282	235,796	736,060
After 15 years	15,244	39,851	—	55,095
	$ 906,970	$ 366,659	$ 468,510	$ 1,742,139

Credit Policy

The Corporation's credit policy establishes minimum requirements and provides for appropriate limitations on overall concentration of credit within the Corporation. The policy provides guidance in general credit policies, underwriting policies and risk management, credit approval, and administrative and problem asset management policies. The overall goal of the Corporation's credit policy is to ensure that loan growth is accompanied by acceptable asset quality with uniform and consistently applied approval, administration, and documentation practices and standards.

Residential Mortgage – Held for Sale

The mortgage banking segment's guidelines for underwriting conventional conforming loans comply with the underwriting criteria established by Fannie Mae, Freddie Mac and/or the applicable third party investor. The guidelines for non-conforming conventional loans are based on the requirements of private investors and information provided by third-party investors. The guidelines used by C&F Mortgage to originate FHA-insured, USDA-guaranteed and VA-guaranteed loans comply with the criteria established by HUD, the USDA, the VA and/or the applicable third party investor. The conventional loans that C&F Mortgage originates that have loan-to-value ratios greater than 80 percent at origination are generally insured by private mortgage insurance.

Commercial Real Estate

The community banking segment's commercial real estate loans are primarily secured by the value of real property. The proceeds of commercial real estate loans are generally used by the borrower to finance or refinance the cost of acquiring and/or improving a commercial property. The properties that typically secure these loans are office and warehouse facilities, hotels, apartment complexes, retail facilities, restaurants and other commercial properties. Commercial real estate loans may be made to borrowers who will occupy or use the financed property in connection with their normal business operations or to borrowers who will use the subject property to generate rental income. Loans secured by non-owner-occupied properties are made when: (1) the borrower is in strong financial condition and presents a substantial business opportunity for the Corporation and (2) the borrower often has substantially pre-leased the property to high-caliber tenants.

Our commercial real estate loans are usually amortized over a period of time ranging from 15 years to 30 years and usually have a term to maturity ranging from 5 years to 15 years, with fixed rates of interest typically for periods of up to ten years. The maximum loan-to-value ratio for a commercial real estate loan is 80 percent; however, this maximum can be waived for particularly strong borrowers on an exception basis. Most commercial real estate loans are further secured by one or more personal guarantees. We believe these loan terms provide some protection from changes in the borrower's business and income as well as changes in general economic conditions. In the case of fixed-rate commercial real estate loans, shorter maturities also provide an opportunity to adjust the interest rate on this type of interest-earning asset in accordance with our asset and liability management strategies. Certain commercial customers qualify for participation in an interest rate swap program. This program provides flexible pricing structures for our larger borrowers who wish to pay a fixed rate of interest, while preserving a floating rate for the Bank, which protects C&F Bank from exposure to rising interest rates.

Loans secured by commercial real estate are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate are usually dependent on successful operation or management of the properties securing such loans, repayment of such loans is subject to changes in both general and local economic conditions and the borrower's business and income. As a result, events beyond our control, such as a downturn in the local economy, could adversely affect the performance of the commercial real estate loan portfolio. We seek to minimize these risks by lending to established customers and generally restricting our commercial real estate loans to our primary market area. Emphasis is placed on the income producing characteristics and quality of the collateral.

Commercial Business

The community banking segment's commercial business loan products include revolving lines of credit to provide working capital, term loans to finance the purchase of vehicles and equipment, letters of credit to guarantee payment and performance, and other commercial loans. In general, these credit facilities carry the unconditional guaranty of the owners and/or stockholders.

Revolving and operating lines of credit are typically secured by all current assets of the borrower, provide for the acceleration of repayment upon any event of default, are monitored to ensure compliance with loan covenants, and are typically re-underwritten or renewed annually. Interest rates generally will float at a spread tied to the prime lending rate. Term loans are generally advanced for the purchase of, and are secured by, vehicles and equipment and are normally fully amortized over a term of two to seven years, on either a fixed or floating rate basis.

Construction Lending – Commercial Real Estate and Consumer Real Estate

The community banking segment has a real estate construction lending program. We make loans primarily for the construction of one-to-four family residences and, to a lesser extent, multi-family dwellings. The Bank also makes construction loans for office and warehouse facilities and other nonresidential projects, generally limited to borrowers that present other business opportunities for the community banking segment.

The amounts, interest rates and terms for construction loans vary, depending upon market conditions, the size and complexity of the project, and the financial strength of the borrower and any guarantors of the loan. The term for a typical construction loan ranges from 12 months to 15 months for the construction of an individual residence and from 15 months to a maximum of 3 years for larger residential or commercial projects. We do not typically amortize construction loans, and the borrower pays interest monthly on the outstanding principal balance of the loan. The Bank offers fixed and variable interest rates on construction loans. We do not generally finance the construction of commercial real estate projects built on a speculative basis. For residential builder loans, we limit the number of models and/or speculative units allowed depending on market conditions, the builder's financial strength and track record and other factors. Generally, the maximum loan-to-value ratio for one-to-four family residential construction loans is 80 percent of the property's fair market value, or 90 percent of the property's fair market value if the property will be the borrower's primary residence. The fair market value of a project is determined on the basis of an appraisal of the project conducted by an appraiser approved by the Bank. For larger projects where unit absorption or leasing is a concern, we may also obtain a feasibility study or other acceptable information from the borrower or other sources about the likely disposition of the property following the completion of construction.

Construction loans for nonresidential projects and multi-unit residential projects are generally larger and involve a greater degree of risk to the Bank than residential mortgage loans. We attempt to minimize such risks (1) by making construction loans in accordance with our underwriting standards and to established customers in our primary market area and (2) by monitoring the quality, progress and cost of construction. Generally, our maximum loan-to-value ratio for nonresidential projects and multi-unit residential projects is 80 percent; however, this maximum can be waived for particularly strong borrowers on an exception basis.

The community banking segment makes loans to individuals for the purpose of acquiring an unimproved building site for the construction of a residence that generally will be occupied by the borrower. These loans are made only to individual borrowers and typically have a maximum term of either three or five years with a balloon payment of the entire balance of the loan being due in full at the end of the initial term. The interest rate for these loans is fixed at a rate that is slightly higher than prevailing rates for one-to-four family residential mortgage loans. We do not believe these loans bear as much risk as land acquisition and development loans because such loans are not made for the construction of residences for immediate resale, are not made to developers and builders, and are not concentrated in any one subdivision or community.

Land Acquisition and Development

The community banking segment makes land acquisition and development loans to builders and developers for the purpose of acquiring unimproved land to be developed for residential building sites, residential housing subdivisions, multi-family dwellings and a variety of commercial uses. Our policy is to make land acquisition loans to borrowers for the purpose of acquiring developed lots for single-family, townhouse or condominium construction. We will make both land acquisition and development loans to residential builders, experienced developers and others in strong financial condition to provide additional construction and mortgage lending opportunities for the Bank.

We underwrite and process land acquisition and development loans in much the same manner as commercial construction loans and commercial real estate loans. For land acquisition and development loans, we use lower loan-to-value ratios, which are a maximum of 65 percent for raw land, 75 percent for land development and improved lots and 80 percent of the discounted appraised value of the property as determined in accordance with the appraisal policies for developed lots for single-family or townhouse construction. We can waive the maximum loan-to-value ratio for particularly strong borrowers on an exception basis. The term of land acquisition and development loans typically range from a maximum of two years for loans relating to the acquisition of unimproved land to, generally, a maximum of three years for other types of projects. All land acquisition and development loans generally are further secured by one or more personal guarantees. Because these loans are usually larger in amount and involve more risk than consumer lot loans, we carefully evaluate the borrower's assumptions and projections about market conditions and absorption rates in the community in which the property is located and the borrower's ability to carry the loan if the borrower's assumptions prove inaccurate.

Builder Lines

The community banking segment offers builder lines of credit to residential home builders to support their land and lot inventory needs. A construction loan facility for a builder will typically have an expiration of 24 months or less. Each loan that is made under the master loan facility will have a stated maturity that allows time for the residential unit to be constructed and sold to a homebuyer under prevailing market conditions. Specific terms vary based on the purpose of the loan (e.g., lot inventory, spec or non pre-sold units, pre-sold units) and previous sales activity to new homebuyers in the particular development. Repayment relies upon the successful performance of the underlying residential real estate project. This type of lending carries a higher level of risk related to residential real estate market conditions, a functioning first and secondary market in which to sell residential properties, and the borrower's ability to manage inventory and run projects. We manage this risk by lending to experienced builders and by using specific underwriting policies and procedures for these types of loans.

Residential Mortgage – Held for Investment

The community banking segment originates residential mortgage loans secured by first and second liens on properties located in its primary market areas in eastern and central Virginia. The Bank offers various types of residential first mortgage loans in addition to traditional long-term, fixed-rate loans. The majority of such loans include 10, 15 and 30 year amortizing mortgage loans with fixed rates of interest. Second mortgage loans are offered with fixed and adjustable rates. Second mortgage loans are granted for a fixed period of time, usually between 5 and 15 years. Additionally, the community banking segment purchases residential mortgage loans from the mortgage banking segment under terms and conditions similar to third-party investors.

Equity Lines

The community banking segment offers its customers home equity lines of credit that enable customers to borrow funds secured by the equity in their homes. Currently, home equity lines of credit are offered with adjustable rates of interest that are generally priced at a spread to the prime lending rate. Home equity lines of credit are made on an open-end, revolving basis. Home equity lines of credit generally do not present as much risk to the Bank as other types of consumer loans. These lines of credit must satisfy our underwriting criteria, including loan-to-value and credit score guidelines.

Other Consumer

The community banking segment offers a variety of consumer loans, including automobile, personal secured and unsecured, and loans secured by savings accounts or certificates of deposit. The shorter terms and generally higher interest rates on consumer loans help the Bank maintain a profitable spread between its average loan yield and its cost of funds. Consumer loans secured by collateral other than a personal residence generally involve more credit risk than residential mortgage loans because of the type and nature of the collateral or, in certain cases, the absence of collateral. However, we believe the higher yields generally earned on such loans compensate for the increased credit risk associated with such loans. These loans must satisfy our underwriting criteria, including loan-to-value, debt ratio and credit score guidelines. This loan category also includes demand deposit overdrafts.

Indirect Automobiles

The consumer finance segment has an extensive automobile dealer network through which it purchases installment contracts throughout its markets. Credit approval is centralized, which along with the application processing system, ensures that contract purchase decisions comply with the consumer finance segment's underwriting policies and procedures.

Finance contract application packages completed by prospective borrowers are submitted by the automobile dealers electronically through a third-party online automotive sales and finance platform to the consumer finance segment's automated origination and application system, which processes the credit bureau report, generates all relevant loan calculations and displays the requested contract structure. Consumer finance segment personnel with credit authority review the transaction and determine whether to approve or deny the purchase of the contract. The purchase decision is based primarily on the applicant's credit history with emphasis on prior auto loan history, current employment status, income, collateral type and mileage, and the loan-to-value ratio.

The consumer finance segment's underwriting and collateral guidelines form the basis for the purchase decision. Exceptions to credit policies and authorities must be approved by a designated credit officer. The consumer finance segment's automobile customers are both prime and non-prime and as such, may have experienced prior credit difficulties. Because the consumer finance segment serves customers who are unable to meet the credit standards imposed by most traditional automobile financing sources, we expect the consumer finance segment to sustain a higher level of credit losses in the automobile portfolio than traditional financing sources. However, the consumer finance segment generally purchases these contracts with interest at higher rates than those charged by traditional financing sources. These higher rates should more than offset the increase in the provision for loan losses for this segment of the Corporation's loan portfolio. In limited circumstances, the consumer finance segment purchases loans that include third-party credit enhancements that limit the consumer finance segment's exposure to credit losses on those loans. The consumer finance segment's portfolio has shifted over time towards loans with higher credit quality at origination, relative to its historical loan portfolio, which has resulted in a decrease in both the interest rates charged and level of credit losses experienced.

As mentioned above, certain automobile loans are purchased simultaneously with entering into a contract that provides partial protection against loan losses through an embedded credit enhancement. For these loans, C&F Finance recognizes the cost of the credit enhancement as an adjustment of yield on loans, and, in the event of default, any claims against the credit protection reduce the amount of loss recognized by C&F Finance. The allowance for credit losses includes an estimate of losses incurred on loans subject to these credit enhancements, but does not include the portion of the loss that would be borne by C&F Finance's credit protection counterparty

Indirect Marine and Recreational Vehicles

In addition to purchasing automobile contracts through a dealer network, the consumer finance segment purchases marine and RV contracts, also on an indirect basis, through a third party provider in 2018. While the approval process is generally the same as the indirect automobile approval process described above, borrowers on marine and RV contracts purchased by the consumer finance segment have typically not had prior credit issues and these contracts are considered prime. The rates charged on these loans are significantly less than the automobile portfolio with a much lower expected level of credit losses.

SECURITIES

The investment portfolio plays a primary role in the management of the Corporation's interest rate sensitivity. In addition, the portfolio serves as a source of liquidity and is used as needed to meet collateral requirements. The investment portfolio consists of securities available for sale, which may be sold in response to changes in market interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs and other similar factors. These securities are carried at estimated fair value. At December 31, 2023 and 2022, all securities in the Corporation's investment portfolio were classified as available for sale.

Table 21 sets forth the composition of the Corporation's securities available for sale in dollar amounts at fair value and as a percentage of the Corporation's total securities available for sale at the dates indicated.

TABLE 21: Securities Available for Sale

(Dollars in thousands)	December 31, 2023		December 31, 2022	
	Amount	Percent	Amount	Percent
U.S. Treasury securities	$ 45,103	10 %	$ 58,833	11 %
U.S. government agencies and corporations	87,094	19	130,274	26
Mortgage-backed securities	161,696	35	179,918	35
Obligations of states and political subdivisions	147,111	31	120,827	24
Corporate and other debt securities	21,440	5	22,739	4
Total available for sale securities at fair value	$ 462,444	100 %	$ 512,591	100 %

Securities available for sale decreased by $50.2 million to $462.4 million at December 31, 2023, compared to $512.6 million at December 31, 2022, due primarily to maturities, calls and paydowns of securities, partially offset by increases in obligations of states and political subdivisions and decreases in unrealized losses. Net unrealized losses on the market value of securities available for sale were $31.6 million at December 31, 2023, compared to $44.5 million at December 31, 2022. The increase in market value of securities available for sale during 2023 was primarily a result of decreases in market interest rates.

The Corporation seeks to diversify its portfolio to minimize risk, including by purchasing shorter-duration mortgage-backed securities to reduce interest rate risk and for cash flow and reinvestment opportunities and obligations of states and political subdivisions due to the tax benefits and the higher tax-adjusted yield obtained from these securities. All of the Corporation's mortgage-backed securities are direct issues of United States government agencies or government-sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such mortgage-backed securities will receive timely principal and interest payments. The Corporation also invests in the debt securities of corporate issuers, primarily financial institutions, that the Corporation views as having a strong financial position and earnings potential.

Table 22 presents additional information pertaining to the composition of the securities portfolio at amortized cost, by the earlier of contractual maturity or expected maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

TABLE 22: Maturity of Securities

| | December 31, 2023 | |
| | Amortized Cost | Weighted Average Yield [1] |
(Dollars in thousands)		
U.S. Treasury securities:		
Maturing within 1 year	$ 34,927	2.26 %
Maturing after 1 year, but within 5 years	10,956	1.56
Total U.S. Treasury securities	45,883	2.09
U.S. government agencies and corporations:		
Maturing within 1 year	27,641	2.37
Maturing after 1 year, but within 5 years	32,445	1.10
Maturing after 5 years, but within 10 years	30,229	1.75
Maturing after 10 years	6,092	2.16
Total U.S. government agencies and corporations	96,407	1.73
Mortgage-backed securities:		
Maturing within 1 year	27,775	1.94
Maturing after 1 year, but within 5 years	82,490	1.92
Maturing after 5 years, but within 10 years	52,015	1.95
Maturing after 10 years	15,454	2.39
Total mortgage-backed securities	177,734	1.97
States and municipals:[1]		
Maturing within 1 year	20,668	3.97
Maturing after 1 year, but within 5 years	40,190	2.18
Maturing after 5 years, but within 10 years	28,770	2.74
Maturing after 10 years	59,247	4.39
Total states and municipals	148,875	3.41
Corporate and other debt securities:		
Maturing within 1 year	2,780	2.56
Maturing after 1 year, but within 5 years	15,162	4.10
Maturing after 5 years, but within 10 years	7,251	3.94
Total corporate and other debt securities	25,193	3.88
Total securities:		
Maturing within 1 year	113,791	2.52
Maturing after 1 year, but within 5 years	181,243	1.99
Maturing after 5 years, but within 10 years	118,265	2.21
Maturing after 10 years	80,793	3.84
Total securities	$ 494,092	2.47

[1] Yields on tax-exempt securities have been computed on a taxable-equivalent basis using the federal corporate income tax rate of 21 percent. The weighted average yield is calculated based on the relative amortized costs of the securities.

DEPOSITS

The Corporation's predominant source of funds is depository accounts, which are comprised of demand deposits, savings and money market accounts, and time deposits. The Corporation's deposits are principally provided by individuals and businesses located within the communities served.

During the year ended December 31, 2023, deposits increased $62.3 million to $2.07 billion at December 31, 2023, compared to $2.00 billion at December 31, 2022. Noninterest bearing demand deposits decreased $55.8 million, savings and interest-bearing demand deposits decreased $173.8 million, and time deposits increased $291.9 million during the same period. The decreases in non-time deposits and increase in time deposits are due primarily to customers seeking higher yielding opportunities as a result of rising interest rates paid on time deposits after a prolonged period of unusually low interest rates. The Corporation had $167.9 million in municipal deposits at December 31, 2023 compared to $178.9 million at December 31, 2022.

The Corporation had $25.0 million in brokered deposits outstanding at December 31, 2023, compared to $5,000 at December 31, 2022, primarily consisting of time deposits that mature within one year. The Corporation may continue to use brokered deposits as a means of maintaining and diversifying liquidity and funding sources.

Table 23 presents the average deposit balances and average rates paid for the years 2023, 2022 and 2021.

TABLE 23: Average Deposits and Rates Paid

| | Year Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand deposits.	$ 575,452		$ 624,581		$ 556,801	
Interest-bearing transaction accounts	354,643	0.60 %	350,996	0.30 %	303,368	0.16 %
Money market deposit accounts.	317,601	0.95	390,235	0.27	318,537	0.25
Savings accounts.	209,033	0.06	231,317	0.05	208,506	0.06
Certificates of deposit	541,252	2.79	392,579	0.76	448,922	0.90
Total interest-bearing deposits	1,422,529	1.43	1,365,127	0.38	1,279,333	0.42
Total deposits	$ 1,997,981		$ 1,989,708		$ 1,836,134	

BORROWINGS

In addition to deposits, the Corporation utilizes short-term and long-term borrowings as sources of funds. Short-term borrowings from the Federal Reserve Bank and the FHLB may be used to fund the Corporation's day-to-day operations. Short-term borrowings also include securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the day sold, as well as overnight unsecured fed funds lines with correspondent banks. Long-term borrowings consist of subordinated notes which rank junior to all future senior indebtedness of the Corporation and are structurally subordinated to all existing and future debt and liabilities of the Corporation and its subsidiaries.

Trust I, Trust II and CVBK Trust I are wholly-owned non-operating subsidiaries of the Corporation, formed for the purpose of issuing trust preferred capital securities. Collectively, these trusts have issued $25.0 million of trust preferred capital securities to institutional investors through private placements and $775,000 in common equity that is held by the Corporation. Trust preferred capital securities of $5.0 million issued by CVBK Trust I, $10.0 million issued by Trust I, and $10.0 million issued by Trust II mature in 2033, 2035 and 2037, respectively, and are redeemable at the Corporation's option. The principal assets of CVBK Trust I, Trust I and Trust II are trust preferred capital notes of the Corporation of $5.2 million, $10.3 million and $10.3 million, respectively, which have like maturities and like interest rates to the trust preferred capital securities. The interest payments by the Corporation on the notes will be used by the trusts to pay the quarterly distributions on the trust preferred capital securities.

Borrowings increased to $109.5 million at December 31, 2023 from $92.1 million at December 31, 2022 due primarily to short-term borrowings from the FHLB to support lending activities and securities purchases.

For further information concerning the Corporation's borrowings, refer to Item 8. "Financial Statements and Supplementary Data" under the heading "Note 11: Borrowings."

OFF-BALANCE-SHEET ARRANGEMENTS

To meet the financing needs of customers, the Corporation is a party, in the normal course of business, to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commitments to sell loans and standby letters of credit. These instruments involve elements of credit and interest rate risk in addition to the amount on the balance sheet. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. We use the same credit policies in making these commitments and conditional obligations as we do for on-balance-sheet instruments. We obtain collateral based on our credit assessment of the customer in each circumstance.

Loan commitments are agreements to extend credit to a customer provided that there are no violations of the terms of the contract prior to funding. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The total amount of unused loan commitments at the Bank was $413.9 million at December 31, 2023, compared to $394.8 million at December 31, 2022.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The total contract amount of standby letters of credit was $7.9 million at December 31, 2023, compared to $16.3 million at December 31, 2022.

The mortgage banking segment sells the majority of the residential mortgage loans it originates to third-party investors. Additionally, the community banking segment purchases residential mortgage loans from the mortgage banking segment under terms and conditions similar to third-party investors. As is customary in the industry, the agreements with these investors require the mortgage banking segment to extend representations and warranties with respect to program compliance, borrower misrepresentation, fraud, and early payment performance. Under the agreements, the investors are entitled to make loss claims and repurchase requests of the mortgage banking segment for loans that contain covered deficiencies. The mortgage banking segment has obtained early payment default recourse waivers for a portion of its business. Recourse periods for early payment default for the remaining investors vary from 90 days up to one year. Recourse periods for borrower misrepresentation or fraud, or underwriting error do not have a stated time limit. The mortgage banking segment maintains an allowance for indemnifications that represents management's estimate of losses that are probable of arising under these recourse provisions. As performance data for loans that have been sold is not made available to the mortgage banking segment by the investors, the estimate of potential losses is inherently subjective and is based on historical indemnification payments and management's assessment of current conditions that may contribute to indemnified losses on mortgage loans that have been sold in the secondary market, including the volume of loans sold, historical experience, current economic conditions, changes in operational and compliance processes, and information provided by investors. During the years ended December 31, 2023, 2022 and 2021, the mortgage banking segment reversed $585,000 and $858,000 and $104,000, respectively. The mortgage banking segment increased reserves for indemnification losses during 2020 based on widespread forbearance on mortgage loans and economic uncertainty related to the COVID-19 pandemic. The release of indemnification reserves was due primarily to improvement in the mortgage banking segment's assessment of borrower payment performance and other factors affecting expected losses on mortgage loans sold in the secondary market, such as time since origination. The balance of the allowance at December 31, 2023 and 2022 was $1.8 million and $2.4 million, respectively. Actual indemnification payments may differ materially from management's estimates, which may result in additional provision for indemnification losses in future periods. There were no payments made in 2023, 2022 or 2021.

Risks also arise from the possible inability of investors to meet the terms of their contracts. The mortgage banking segment has procedures in place to evaluate the credit risk of investors and does not expect any counterparty to fail to meet its obligations.

The Corporation's derivative financial instruments include (1) interest rate swaps that qualify and are designated as cash flow hedges on the Corporation's trust preferred capital notes, (2) interest rate swaps with certain qualifying commercial loan customers and dealer counterparties and (3) interest rate contracts arising from mortgage banking activities, including interest rate lock commitments (IRLCs) on mortgage loans and related forward sales of mortgage loans and mortgage backed securities. For further information concerning the Corporation's derivatives, refer to Item 8. "Financial Statements and Supplementary Data" under the heading "Note 21: Derivative Financial Instruments."

LIQUIDITY

The objective of the Corporation's liquidity management is to ensure the continuous availability of funds to satisfy the credit needs of our customers and the demands of our depositors, creditors and investors. Stable core deposits and a strong capital position are the components of a solid foundation for the Corporation's liquidity position. Additional sources of liquidity available to the Corporation include cash flows from operations, loan payments and payoffs, deposit growth, maturities, calls and sales of securities, the issuance of brokered certificates of deposit and the capacity to borrow additional funds.

Liquid assets, which include cash and due from banks, interest-bearing deposits at other banks, federal funds sold and nonpledged securities available for sale, totaled $338.8 million at December 31, 2023. The Corporation's funding sources, including capacity, amount outstanding and amount available at December 31, 2023 are presented in Table 24. The Corporation's capacity and amount available increased $142.9 million and $117.5 million, respectively, from December 31, 2022 as a result of pledging additional loans in order to increase funding capacity under secured funding arrangements with the FHLB and Federal Reserve Bank.

TABLE 24: Funding Sources

(Dollars in thousands)	December 31, 2023 Capacity	Outstanding	Available
Unsecured federal funds agreements[1]	$ 95,000	$ 18	$ 94,982
Repurchase lines of credit[1]	35,000	—	35,000
Borrowings from FHLB	228,382	27,500	200,882
Borrowings from Federal Reserve Bank	219,244	—	219,244
Total	$ 577,626	$ 27,518	$ 550,108

[1] Amounts include $20.0 million and $35.0 million of certain unsecured federal funds agreements and repurchase lines of credit, respectively, at December 31, 2023 that subsequently terminated in January 2024 when the corresponding third-party ended all federal funds agreements and repurchase lines of credit with all financial institutions.

Other than with respect to the terminated federal funds agreements and repurchase lines of credit, we have no reason to believe the remaining arrangements will not be renewed at maturity. Additional loans and securities are available that can be pledged as collateral for future borrowings from the FHLB and Federal Reserve Bank above the current lendable collateral value. Our ability to maintain sufficient liquidity may be affected by numerous factors, including economic conditions nationally and in our markets. Depending on our liquidity levels, our capital position, conditions in the capital markets, our business operations and initiatives, and other factors, we may from time to time consider the issuance of debt, equity or other securities or other possible capital market transactions, the proceeds of which could provide additional liquidity for our operations.

Time deposits maturing in less than one year and in more than one year totaled $631.3 million and $41.9 million, respectively, at December 31, 2023.

Uninsured deposits represent an estimate of amounts above the FDIC insurance coverage limit of $250,000. As of December 31, 2023, the Corporation's uninsured deposits were approximately $584.7 million, or 28.3 percent of total deposits, compared to $636.5 million or 31.8 percent of total deposits at December 31, 2022. Excluding intercompany cash holdings and municipal deposits which are secured with pledged securities, amounts uninsured were approximately $404.1 million, or 19.6 percent of total deposits as of December 31, 2023, compared to 20.0 percent of total deposits as of December 31, 2022.

The Corporation's liquid assets and borrowing availability as of December 31, 2023 totaled $833.9 million, exceeding uninsured deposits, excluding intercompany cash holdings and secured municipal deposits, by $429.8 million. The Corporation's internal policy limits brokered deposits to 20 percent of total deposits, representing approximately $388.2 million of additional net availability for additional brokered deposits as of December 31, 2023.

In the ordinary course of business, the Corporation has entered into contractual obligations and has made other commitments to make future payments. For further information concerning the Corporation's expected timing of such payments as of December 31, 2023, refer to Item 8. "Financial Statements and Supplementary Data" under the headings "Note 9: Leases," "Note 11: Borrowings," and "Note 18: Commitments and Contingent Liabilities."

As a result of the Corporation's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Corporation maintains overall liquidity sufficient to satisfy its operational requirements and contractual obligations.

CAPITAL RESOURCES

Total equity was $217.5 million as of December 31, 2023, compared with $196.2 million as of December 31, 2022. During 2023, the Corporation declared common stock dividends of $1.76 per share, compared to $1.64 per share declared in 2022 and $1.58 per share declared in 2021.

The assessment of capital adequacy depends on such factors as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. We regularly review the adequacy of the Corporation's and the Bank's capital. We maintain a structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses. While we will continue to look for opportunities to invest capital in profitable growth, share repurchases are another tool that facilitates improving shareholder return, as measured by ROE and earnings per share.

Under the small bank holding company policy statement of the Federal Reserve Board, which applies to certain bank holding companies with consolidated total assets of less than $3 billion, the Corporation is not subject to regulatory capital requirements. The disclosure below reflects the Corporation's consolidated capital as determined under regulations that apply to bank holding companies that are not small bank holding companies and minimum capital requirements that would apply to the Corporation if it were not a small bank holding company.

At December 31, 2023 and 2022, the Corporation's CET1 to total risk-weighted assets ratio was 11.3 percent and 11.4 percent, respectively; the Corporation's Tier 1 capital to risk-weighted assets ratio was 12.6 percent and 12.8 percent, respectively; the Corporation's total capital to risk-weighted assets ratio was 14.8 percent and 15.4 percent, respectively; and the Corporation's Tier 1 leverage ratio was 10.1 percent and 9.9 percent, respectively. These ratios at December 31, 2023 and 2022 include $25.0 million of trust preferred capital securities in tier 1 capital of the Corporation and $20.0 million and $24 million, respectively, of subordinated notes in Tier 2 capital. The Corporation repaid $4.0 million of subordinated notes during 2023. Total risk-weighted assets at December 31, 2023 for the Corporation were $1.95 billion and for the Bank were $1.92 billion. Total risk-weighted assets at December 31, 2022 for the Corporation were $1.82 billion and for the Bank were $1.80 billion. Additionally, all applicable regulatory capital ratios of C&F Bank were in excess of mandated minimum requirements at December 31, 2023 and 2022.

In addition to the regulatory risk-based capital requirements, the Bank must maintain a capital conservation buffer of additional capital of 2.5 percent of risk-weighted assets as required by the Basel III Final Rule. Including the capital conservation buffer, the minimum ratios are a common equity Tier 1 risk-based capital ratio of 7.0 percent, a Tier 1 risk-based capital ratio of 8.5 percent and a total risk-based capital ratio of 10.5 percent. The Corporation and the Bank exceeded these ratios at December 31, 2023 and 2022.

The Corporation's capital resources are impacted by its share repurchase programs. During the year ended December 31, 2023, the Corporation repurchased $7.1 million of its common stock under the 2022 Repurchase Program, which expired December 31, 2023. In December 2023, the Board of Directors authorized a program, effective January 1, 2024, to repurchase up to $10.0 million of the Corporation's common stock through December 31, 2024 (the 2024 Repurchase

Program). Repurchases under the program may be made through privately negotiated transactions or open market transactions, including pursuant to a trading plan in accordance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and shares repurchased will be returned to the status of authorized and unissued shares of common stock. The timing, number and purchase price of shares repurchased under the program will be determined by management in its discretion and will depend on a number of factors, including the market price of the shares, general market and economic conditions, applicable legal requirements and other conditions, and there is no assurance that the Corporation will purchase any shares under the 2024 Repurchase Program.

On January 1, 2023, we adopted ASC 326. Regulatory capital rules permitted C&F Bank to phase-in the day-one effects of adopting ASC 326 over a 3-year transition period. C&F Bank elected not to take the phase-in but rather to reduce its regulatory capital in the first quarter of 2023 for the day-one effects of adopting ASC 326 in the amount of $1.1 million, net of related income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements affecting the Corporation are described in Item 8. "Financial Statements and Supplementary Data" under the heading "Note 1: Summary of Significant Accounting Policies-Recent Significant Accounting Pronouncements."

USE OF CERTAIN NON-GAAP FINANCIAL MEASURES

The accounting and reporting policies of the Corporation conform to GAAP in the United States and prevailing practices in the banking industry. However, certain non-GAAP measures are used by management to supplement the evaluation of the Corporation's performance. These include adjusted net income, adjusted earnings per share, adjusted ROE, adjusted ROA, ROTCE, adjusted ROTCE, tangible book value per share, price to tangible book value ratio and the following fully-taxable equivalent (FTE) measures: interest income on loans-FTE, interest income on securities-FTE, total interest income-FTE and net interest income-FTE. Interest on tax-exempt loans and securities is presented on a taxable-equivalent basis (which converts the income on loans and investments for which no income taxes are paid to the equivalent yield as if income taxes were paid) using the federal corporate income tax rate of 21 percent that was applicable for all periods presented.

Management believes that the use of these non-GAAP measures provides meaningful information about operating performance by enhancing comparability with other financial periods, other financial institutions, and between different sources of interest income. The non-GAAP measures used by management enhance comparability by excluding the effects of (1) items that do not reflect ongoing operating performance, (2) balances of intangible assets, including goodwill, that vary significantly between institutions, and (3) tax benefits that are not consistent across different opportunities for investment. These non-GAAP financial measures should not be considered an alternative to GAAP-basis financial statements, and other bank holding companies may define or calculate these or similar measures differently.

A reconciliation of the non-GAAP financial measures used by the Corporation to evaluate and measure the Corporation's performance to the most directly comparable GAAP financial measures is presented below.

TABLE 25: Non-GAAP Table

(Dollars in thousands, except per share amounts)		For The Year Ended December 31,				
		2023		2022		2021
Adjusted Net Income and Adjusted Earnings Per Share						
Net income, as reported.	$	**23,746**	$	29,369	$	29,123
Change in accounting policy election[1]		**-**		(2,151)		-
Branch consolidation[2]		**-**		(228)		(107)
Pension settlement accounting[3]		**-**		-		995
Adjusted net income	$	**23,746**	$	26,990	$	30,011
Weighted average shares - basic and diluted.		**3,411,995**		3,517,114		3,604,119
Earnings per share - basic and diluted, as reported	$	**6.92**	$	8.29	$	7.95
Change in accounting policy election.		**-**		(0.61)		-
Branch consolidation.		**-**		(0.07)		(0.03)
Pension settlement accounting		**-**		-		0.28
Adjusted earnings per share - basic and diluted	$	**6.92**	$	7.61	$	8.20
Adjusted Net Income, Community Banking Segment						
Net income, community banking segment, as reported.	$	**22,928**	$	24,374	$	14,085
Change in accounting policy election[1].		**-**		(2,151)		-
Branch consolidation[2].		**-**		(228)		(107)
Pension settlement accounting[3].		**-**		-		995
Adjusted net income, community banking segment	$	**22,928**	$	21,995	$	14,973

[1] A change in accounting policy election for certain equity investments, primarily consisting of equity interests in an independent insurance agency and a full service title and settlement agency, resulted in fair value adjustments in the fourth quarter of 2022, which resulted in the one-time recognition of additional other income of $2.2 million, net of related income taxes of $572,000.

[2] Branch consolidation are gains recognized on the sale of former bank branch locations subsequent to consolidation into nearby branches and are net of related income taxes of $61,000 for the year ended December 31, 2022. Branch consolidation charges consist of income tax benefits of $107,000 for the year ended December 31, 2021.

[3] Pension settlement expense is net of related income tax benefits of $265,000 for the year ended December 31, 2021.

TABLE 25: Non-GAAP Table

(Dollars in thousands, except per share amounts)	For The Year Ended December 31, 2023	2022	2021
Adjusted ROE			
Average total equity, as reported	**$ 203,261**	$ 197,876	$ 197,204
ROE, as reported	**11.68 %**	14.84 %	14.77 %
Adjusted ROE	**11.68 %**	13.64 %	15.22 %
Adjusted ROA			
Average total assets, as reported	**$ 2,393,497**	$ 2,319,683	$ 2,167,419
ROA, as reported	**0.99 %**	1.27 %	1.34 %
Adjusted ROA	**0.99 %**	1.16 %	1.38 %
Return on Average Tangible Common Equity and Adjusted Return on Average Tangible Common Equity			
Average total equity, as reported	**$ 203,261**	$ 197,876	$ 197,204
Average goodwill	**(25,191)**	(25,191)	(25,191)
Average other intangible assets	**(1,538)**	(1,820)	(2,127)
Average noncontrolling interest	**(675)**	(737)	(907)
Average tangible common equity	**$ 175,857**	$ 170,128	$ 168,979
Net income	**$ 23,746**	$ 29,369	$ 29,123
Amortization of intangibles	**273**	298	314
Net income attributable to noncontrolling interest	**(142)**	(210)	(456)
Net tangible income attributable to C&F Financial Corporation	**$ 23,877**	$ 29,457	$ 28,981
Adjusted net income	**$ 23,746**	$ 26,990	$ 30,011
Amortization of intangibles	**273**	298	314
Net income attributable to noncontrolling interest	**(142)**	(210)	(456)
Adjusted net tangible income attributable to C&F Financial Corporation	**$ 23,877**	$ 27,078	$ 29,869
Return on average tangible common equity	13.58 **%**	17.31 %	17.15 %
Adjusted return on average tangible common equity	13.58 **%**	15.92 %	17.68 %

(Dollars in thousands, except per share amounts)	For The Year Ended December 31, 2023	2022	2021
Fully Taxable Equivalent Net Interest Income			
Interest income on loans	**$ 110,938**	$ 90,833	$ 88,118
FTE adjustment	**208**	154	97
FTE interest income on loans	**$ 111,146**	$ 90,987	$ 88,215
Interest income on securities	**$ 11,954**	$ 9,243	$ 5,356
FTE adjustment	**756**	431	445
FTE interest income on securities	**$ 12,710**	$ 9,674	$ 5,801
Total interest income	**$ 124,137**	$ 101,354	$ 93,728
FTE adjustment	**964**	585	542
FTE interest income	**$ 125,101**	$ 101,939	$ 94,270
Net interest income	**$ 97,707**	$ 93,464	$ 85,369
FTE adjustment	**964**	585	542
FTE net interest income	**$ 98,671**	$ 94,049	$ 85,911

TABLE 25: Non-GAAP Table

(Dollars in thousands, except per share amounts)	December 31,			
Tangible Book Value Per Share	**2023**		**2022**	
Equity attributable to C&F Financial Corporation	$	**216,878**	$	195,634
Less goodwill		**25,191**		25,191
Less other intangible assets		**1,407**		1,679
Tangible equity attributable to C&F Financial Corporation	$	**190,280**	$	168,764
Shares outstanding		**3,374,098**		3,476,614
Book value per share	$	**64.28**	$	56.27
Tangible book value per share	$	**56.40**	$	48.54

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation's primary component of market risk is interest rate volatility. Fluctuations in interest rates will affect the amount of interest income and expense the Corporation receives or pays on a significant portion of its assets and liabilities and the market value of its interest-earning assets and interest-bearing liabilities, excluding those which have a very short term until maturity. The Corporation does not subject itself to foreign currency exchange rate risk or commodity price risk due to the current nature of its operations. The Corporation has established a comprehensive enterprise risk management program to monitor risks related to its operations, including market risk, and the Corporation's Chief Risk Officer has primary responsibility for the enterprise risk management program.

The Corporation's Asset/Liability Committee meets at least quarterly with the primary objective of maximizing current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an acceptable level. The objective of the Corporation's liquidity management is to meet the Corporation's liquidity requirements by ensuring the continuous availability of funds to satisfy the credit needs of our customers and the demands of our depositors, creditors and investors. Stable core deposits and a strong capital position are the components of a solid foundation for the Corporation's liquidity position. Management continuously monitors cash flows, including deposit flows, loan fundings and draws, securities payments and borrowing maturities, and the impact of changes in interest rates on these cash flows. Additionally, management tracks uninsured deposits, unpledged securities and unpledged loans among other liquidity metrics.

The Corporation assumes interest rate risk in the normal course of operations. The fair values of most of the Corporation's financial instruments will change when interest rates change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities and repricing dates of assets and liabilities to the extent believed necessary to balance minimizing interest rate risk and increasing net interest income in current market conditions. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates, maturities and repricing dates of assets and liabilities and attempts to manage interest rate risk by adjusting terms of new loans, deposits and borrowings, by investing in securities with terms that manage the Corporation's overall interest rate risk, and in some cases by using derivative contracts to reduce the Corporation's overall exposure to changes in interest rates. The Corporation does not enter into interest rate-sensitive instruments for trading purposes.

We use simulation analysis to assess earnings at risk and economic value of equity (EVE) analysis to assess economic value at risk. These methods allow management to regularly monitor both the direction and magnitude of the Corporation's interest rate risk exposure. These modeling techniques involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of both assets and liabilities, prepayments on amortizing assets, other embedded options, non-maturity deposit sensitivity and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of the Corporation's interest rate risk position over time.

Simulation analysis evaluates the potential effect of upward and downward changes in market interest rates on future net interest income. The analysis involves changing the interest rates used in determining net interest income over the next twelve months. The resulting percentage change in net interest income in various rate scenarios is an indication of the Corporation's shorter-term interest rate risk. The analysis utilizes a "static" balance sheet approach, which assumes changes in interest rates without any management response to change the composition of the balance sheet. The measurement date balance sheet composition is maintained over the simulation time period with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under the various rate scenarios. These assumptions include loan prepayments, time deposit early withdrawals, the sensitivity of deposit repricing to changes in market rates, withdrawal behavior of non-maturing deposits, and other factors that management deems significant.

The simulation analysis results, based on a measurement date balance sheet as of December 31, 2023 and December 31, 2022 for hypothetical changes in net interest income over the next twelve months are presented in the table below.

One-Year Net Interest Income Simulation (dollars in thousands)

| | Hypothetical Change in Net Interest Income Over the Next Twelve Months as of | | | |
| | December 31, 2023 | | December 31, 2022 | |
Assumed Market Interest Rate Shift	Dollars	Percentage	Dollars	Percentage
-300 BP shock	$ (8,372)	(8.22)%	$ (10,597)	(9.16)%
-200 BP shock	(5,137)	(5.04)	(6,143)	(5.31)
-100 BP shock	(2,352)	(2.31)	(2,864)	(2.48)
+100 BP shock.	1,081	1.06	1,403	1.21
+200 BP shock.	2,094	2.06	2,747	2.37
+300 BP shock.	3,013	2.96	4,021	3.48

These results indicate that the Corporation would expect net interest income to decrease over the next twelve months assuming an immediate downward shift in market interest rates of 100 BP to 300 BP and to increase if rates shifted upward to the same degree. The simulation analysis results show the Corporation is less asset sensitive as of December 31, 2023 compared to the results as of December 31, 2022 due primarily to shifts in the mix of earnings assets and in the mix of deposit.

The EVE analysis provides information on the risk inherent in the balance sheet that might not be taken into account in the simulation analysis due to the shorter time horizon used in that analysis. The EVE of the balance sheet is defined as the discounted present value of expected asset cash flows minus the discounted present value of the expected liability cash flows. The analysis involves changing the interest rates used in determining the expected cash flows and in discounting the cash flows. The resulting percentage change in net present value in various rate scenarios is an indication of the longer term repricing risk and options embedded in the balance sheet.

The EVE analysis results are presented in the table below.

Static EVE Change (dollars in thousands)

| | Hypothetical Change in EVE as of | | | |
| | December 31, 2023 | | December 31, 2022 | |
Assumed Market Interest Rate Shift	Dollars	Percentage	Dollars	Percentage
-300 BP shock	$ (28,719)	(7.51)%	$ (76,481)	(17.76)%
-200 BP shock	(10,881)	(2.85)	(42,156)	(9.79)
-100 BP shock	(1,397)	(0.37)	(17,553)	(4.08)
+100 BP shock.	(1,945)	(0.51)	10,547	2.45
+200 BP shock.	(5,012)	(1.31)	18,038	4.19
+300 BP shock.	(11,062)	(2.89)	22,632	5.25

These results as of December 31, 2023 indicate that the EVE would decrease assuming an immediate downward shift in market interest rates of 100 BP to 300 BP, and would decrease if rates immediately shifted upward 100 BP to 300 BP. As of December 31, 2023, the Corporation's EVE is less asset sensitive compared to its position as of December 31, 2022 due primarily to the composition of its Consolidated Balance Sheets and the characteristics and assumptions of certain loans and deposit accounts.

Certain shortcomings are inherent in the methodology used in the above interest rate risk analyses. Modeling changes in forecasted cash flows and EVE requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates, and certain assumed scenarios may be impractical to model under different economic circumstances. In a falling rate environment, the analyses assume that rate-sensitive assets are repriced downward, subject to floors on certain loans, while certain deposit rates are not allowed to decrease below zero.

The Corporation uses interest rate swaps to manage select exposures to interest rate risk. Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date with no exchange of underlying principal amounts. The Corporation has interest rate swaps that qualify as cash flow hedges. The cash flow hedges effectively modify the Corporation's exposure to interest rate risk associated with the Corporation's trust preferred capital notes by converting variable rates of interest on the trust preferred capital notes to fixed rates of interest for periods ending between June 2024 and June 2029. Also, as part of the Corporation's overall strategy for maximizing net interest income while managing interest rate risk, the Corporation enters into interest rate swaps in connection with originating loans to certain commercial borrowers as a means to offer a fixed-rate instrument to the borrower while effectively retaining a variable-rate exposure.

The mortgage banking segment enters into IRLCs with customers to originate loans for which the interest rates are determined prior to funding. The mortgage banking segment then mitigates interest rate risk on these IRLCs and loans held for sale by (1) entering into forward sales contracts with investors at the time that interest rates are locked for loans to be delivered on a best efforts basis or (2) entering into forward sales contracts for unspecified mortgage backed securities (TBA securities) until it can enter into forward sales contracts with investors for loans to be delivered on a mandatory basis. IRLCs, forward sales of loans and forward sales of TBA securities are derivative financial instruments.

We believe that our current interest rate exposure is manageable and does not indicate any significant exposure to interest rate changes.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
(Dollars in thousands, except per share amounts)	**2023**	2022
Assets		
Cash and due from banks.	**$ 16,382**	$ 19,610
Interest-bearing deposits in other banks	**58,777**	7,051
Total cash and cash equivalents.	**75,159**	26,661
Securities—available for sale at fair value, amortized cost of $494,092 and $557,128, respectively	**462,444**	512,591
Loans held for sale, at fair value	**14,176**	14,259
Loans, net of allowance for credit losses of $39,651 and $40,518, respectively	**1,702,488**	1,595,200
Restricted stock, at cost.	**2,925**	1,120
Corporate premises and equipment, net.	**41,914**	43,849
Accrued interest receivable	**10,398**	8,982
Goodwill	**25,191**	25,191
Other intangible assets, net	**1,407**	1,679
Bank-owned life insurance	**21,464**	20,909
Net deferred tax asset	**18,731**	22,014
Other assets.	**62,201**	59,862
Total assets	**$ 2,438,498**	$ 2,332,317
Liabilities		
Deposits		
Noninterest-bearing demand deposits	**$ 549,367**	$ 605,210
Savings and interest-bearing demand deposits.	**843,564**	1,017,356
Time deposits.	**673,199**	381,294
Total deposits.	**2,066,130**	2,003,860
Short-term borrowings.	**58,223**	36,592
Long-term borrowings.	**25,894**	30,106
Trust preferred capital notes	**25,422**	25,386
Accrued interest payable	**3,493**	950
Other liabilities	**41,820**	39,190
Total liabilities.	**2,220,982**	2,136,084

Commitments and contingent liabilities (Note 18)

Equity		
Common stock ($1.00 par value, 8,000,000 shares authorized, 3,374,098 and 3,476,614 shares issued and outstanding, respectively, includes 135,694 and 145,677 of unvested shares, respectively).	**3,238**	3,331
Additional paid-in capital	**6,567**	12,047
Retained earnings	**233,760**	217,214
Accumulated other comprehensive loss, net	**(26,687)**	(36,958)
Equity attributable to C&F Financial Corporation.	**216,878**	195,634
Noncontrolling interest	**638**	599
Total equity.	**217,516**	196,233
Total liabilities and equity.	**$ 2,438,498**	$ 2,332,317

See notes to consolidated financial statements.

79

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)		Year Ended December 31,				
		2023		2022		2021
Interest income						
Interest and fees on loans	$	110,938	$	90,833	$	88,118
Interest on interest-bearing deposits and federal funds sold		1,245		1,278		254
Interest and dividends on securities						
U.S. treasury, government agencies and corporations		3,491		2,859		705
Mortgage-backed securities		3,669		3,178		1,972
Tax-exempt obligations of states and political subdivisions		2,844		1,623		1,678
Taxable obligations of states and political subdivisions		726		656		386
Corporate and other		1,224		927		615
Total interest income		124,137		101,354		93,728
Interest expense						
Savings and interest-bearing deposits		5,275		2,228		1,409
Time deposits		15,112		2,996		4,028
Borrowings		4,850		1,502		1,771
Trust preferred capital notes		1,193		1,164		1,151
Total interest expense		26,430		7,890		8,359
Net interest income		97,707		93,464		85,369
Provision for credit losses		8,275		3,172		575
Net interest income after provision for credit losses		89,432		90,292		84,794
Noninterest income						
Gains on sales of loans		5,780		7,498		22,279
Interchange income		6,187		6,030		5,740
Service charges on deposit accounts		4,330		4,306		3,718
Investment income from other equity interests		677		3,138		456
Mortgage banking fee income		2,110		2,931		6,482
Wealth management services income, net		2,564		2,442		2,761
Mortgage lender services income		2,048		1,667		2,492
Other service charges and fees		1,643		1,577		1,585
Net (losses) gains on sales, maturities and calls of available for sale securities		(5)		—		42
Other income (loss), net		4,281		(377)		4,276
Total noninterest income		29,615		29,212		49,831
Noninterest expenses						
Salaries and employee benefits		54,876		47,867		58,581
Occupancy		7,993		8,564		8,859
Data processing		10,874		10,514		11,088
Professional fees		2,752		2,767		3,066
Insurance expense		1,659		1,049		1,061
Marketing and advertising expenses		1,548		1,805		1,523
Mortgage banking loan processing expenses		1,048		1,682		3,128
Other		9,133		8,292		9,237
Total noninterest expenses		89,883		82,540		96,543
Income before income taxes		29,164		36,964		38,082
Income tax expense		5,418		7,595		8,959
Net income		23,746		29,369	$	29,123
Less net income attributable to noncontrolling interest		142		210		456
Net income attributable to C&F Financial Corporation	$	23,604	$	29,159	$	28,667
Net income per share - basic and diluted	$	6.92	$	8.29	$	7.95

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,				
(Dollars in thousands)		2023		2022		2021
Net income	$	23,746	$	29,369	$	29,123
Other comprehensive income (loss), net of tax:						
Securities available for sale		10,182		(35,621)		(3,960)
Defined benefit plan		484		(1,181)		2,930
Cash flow hedges		(395)		1,931		898
Other comprehensive income (loss), net of tax		10,271		(34,871)		(132)
Comprehensive income (loss)		34,017		(5,502)		28,991
Less comprehensive income attributable to noncontrolling interest		142		210		456
Comprehensive income (loss) attributable to C&F Financial Corporation	$	33,875	$	(5,712)	$	28,535

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in thousands, except per share amounts)	Common Stock	Additional Paid - In Capital	Retained Earnings	Accumulated Other Comprehensive Loss, Net	Noncontrolling Interest	Total Equity
			Attributable to C&F Financial Corporation			
Balance December 31, 2020	$ 3,514	$ 21,427	$ 170,819	$ (1,955)	666	$ 194,471
Comprehensive income:						
Net income	—	—	28,667	—	456	29,123
Other comprehensive loss	—	—	—	(132)	—	(132)
Share-based compensation	—	1,697	—	—	—	1,697
Restricted stock vested	51	(51)	—	—	—	—
Common stock issued	5	183	—	—	—	188
Common stock purchased	(165)	(8,067)	—	—	—	(8,232)
Cash dividends declared ($1.58 per share)	—	—	(5,675)	—	—	(5,675)
Distributions to noncontrolling interest	—	—	—	—	(416)	(416)
Balance December 31, 2021	3,405	15,189	193,811	(2,087)	706	211,024
Comprehensive loss:						
Net income	—	—	29,159	—	210	29,369
Other comprehensive loss	—	—	—	(34,871)	—	(34,871)
Share-based compensation	—	1,973	—	—	—	1,973
Restricted stock vested	26	(26)	—	—	—	—
Common stock issued	4	180	—	—	—	184
Common stock purchased	(104)	(5,269)	—	—	—	(5,373)
Cash dividends declared ($1.64 per share)	—	—	(5,756)	—	—	(5,756)
Distributions to noncontrolling interest	—	—	—	—	(317)	(317)
Balance December 31, 2022	$ 3,331	$ 12,047	$ 217,214	$ (36,958)	$ 599	$ 196,233
Adoption of new accounting standard (Note 2)	—	—	(1,072)	—	—	(1,072)
Comprehensive income:						
Net income	—	—	23,604	—	142	23,746
Other comprehensive income	—	—	—	10,271	—	10,271
Share-based compensation	—	1,994	—	—	—	1,994
Restricted stock vested	43	(43)	—	—	—	—
Common stock issued	3	188	—	—	—	191
Common stock purchased	(139)	(7,619)	—	—	—	(7,758)
Cash dividends declared ($1.76 per share)	—	—	(5,986)	—	—	(5,986)
Distributions to noncontrolling interest	—	—	—	—	(103)	(103)
Balance December 31, 2023	$ 3,238	$ 6,567	$ 233,760	$ (26,687)	$ 638	$ 217,516

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31, 2023	2022	2021
Operating activities:			
Net income	**$ 23,746**	$ 29,369	29,123
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	**8,275**	3,172	575
Accretion of certain acquisition-related discounts, net	**(989)**	(1,499)	(2,727)
Share-based compensation	**1,994**	1,973	1,697
Depreciation and amortization	**3,879**	4,356	4,741
Amortization of premiums and accretion of discounts on securities, net	**1,493**	2,292	3,550
Deferred income taxes	**902**	708	(90)
Reversal of provision for indemnifications	**(585)**	(858)	(104)
Income from bank-owned life insurance	**(388)**	(620)	(526)
Pension expense	**925**	639	2,131
Pension contribution	**—**	(2,000)	—
Proceeds from sales of loans held for sale	**504,716**	772,555	1,613,467
Origination of loans held for sale	**(498,134)**	(699,459)	(1,467,675)
Gains on sales of loans held for sale	**(5,780)**	(7,498)	(22,279)
Other gains, net	**(44)**	(3,173)	(591)
Change in other assets and liabilities:			
Accrued interest receivable	**(1,416)**	(2,172)	1,293
Other assets	**(1,641)**	(2,700)	1,283
Accrued interest payable	**2,543**	235	(394)
Other liabilities	**(685)**	(4,761)	(6,087)
Net cash provided by operating activities	**38,811**	90,559	157,387
Investing activities:			
Proceeds from sales, maturities and calls of securities available for sale and payments on mortgage-backed securities	**100,812**	55,328	114,019
Purchases of securities available for sale	**(39,275)**	(242,228)	(209,224)
Purchases of time deposits, net	**(7)**	(494)	5,930
Repayments on loans held for investment by non-bank affiliates	**158,761**	175,340	161,299
Purchases of loans held for investment by non-bank affiliates	**(162,454)**	(284,428)	(216,681)
Net increase in community banking loans held for investment	**(110,885)**	(116,663)	3,424
Purchases of corporate premises and equipment	**(1,459)**	(3,394)	(4,786)
Proceeds from sales of other real estate owned	**—**	1,967	1
Changes in collateral posted with other financial institutions, net	**—**	3,880	6,040
Other investing activities, net	**(1,832)**	(587)	1,285
Net cash used in investing activities	**(56,339)**	(411,279)	(138,693)
Financing activities:			
Net (decrease) increase in demand and savings deposits	**(229,634)**	133,673	206,303
Net increase (decrease) in time deposits	**291,904**	(44,427)	(43,583)
Net increase in short-term borrowings	**21,632**	1,857	14,280
Repayments of long-term borrowings	**(4,000)**	—	—
Repurchases of common stock	**(7,758)**	(5,373)	(8,232)
Cash dividends paid	**(5,986)**	(5,756)	(5,675)
Other financing activities, net	**(132)**	(338)	(711)
Net cash provided by financing activities	**66,026**	79,636	162,382
Net increase (decrease) in cash and cash equivalents	**48,498**	(241,084)	181,076
Cash and cash equivalents at beginning of period	**26,661**	267,745	86,669
Cash and cash equivalents at end of period	**$ 75,159**	$ 26,661	$ 267,745
Supplemental cash flow disclosures:			
Interest paid	**$ 23,859**	$ 7,699	$ 9,076
Income taxes paid	**6,073**	8,019	10,545
Supplemental disclosure of noncash investing and financing activities:			
Transfers from corporate premises and equipment to other real estate owned	**$ —**	423	—
Adoption of new accounting standard (Note 2)	**1,072**	—	
Liabilities assumed to acquire right of use assets under operating leases	**775**	888	2,480
Transfers from loans held for sale to loans held for investment	**—**	1,425	2,764

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of C&F Financial Corporation (the Corporation), its direct wholly-owned subsidiary, Citizens and Farmers Bank (the Bank or C&F Bank), and indirect subsidiaries that are wholly-owned or controlled. Subsidiaries that are less than wholly owned are fully consolidated if they are controlled by the Corporation or one of its subsidiaries, and the portion of any subsidiary not owned by the Corporation is reported as noncontrolling interest. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Corporation owns all of the common stock of C&F Financial Statutory Trust I, C&F Financial Statutory Trust II, and Central Virginia Bankshares Statutory Trust I, all of which are unconsolidated subsidiaries. The subordinated debt owed to these trusts is reported as liabilities of the Corporation. The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America (GAAP) and to predominant practices within the banking industry.

Nature of Operations: The Corporation is a bank holding company incorporated under the laws of the Commonwealth of Virginia. The Corporation owns all of the stock of its subsidiary, C&F Bank, which is an independent commercial bank chartered under the laws of the Commonwealth of Virginia.

C&F Bank has five wholly-owned subsidiaries: C&F Mortgage Corporation (C&F Mortgage), C&F Finance Company (C&F Finance), C&F Wealth Management Corporation (C&F Wealth Management), C&F Insurance Services, Inc. (C&F Insurance), and CVB Title Services, Inc. (CVB Title), all incorporated under the laws of the Commonwealth of Virginia. C&F Mortgage, organized in September 1995, originates and sells residential mortgages, provides mortgage loan origination services to third-party lenders and, through its subsidiary Certified Appraisals LLC, provides ancillary mortgage loan production services for residential appraisals. C&F Mortgage owns a 51 percent interest in C&F Select LLC, which was organized in January 2019 and is also engaged in the business of originating and selling residential mortgages. C&F Finance, acquired in September 2002, is a finance company purchasing automobile, marine and recreational vehicle (RV) loans through indirect lending programs. C&F Wealth Management, organized in April 1995, is a full-service brokerage firm offering a comprehensive range of wealth management services and insurance products through third-party service providers. C&F Insurance and CVB Title were organized for the primary purpose of owning equity interests in an independent insurance agency and a full service title and settlement agency, respectively. Business segment data is presented in Note 20.

Basis of Presentation: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and evaluation of goodwill for impairment. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made.

Reclassification: Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation. None of these reclassifications are considered material.

Significant Group Concentrations of Credit Risk: States in which significant concentrations of the Corporation's lending activities exist include Virginia, Georgia, Ohio, and Tennessee. At December 31, 2023, 52.7 percent of the Corporation's loan portfolio consisted of commercial loans, which include loans secured by real estate for builder lines, acquisition and development and commercial development, as well as commercial loans secured by personal property. In addition, 26.9 percent of the Corporation's loan portfolio consisted of consumer finance loans to individuals, secured by automobiles and marine and RVs. The Corporation does not have any significant loan concentrations to any one customer. Additional information about the Corporation's lending activities is presented in Note 4.

Cash and Cash Equivalents: For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash, balances due from banks, interest-bearing deposits in banks and federal funds sold, all of which mature within 90 days. The Bank had historically been required to maintain cash reserve balances on hand or with the Federal Reserve Bank (FRB). At December 31, 2023 there was no minimum reserve requirement as a result of a rule adopted by the FRB in March 2020 eliminating the reserve requirement.

Securities: Investments in debt securities are classified as either held to maturity, available for sale, or trading, based on management's intent. Currently all of the Corporation's debt securities are classified as available for sale. Available for sale debt securities are carried at estimated fair value with the corresponding unrealized gains and losses recognized in other comprehensive income (loss). Gains or losses are recognized in net income on the trade date using the amortized cost of the specific security sold. Purchase premiums are recognized in interest income using the effective interest rate method over the period from purchase to maturity or, for callable securities, the earliest call date, and purchase discounts are recognized in the same manner from purchase to maturity.

Impairment of debt securities occurs when the fair value of a security is less than its amortized cost. The Corporation has elected to exclude accrued interest receivable from the amortized cost basis. For debt securities available for sale, impairment is recognized in its entirety in net income if either (i) we intend to sell the security or (ii) it is more-likely-than-not that we will be required to sell the security before recovery of its amortized cost basis. If, however, the Corporation does not intend to sell the security and it is not more-likely-than-not that the Corporation will be required to sell the security before recovery, the Corporation evaluates unrealized losses to determine whether a decline in fair value below amortized cost basis is a result of a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security, or other factors such as changes in market interest rates. If a credit loss exists, an allowance for credit losses is recorded that reflects the amount of the impairment related to credit losses, limited by the amount by which the security's amortized cost basis exceeds its fair value. Changes in the allowance for credit losses are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities available for sale not resulting from credit losses are recorded in other comprehensive income (loss). The Corporation regularly reviews unrealized losses in its investments in securities and cash flows expected to be collected from impaired securities based on criteria including the extent to which market value is below amortized cost, the financial health of and specific prospects for the issuer, the Corporation's intention with regard to holding the security to maturity and the likelihood that the Corporation would be required to sell the security before recovery.

Loans Held for Sale: The Corporation has elected to use a fair value accounting option for loans originated for resale by its mortgage banking segment. These loans are classified as loans held for sale (LHFS) and are measured at fair value in accordance with Accounting Standards Codification (ASC) Topic 820 - *Fair Value Measurement,* with changes in fair value reported in net income as a component of "Gains on sales of loans." Substantially all loans originated by the mortgage banking segment are held for sale to outside investors.

Loans Held for Investment: The Corporation makes mortgage, commercial and consumer loans to customers. The Corporation's recorded investment in loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally is reported at the unpaid principal balances adjusted for charges-offs, unearned discounts, any deferred fees or costs on originated loans, and the allowance for credit losses. The Corporation has elected to exclude accrued interest receivable from the amortized cost basis. Interest on loans is credited to operations based on the principal amount outstanding. Loan fees and origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield using the level-yield method. The Corporation is amortizing these amounts over the estimated life of the related loans.

Loans acquired in a business combination are recorded at estimated fair value on the date of acquisition. In the case of loans that have experienced more than insignificant deterioration in credit quality since origination as of the acquisition date, the loan's amortized cost basis is increased above estimated fair value by the amount of expected credit losses as of the acquisition date, and a corresponding allowance for credit losses is also recorded. Any remaining non-credit discount or premium for such purchased loans with credit deterioration (or PCD loans) and any fair value discount or premium for non-PCD loans is accreted or amortized as an adjustment to yield over the estimated lives of the loans using the level-yield method. There is no allowance for credit losses established for non-PCD loans as part of a business combination.

Subsequent to a business combination, an allowance for credit losses for non-PCD loans is established through charges to earnings in the form of a provision for credit losses.

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Any accrued interest receivable on loans placed on nonaccrual status is reversed by an adjustment to interest income. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently across our loan portfolio.

In the ordinary course of business, the Corporation has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the Consolidated Balance Sheets when they are funded.

Allowance for Credit Losses on Loans: The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management's current estimate of expected credit losses over the contractual term of loans held for investment, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit loss is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a discounted cash flow approach for all loans except for overdraft balances, which are evaluated using a loss rate approach. The discounted cash flow approach used by the Corporation utilizes loan-level cash flow projections and pool-level assumptions.

For commercial (except for loans to states and political subdivisions) and consumer loans, cash flow projections and estimated expected losses are based in part on twelve-month forecasts of the national unemployment rate that are reasonable and supportable and external observations of historical loan losses. Forecasts of the national unemployment rate are derived from the Federal Open Markets Committee of the Federal Reserve Board and incorporated into the estimate of expected credit losses using a statistical regression analysis. For periods beyond those for which reasonable and supportable forecasts are available, projections are based on a reversion of the national unemployment rate from the last forecast to a historical average level over the following six months. Cash flow projections and estimated expected losses for loans to states and political subdivisions are based on external loss observations for state and municipal debt obligations. For consumer finance loans, cash flow projections and estimated expected losses reflect historical average loss experience based on internal observations for auto loans and based on external loss observations for marine and RV loans.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. Factors considered by management include changes and expected changes in general market, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The evaluation also considers the following risk characteristics that are inherent in the loan portfolio:

- Commercial loans are comprised of mortgage loans on commercial real estate, real estate acquisition, development and constructions loans, and other business lending, and carry risks associated with the successful operation of a business or a real estate project and changes in the value of collateral. In addition to other risks associated with the ownership of real estate, the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. Construction loans, which include loans to individuals for the construction of a residence that generally will be occupied by the borrower, also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

- Consumer loans are comprised primarily of residential mortgage loans and home equity lines secured by residential real estate and carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

- Consumer finance loans are comprised of indirect financing for purchases of automobiles and marine and RVs and carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral, which are typically rapidly-depreciating vehicles. Consumer finance loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

Reserve for Unfunded Commitments: The Corporation records a reserve, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancelable by the Corporation. The reserve for unfunded commitments is measured based on the principles utilized in estimating the allowance for credit losses on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the reserve for unfunded commitments are recorded through the provision for credit losses.

Allowance for Indemnifications: The allowance for indemnifications is established through charges to earnings in the form of a provision for indemnifications, which is included in other noninterest expenses. A loss is charged against the allowance for indemnifications when a purchaser of a loan (investor) sold by the mortgage banking segment incurs a validated indemnified loss due to borrower misrepresentation, fraud, early payment default or underwriting error.

The allowance represents an amount that, in management's judgment, will be adequate to absorb any losses that are probable of arising from valid indemnification requests for loans that have been sold by the mortgage banking segment. Management's judgment in determining the level of the allowance is based on the volume of loans sold, historical experience, current economic conditions, changes in operational and compliance processes, and information provided by investors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Other Real Estate Owned (OREO): Assets acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value less estimated costs to sell at the date of foreclosure. Physical possession of residential real estate securing consumer mortgage loans occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or similar legal agreement. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, recent sales of similar properties, length of time the properties have been held, and our ability and intention with regard to continued ownership of the properties. The Corporation may incur additional write-downs of foreclosed assets to fair value less estimated costs to sell if valuations indicate a further deterioration in market conditions. Revenue and expenses from operations and changes in the property valuations are included in other noninterest expenses and improvements are capitalized.

The Corporation records a gain/loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Corporation finances the sale of OREO to the buyer, the Corporation assesses whether the buyer is committed to perform the obligations under the contract and whether collectability of the transaction price is probable. In determining the gain/loss on the sale, the Corporation adjusts the transaction price and the related gain/loss on sale if a significant financing component is present.

Repossessed Assets: Repossessed assets primarily consist of vehicles repossessed by C&F Finance due to borrowers' payment defaults. The repossession process is generally initiated after a loan becomes more than 60 days delinquent. Most customers have an opportunity to redeem their repossessed vehicles by paying all outstanding balances, including finance charges and fees. Vehicles that are not redeemed within a prescribed waiting period following repossession are then reclassified from loans to repossessed assets available-for-sale (included in other assets) and recorded initially at fair value less estimated costs to sell. The difference between the carrying amount of each loan and the fair value of the vehicle (i.e., the deficiency) is charged against the allowance for credit losses. The waiting period is determined as the length of time after repossession that C&F Finance is prohibited to sell the vehicle under the laws of the state where the vehicle was repossessed. Accounts still in process of collection or for which the Corporation does not have the legal right to sell continue to be classified as loans until such legal authority is obtained. At December 31, 2023, repossessed vehicles at fair value less estimated costs to sell included in other assets totaled $646,000, compared to $352,000 at December 31, 2022.

Repossession expense includes the costs to repossess and sell vehicles. These costs include transportation, storage, rekeying, condition reports, legal fees, fees paid to repossession agents and auction fees. These costs are included in noninterest expenses.

Corporate Premises and Equipment: Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation computed using a straight-line method over the estimated useful lives of the assets. Estimated useful lives range from ten to forty years for buildings and from three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized over the shorter of the life of the related lease or the estimated useful life of the related asset. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against proceeds and any resulting gain or loss is included in income.

Goodwill: The Corporation's goodwill was recognized in connection with past business combinations and is reported at the community banking segment and the consumer finance segment. The Corporation reviews the carrying value of goodwill at least annually or more frequently if certain impairment indicators exist. In testing goodwill for impairment, the Corporation may first consider qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then no further testing is required and the goodwill of the reporting unit is not impaired. If the Corporation elects to bypass the qualitative assessment or if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the fair value of the reporting unit is compared with its carrying amount to determine whether an impairment exists.

Transfer of Financial Assets: Transfers of loans are accounted for as sales when control over the loans has been surrendered. Control over transferred loans is deemed to be surrendered when (1) the loans have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans and (3) the Corporation does not maintain effective control over the transferred loans through an agreement to repurchase them before their maturity.

Income Taxes: The Corporation determines deferred income tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense includes taxes on income or loss that is taxable in the period and changes during the period in deferred tax assets and liabilities. The effects of changes in tax law are recognized in income tax expense in the period in which the changes are enacted.

C&F Bank invests in qualified affordable housing projects through housing equity funds, the purpose of which is to encourage investment in low-income residential property development in Virginia by providing a return on investment through federal income tax credits and other tax benefits on losses generated by the projects. C&F Bank recognizes its share of losses on these projects as a component of income tax expense.

The benefit of an uncertain tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination by the applicable taxing authority, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. Interest and penalties associated with unrecognized tax benefits are recognized as a component of income tax expense.

Retirement Plan: The Corporation recognizes the overfunded or underfunded status of its defined benefit pension plan as an asset or liability in its Consolidated Balance Sheets, measured as the difference between plan assets at fair value and the projected benefit obligation as of December 31. Net periodic pension cost or income is recorded each period based on actuarially determined amounts in accordance with GAAP and recognized in salaries and employment benefits and other noninterest expense in the Consolidated Statements of Income. Actuarial determinations of net periodic pension cost are based on assumptions related to discount rates, rates of return on plan assets, employee compensation and mortality and interest crediting rates. Other changes in the overfunded or underfunded status of the pension plan are recorded in the year in which the changes occur through other comprehensive income (loss). The Corporation records lump sum benefit payments as a settlement of a portion of its pension benefit obligation only if, in the aggregate for a given year, they exceed the sum of the annual service cost and interest cost for the pension plan. Upon recognition of any settlement, a related portion of unrecognized actuarial gains or losses in accumulated other comprehensive income (loss) are reclassified into net income through net periodic pension cost.

Share-Based Compensation: Share-based compensation expense for grants of restricted shares is accounted for using the fair value of the Corporation's common stock on the date the restricted shares are awarded. Compensation expense for restricted shares is charged to income ratably over the required service period. Forfeitures reduce compensation expense for the periods in which forfeitures actually occur. Income tax windfalls or shortfalls related to the amount deductible upon vesting of restricted stock awards is recorded in income tax expense in the period the stock awards become vested.

Earnings Per Share: The Corporation applies the two-class method of computing basic and diluted earnings per share (EPS), which allocates a portion of undistributed earnings to the Corporation's unvested restricted shares awarded to employees and non-employee directors. These restricted shares are participating securities which contain rights to nonforfeitable dividends prior to vesting. Accordingly, the weighted average number of shares outstanding used in the calculation of basic and diluted EPS includes both common shares and unvested restricted shares outstanding. EPS calculations are presented in Note 12.

Derivative Financial Instruments: The Corporation recognizes derivative financial instruments at fair value as either an other asset or other liability in the Consolidated Balance Sheets. The Corporation's derivative financial instruments include (1) interest rate swaps that qualify and are designated as cash flow hedges on the Corporation's trust preferred capital notes, (2) interest rate swaps with certain qualifying commercial loan customers and dealer counterparties and (3) interest rate contracts arising from mortgage banking activities, including interest rate lock commitments (IRLCs) on mortgage loans. The gain or loss on the Corporation's cash flow hedges is reported as a component of other comprehensive income (loss), net of deferred income taxes, and reclassified into earnings in the same period(s) during which the hedged transactions affect earnings. IRLCs and interest rate swaps with loan customers and dealer counterparties are not designated as hedging instruments, and therefore changes in the fair value of these instruments are reported as noninterest income. The Corporation's derivative financial instruments are described more fully in Note 21.

Leases: The Corporation's leases comprise primarily operating and financing leases of real estate and office equipment in which the Corporation or one of its subsidiaries is the lessee. The Corporation recognizes a lease liability and a right-of-use asset in connection with leases in which it is a lessee, except for leases with a term of twelve months or less. A lease liability represents the Corporation's obligation to make future payments under lease contracts, and a right-of-use asset represents the Corporation's right to control the use of the underlying property during the lease term. Lease liabilities and right-of-use assets are recognized upon commencement of a lease and measured as the present value of lease payments over the lease term, discounted at the incremental borrowing rate of the lessee. The Corporation has elected not to separate lease and nonlease components within the same contract and instead to account for the entire contract as a lease.

Service Charges on Deposit Accounts: The Corporation earns fees from its deposit customers for overdraft and account maintenance services. Overdraft fees are recognized when the overdraft occurs. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Corporation satisfies the performance obligation.

Other Service Charges and Fees: The Corporation earns fees from its customers for transaction-based services. Such services include ATM, stop payment and wire transfer fees at the community banking segment and on-line payment processing fees at the consumer finance segment. In each case, these service charges and fees are recognized in income at the time or within the same period that the Corporation's performance obligation is satisfied.

Interchange Income: The Corporation earns interchange fees from debit and credit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

Wealth Management Services Income, Net: The Corporation earns revenue by providing wealth management services and health and life insurance products to its customers through third-party service providers. Fees that are transaction-based (e.g., execution of trades) are recognized on a monthly basis. Other fees and commissions are earned over time as services are provided and are generally assessed based on either account activity or the market value of assets under management at the end of each period. Fees and commissions collected from customers are reported net of related fees paid to the third-party service providers and presented in noninterest income.

Mortgage Lender Services Income: The Corporation earns revenue by providing mortgage banking services to third-party mortgage lenders. The Corporation provides services related to originating and selling residential mortgage loans in the secondary market, including maintaining relationships with investors, underwriting loans, collecting and reviewing required documents, compliance with program requirements and regulations, and closing and post-closing services. Fees are billed to customers on the basis of the volume of closed loans, and income is recognized when performance obligations under contracts with customers are satisfied.

Recent Significant Accounting Pronouncements: In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2020-04, "Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting." Subsequently, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. This guidance provides temporary, optional expedients and exceptions to ease the potential burden in accounting for modifications of loan contracts, borrowings, hedging relationships and other transactions related to reference rate reform associated with the LIBOR transition if certain criteria are met. The amendments are effective as of March 12, 2020 through December 31, 2024 and can be adopted at an instrument level. The Corporation has utilized certain optional expedients and exceptions under Topic 848 in the case of modifications to certain loans, borrowings and cash flow hedges during 2022 and 2023. These modifications have not had and are not expected to have a material impact on the consolidated financial statements.

In November 2023, FASB issued ASU 2023-07, "Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures." The amendments in ASU 2023-07 require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, require other segment items by reportable segment to be disclosed and a description of their composition, and require disclosure of the title and position of the chief operating decision maker and an explanation of how they use the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments apply to all public entities that are required to report segment information in accordance with Topic 280, "Segment Reporting," and are effective for fiscal years beginning after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments are to be applied retrospectively to all prior periods presented. The Corporation does not expect the adoption of ASU 2023-07 to have a material effect on its consolidated financial statements.

In November 2023, FASB issued ASU 2023-09, "Income Taxes (Topic 740) – Improvements to Income Tax Disclosures." The amendments in ASU 2023-09 require that a public entity disclose, on an annual basis, specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, the amount of income taxes paid disaggregated by federal, state and foreign taxes, and the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or granter than five percent of total income taxes paid. The amendments also require that entities disclose income from continuing operations before income tax expense disaggregated between domestic and foreign, as well as income tax expense from continuing operations disaggregated by federal, state and foreign. The amendments apply to all public entities that are subject to Topic 740, "Income Taxes," and are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments are to be applied on a prospective basis; however, retrospective application is permitted. The Corporation does not expect the adoption of ASU 2023-09 to have a material effect on its consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not currently expected to have a material effect on the Corporation's financial position, results of operations or cash flows.

NOTE 2: Adoption of New Accounting Standards

On January 1, 2023, the Corporation adopted ASU 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,*" ASU 2018-19, "*Codification Improvements to Topic 326, Financial Instruments – Credit Losses,*" ASU 2019-04, "*Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,*" ASU 2019-05, "*Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief,*" ASU 2019-10, "*Financial instruments—Credit losses (Topic 326), Derivatives and hedging (Topic 815), and Leases (Topic 842)—Effective dates,*" ASU 2019-11, "*Codification Improvements to Topic 326, Financial Instruments—Credit Losses,*" ASU 2020-02, "*Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842),*" ASU 2020-03, "*Codification Improvements to Financial Instruments*" and ASU 2022-02, "*Financial Instruments – Credit Losses (Topic 326) - Troubled Debt Restructurings and Vintage Disclosures*" (collectively, ASC 326).

ASC 326 introduced an approach based on current expected credit losses (CECL) to estimate credit losses on certain types of financial instruments, replacing the incurred loss methodology from prior GAAP. It also applies to unfunded commitments to extend credit, including loan commitments, standby letters of credit, and other similar instruments. It modified the impairment model for available-for-sale debt securities and provided for a simplified accounting model for purchased financial assets with credit deterioration since their origination. It also modified the measurement principles for modifications of loans to borrowers experiencing financial difficulty, including how the allowance for credit losses (ACL) is measured for such loans.

The amendments of ASC 326, upon adoption, were applied on a modified retrospective basis, recording an increase in the reported balance of loans and the allowance for credit losses on loans, recognizing a liability for credit losses on commitments to extend credit, and reducing total equity of both the Corporation and of C&F Bank, which resulted in a reduction of regulatory capital of C&F Bank. As a result of adopting ASC 326, the Corporation recorded a decrease to opening retained earnings of $1.1 million, net of related income taxes.

ASC 326 also replaced the Corporation's previous accounting policies for purchased credit-impaired (PCI) loans and troubled debt restructurings (TDRs). With the adoption of ASC 326, loans previously designated as PCI loans were designated as PCD loans. The Corporation adopted ASC 326 using the prospective transition approach for PCD loans that were previously identified as PCI and accounted for under ASC 310-30. On January 1, 2023, the Corporation's PCD loans were adjusted to reflect the addition of $604,000 of expected credit losses to the amortized cost basis of the loans and a corresponding increase to the ACL. The remaining noncredit discount, the difference between the adjusted amortized cost basis and the outstanding principal balance on PCD loans, will be accreted into interest income over the estimated remaining lives of the loans using the effective interest rate method. The evaluation of the ACL will include PCD loans together with other loans that share similar risk characteristics, rather than using the separate pools that were used under PCI accounting. The adoption of ASC 326 also replaced previous TDR accounting guidance, and the evaluation of the ACL will include loans previously designated as TDRs together with other loans that share similar risk characteristics.

The adoption of ASC 326 did not affect the carrying value of debt securities or the amount of unrealized gains and losses recorded in accumulated other comprehensive loss. Upon adoption of ASC 326, the Corporation did not have any securities included in its portfolio where other-than-temporary-impairments had previously been recognized or that required an ACL.

The following table illustrates the impact of adopting ASC 326.

(Dollars in thousands)	December 31, 2022 As Previously Reported (Incurred Loss)	January 1, 2023 Impact of ASC 326	January 1, 2023 As Reported Under ASC 326
Assets:			
Loans, gross	$ 1,635,718	$ 604	$ 1,636,322
Allowance for credit losses:			
Commercial	11,219	(22)	11,197
Consumer	3,330	107	3,437
Consumer finance	25,969	406	26,375
Allowance for credit losses	40,518	491	41,009
Loans, net	1,595,200	113	1,595,313
Net deferred tax asset	22,014	316	22,330
Liabilities:			
Reserve for credit losses on unfunded commitments	—	1,501	1,501
Total equity:	$ 196,233	$ (1,072)	$ 195,161

See Note 1 for accounting policies related to securities, loans held for investment, the allowance for credit losses on loans and the reserve for unfunded commitments which have been updated in connection with the adoption of ASC 326 and apply to periods beginning after December 31, 2022. Accounting policies applying to prior periods are described in our Annual Report on Form 10-K for the year ended December 31, 2022.

NOTE 3: Securities

On January 1, 2023, the Corporation adopted ASC 326, which made changes to accounting for available for sale debt securities whereby credit losses should be presented as an allowance, rather than as a write-down when management does not intend to sell and does not believe that it is more likely than not they will be required to sell prior to maturity. In addition, ASC 326 requires financial assets measured at amortized cost to measure an expected credit loss under the CECL methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. All securities information presented as of December 31, 2023 is in accordance with ASC 326. All securities information presented as of December 31, 2022 or a prior date is presented in accordance with previously applicable GAAP. For further discussion on the Corporation's accounting policies and policy elections related to the accounting standard update refer to Note 1 and Note 2.

The Corporation's debt securities, all of which are classified as available for sale, are summarized as follows:

	December 31, 2023			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 45,883	$ —	$ (780)	$ 45,103
U.S. government agencies and corporations	96,407	—	(9,313)	87,094
Mortgage-backed securities	177,734	185	(16,223)	161,696
Obligations of states and political subdivisions	148,875	2,280	(4,044)	147,111
Corporate and other debt securities	25,193	—	(3,753)	21,440
	$ 494,092	$ 2,465	$ (34,113)	$ 462,444

	December 31, 2022			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 60,886	$ —	$ (2,053)	$ 58,833
U.S. government agencies and corporations	143,241	—	(12,967)	130,274
Mortgage-backed securities	200,393	65	(20,540)	179,918
Obligations of states and political subdivisions	127,317	300	(6,790)	120,827
Corporate and other debt securities	25,291	—	(2,552)	22,739
	$ 557,128	$ 365	$ (44,902)	$ 512,591

The amortized cost and estimated fair value of securities at December 31, 2023 and 2022, by the earlier of contractual maturity or expected maturity, are shown below. The Corporation has elected to exclude accrued interest receivable, totaling $2.73 million at December 31, 2023, from the amortized cost basis of securities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	December 31, 2023	
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 113,791	$ 110,669
Due after one year through five years	181,243	166,910
Due after five years through ten years	118,265	105,879
Due after ten years	80,793	78,986
	$ 494,092	$ 462,444

The following table presents the gross realized gains and losses on and the proceeds from the sales, maturities and calls of securities. There were no sales of securities during the years ended December 31, 2023 and 2022. During the year ended December 31, 2021, $2.30 million of proceeds were related to sales of securities.

	Year Ended December 31,		
(Dollars in thousands)	2023	2022	2021
Realized gains from sales, maturities and calls of securities:			
Gross realized gains	$ —	$ —	$ 42
Gross realized losses	(5)	—	—
Net realized losses	$ (5)	$ —	$ 42
Proceeds from sales, maturities, calls and paydowns of securities	$ 100,812	$ 55,328	$ 114,019

The Corporation pledges securities primarily to secure municipal deposits, repurchase agreements and lines of credit that provide liquidity to the Corporation and C&F Bank. Securities with an aggregate amortized cost of $215.97 million and an aggregate fair value of $198.85 million were pledged at December 31, 2023. Securities with an aggregate amortized cost of $237.15 million and an aggregate fair value of $213.58 million were pledged at December 31, 2022.

Securities in an unrealized loss position at December 31, 2023, by duration of the period of the unrealized loss, are shown below.

	Less Than 12 Months		12 Months or More		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities	$ —	—	$ 45,103	$ 780	$ 45,103	$ 780
U.S. government agencies and corporations	—	—	87,094	9,313	87,094	9,313
Mortgage-backed securities	5,528	68	150,023	16,155	155,551	16,223
Obligations of states and political subdivisions	4,659	72	65,630	3,972	70,289	4,044
Corporate and other debt securities	3,386	364	18,054	3,389	21,440	3,753
Total temporarily impaired securities	$ 13,573	$ 504	$ 365,904	$ 33,609	$ 379,477	$ 34,113

There were 492 debt securities with a fair value below the amortized cost basis, totaling $379.48 million of aggregate fair value as of December 31, 2023. The Corporation concluded that a credit loss did not exist in its securities portfolio at December 31, 2023, and no impairment loss has been recognized based on the fact that (1) changes in fair value were caused primarily by fluctuations in interest rates, (2) securities with unrealized losses had generally high credit quality, (3) the Corporation intends to hold these investments in debt securities to maturity and it is more-likely-than-not that the Corporation will not be required to sell these investments before a recovery of its investment, and (4) issuers have continued to make timely payments of principal and interest. Additionally, the Corporation's mortgage-backed securities are entirely issued by either U.S. government agencies or U.S. government-sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such mortgage-backed securities will receive timely principal and interest payments.

Securities in an unrealized loss position at December 31, 2022, by duration of the period of the unrealized loss, are shown below.

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities	$ 50,556	$ 1,368	$ 8,277	$ 685	$ 58,833	$ 2,053
U.S. government agencies and corporations	71,948	1,578	58,326	11,389	130,274	12,967
Mortgage-backed securities	73,301	5,441	104,563	15,099	177,864	20,540
Obligations of states and political subdivisions	60,838	2,434	32,120	4,356	92,958	6,790
Corporate and other debt securities	15,049	1,702	6,681	850	21,730	2,552
Total temporarily impaired securities	$ 271,692	$ 12,523	$ 209,967	$ 32,379	$ 481,659	$ 44,902

The Corporation's investment in restricted stock totaled $2.93 million at December 31, 2023 and consisted of FHLB stock. Restricted stock is generally viewed as a long-term investment, which is carried at cost because there is no market for the stock other than the FHLBs. Therefore, when evaluating restricted stock for impairment, its value is based on the ultimate recoverability of the par value rather than by recognizing any temporary decline in value. The Corporation did not consider its investment in restricted stock to be impaired at December 31, 2023 and no impairment has been recognized.

NOTE 4: Loans

On January 1, 2023, the Corporation adopted ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. For further discussion on the Corporation's accounting policies and policy elections related to the accounting standard update see Note 1 and Note 2. All loan information presented as of December 31, 2023 is in accordance with ASC 326. All loan information presented as of December 31, 2022 or a prior date is presented in accordance with previously applicable GAAP.

The Corporation's loans are stated at their face amount, net of deferred fees and costs and discounts, and consist of the classes of loans included in the table below. The Corporation has elected to exclude accrued interest receivable, totaling $7.65 million at December 31, 2023, from the recorded balance of loans.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Commercial real estate	$ 668,122	$ 592,301
Commercial business	115,348	118,605
Construction - commercial real estate	69,768	49,136
Land acquisition and development	29,064	37,537
Builder lines	24,668	34,538
Construction - consumer real estate	11,223	10,539
Residential mortgage	293,256	266,267
Equity lines	51,592	43,300
Other consumer	10,588	8,938
Consumer finance - automobiles	401,276	411,112
Consumer finance - marine and recreational vehicles	67,234	63,445
Subtotal	1,742,139	1,635,718
Less allowance for credit losses	(39,651)	(40,518)
Loans, net	$ 1,702,488	$ 1,595,200

Other consumer loans included $228,000 and $284,000 of demand deposit overdrafts at December 31, 2023 and 2022, respectively.

The following table shows the aging of the Corporation's loan portfolio, by class, at December 31, 2023:

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current[1]	Total Loans	90+ Days Past Due and Accruing
Commercial real estate	$ 92	$ —	$ —	$ 92	$ 668,030	$ 668,122	$ —
Commercial business	—	—	1	1	115,347	115,348	1
Construction - commercial real estate	—	—	—	—	69,768	69,768	—
Land acquisition and development	—	—	—	—	29,064	29,064	—
Builder lines	—	—	—	—	24,668	24,668	—
Construction - consumer real estate	—	—	—	—	11,223	11,223	—
Residential mortgage	1,643	387	273	2,303	290,953	293,256	89
Equity lines	215	103	115	433	51,159	51,592	38
Other consumer	3	—	9	12	10,576	10,588	—
Consumer finance - automobiles	15,263	2,628	892	18,783	382,493	401,276	—
Consumer finance - marine and recreational vehicles	282	115	—	397	66,837	67,234	—
Total	$ 17,498	$ 3,233	$ 1,290	$ 22,021	$ 1,720,118	$ 1,742,139	$ 128

[1] For the purposes of the table above, "Current" includes loans that are 1-29 days past due.

The table above includes nonaccrual loans that are current of $113,000, 60-89 days past due of $22,000 and 90+ days past due of $1.16 million.

The following table shows the Corporation's recorded balance of loans on nonaccrual status as of December 31, 2023 and December 31, 2022. The Corporation recognized no interest income on loans on nonaccrual status as of December 31, 2023 and had $19,000 of reversals of interest income upon placing loans on nonaccrual status during the year ended December 31, 2023. All nonaccrual loans at December 31, 2023 had an allowance for credit losses.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Residential mortgage	$ 320	$ 156
Equity lines	77	108
Other consumer	9	—
Consumer finance - automobiles	892	842
Consumer finance - marine and recreational vehicles	—	83
Total	$ 1,298	$ 1,189

Occasionally, the Corporation modifies loans to borrowers experiencing financial difficulties by providing principal forgiveness, term extensions, interest rate reductions or other-than-insignificant payment delays. As the effect of most modifications is already included in the allowance for credit losses due to the measurement methodologies used in its estimate, the allowance for credit losses is typically not adjusted upon modification. When principal forgiveness is provided at modification, the amount forgiven is charged against the allowance for credit losses. In some cases, the Corporation may provide multiple types of modifications on one loan and when multiple types of modifications occur within the same period, the combination of modifications is separately reported.

The following table presents the amortized cost basis of loans as of December 31, 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2023.

(Dollars in thousands)	Year Ended December 31, 2023 Amortized Cost	% of Total Class of Financing Receivable
Term Extension		
Commercial real estate	$ 1,127	0.2 %
Commercial business	169	0.1
Residential mortgage	70	0.0
Total Term Extension	$ 1,366	
Combination Term Extension and Interest Rate Reduction		
Commercial real estate	45	0.0
Commercial business	174	0.2
Total Combination Term Extension and Interest Rate Reduction	$ 219	
Total	$ 1,585	0.1 %

The following table presents the financial effects of the loan modifications presented above to borrowers experiencing financial difficulty for the year ended December 31, 2023.

(Dollars in thousands)	Year Ended December 31, 2023 Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (in years)
Commercial real estate	0.75 %	2.6
Commercial business	1.75	4.1
Residential mortgage	—	10.0
Total	1.54 %	3.2

The Corporation closely monitors the performance of modified loans to understand the effectiveness of its modification efforts. Upon the determination that all or a portion of a modified loan is uncollectible, that amount is charged against the allowance for credit losses. There were no payment defaults during the year ended December 31, 2023 of loans to borrowers experiencing financial difficulties that were modified during the previous twelve months, and all were current as of December 31, 2023.

Prior to the adoption of ASC 326

Loans acquired in business combinations are recorded in the Consolidated Balance Sheets at fair value at the acquisition date under the acquisition method of accounting. The outstanding principal balance and the carrying amount at December 31, 2022 of loans acquired in business combinations were as follows:

(Dollars in thousands)	December 31, 2022 Acquired Loans - Purchased Credit Impaired	Acquired Loans - Purchased Performing	Acquired Loans - Total
Outstanding principal balance	$ 4,522	$ 38,157	$ 42,679
Carrying amount			
Real estate – residential mortgage	$ 300	$ 8,587	$ 8,887
Real estate – construction	—	—	—
Commercial, financial and agricultural[1]	1,114	23,023	24,137
Equity lines	15	5,047	5,062
Consumer	26	755	781
Total acquired loans	$ 1,455	$ 37,412	$ 38,867

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[1] Includes acquired loans classified by the Corporation as commercial real estate lending and commercial business lending.

The following table presents a summary of the change in the accretable yield of loans classified as PCI loans:

(Dollars in thousands)	Year Ended December 31, 2022
Accretable yield, balance at beginning of period	$ 3,111
Accretion	(1,566)
Reclassification of nonaccretable difference due to improvement in expected cash flows	1,921
Other changes, net	(222)
Accretable yield, balance at end of period	$ 3,244

The past due status of loans as of December 31, 2022 was as follows:

(Dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90+ Days Past Due	Total Past Due	PCI	Current[1]	Total Loans	90+ Days Past Due and Accruing
Residential mortgage	$ 1,649	$ 452	$ 20	$ 2,121	$ 300	$ 263,846	$ 266,267	$ —
Real estate – construction:								
Construction - commercial real estate	—	—	—	—	—	49,136	49,136	—
Construction - consumer real estate	—	—	—	—	—	10,539	10,539	—
Commercial, financial and agricultural:								
Commercial real estate	—	—	—	—	1,114	591,187	592,301	—
Land acquisition and development	—	—	—	—	—	37,537	37,537	—
Builder lines	—	—	—	—	—	34,538	34,538	—
Commercial business	—	1	—	1	—	118,604	118,605	—
Equity lines	—	39	—	39	15	43,246	43,300	—
Other consumer	9	—	191	200	26	8,712	8,938	191
Consumer finance:								
Automobiles	10,557	1,570	842	12,969	—	398,143	411,112	—
Marine and recreational vehicles	114	35	83	232	—	63,213	63,445	—
Total	$ 12,329	$ 2,097	$ 1,136	$ 15,562	$ 1,455	$ 1,618,701	$ 1,635,718	$ 191

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[1] For the purposes of the table above, "Current" includes loans that are 1-29 days past due.

The table above includes nonaccrual loans that are current of $244,000 and 90+ days past due of $945,000.

Loan modifications that were classified as TDRs, and the recorded investment in those loans at the time of their modification, during the years ended December 31, 2022 and 2021 were as follows:

	2022		2021	
(Dollars in thousands)	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Real estate – residential mortgage	1	$ 45	1	$ 4
Total	1	$ 45	1	$ 4

One TDR during each of the years ended December 31, 2022 and 2021 included modifications of the loan's payment structure. There were no TDRs in the years ended December 31, 2022 or 2021 that included a reduction in principal or a modification of the loan's interest rate as part of the loan's modification.

All TDRs are considered impaired loans and are individually evaluated in the determination of the allowance for loan losses. A TDR payment default occurs when, within 12 months of the original TDR modification, either a full or partial charge-off occurs or a TDR becomes 90 days or more past due. The specific reserve associated with a TDR is reevaluated when a TDR payment default occurs. There were no TDR payment defaults during the years ended December 31, 2022 or 2021.

Impaired loans, which included TDRs of $823,000, and the related allowance at December 31, 2022 were as follows:

(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment in Loans without Specific Reserve	Recorded Investment in Loans with Specific Reserve	Related Allowance	Average Balance-Impaired Loans	Interest Income Recognized
Real estate – residential mortgage	$ 797	$ 36	$ 761	$ 51	$ 806	$ 35
Equity lines	26	26	—	—	28	2
Total	$ 823	$ 62	$ 761	$ 51	$ 834	$ 37

NOTE 5: Allowance for Credit Losses

On January 1, 2023, the Corporation adopted ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost. For further discussion on the Corporation's accounting policies and policy elections related to the accounting standard update see Note 1 and Note 2. All allowance for credit loss information presented as of December 31, 2023 is in accordance with ASC 326. All allowance for credit loss information presented as of December 31, 2022 or a prior date is presented in accordance with previously applicable GAAP.

The following table shows the allowance for credit losses activity by loan portfolio for the year ended December 31, 2023:

(Dollars in thousands)	Commercial	Consumer	Consumer Finance	Total
Allowance for credit losses:				
Balance at December 31, 2022	$ 11,219	$ 3,330	$ 25,969	$ 40,518
Impact of ASC 326 adoption on non-PCD loans	(617)	98	406	(113)
Impact of ASC 326 adoption on PCD loans	595	9	—	604
Provision charged to operations	978	498	6,650	8,126
Loans charged off	(16)	(356)	(13,743)	(14,115)
Recoveries of loans previously charged off	156	179	4,296	4,631
Balance at December 31, 2023	$ 12,315	$ 3,758	$ 23,578	$ 39,651

The following table presents a breakdown of the provision for credit losses for the periods indicated.

(Dollars in thousands)	Year Ended December 31,		
	2023	2022	2021
Provision for credit losses:			
Provision for loans	$ 8,126	$ 3,172	$ 575
Provision for unfunded commitments	149	—	—
Total	$ 8,275	$ 3,172	$ 575

Commercial and consumer loans are assigned loan classification ratings based on their credit quality and risk of loss. These loan ratings are reviewed on a quarterly basis and updated as new information becomes available. The characteristics of these loan ratings are as follows:

- Pass rated loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

- Special mention loans have a specific, identified weakness in the borrower's operations and in the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may be characterized by late payments. The Corporation's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well-maintained, accessible and readily marketable.

- Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Corporation's credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Corporation. There is a distinct possibility that the Corporation will sustain some loss if the deficiencies associated with the loan are not corrected in the near term.

- Substandard nonaccrual loans have the same characteristics as substandard loans, however, they have a nonaccrual classification because it is probable that the Corporation will not be able to collect all amounts due.

- Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high.

- Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

The table below details the recorded balance of the classes of loans within the commercial and consumer loan portfolios by loan rating and year of origination as of December 31, 2023:

(Dollars in thousands)	Term Loans Recorded Balance by Origination Year						Revolving Loans Recorded Balance	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Commercial real estate:									
Loan Rating									
Pass	$ 81,324	$ 125,278	$ 155,805	$ 121,365	$ 37,383	$ 140,158	$ —	$ 119	$ 661,432
Special Mention	—	—	5,731	—	—	959	—	—	6,690
Total	$ 81,324	$ 125,278	$ 161,536	$ 121,365	$ 37,383	$ 141,117	$ —	$ 119	$ 668,122
Commercial business:									
Loan Rating									
Pass	$ 18,682	$ 18,190	$ 17,219	$ 12,062	$ 14,847	$ 15,339	$ 18,686	$ 261	$ 115,286
Special Mention	62	—	—	—	—	—	—	—	62
Total	$ 18,744	$ 18,190	$ 17,219	$ 12,062	$ 14,847	$ 15,339	$ 18,686	$ 261	$ 115,348
Construction - commercial real estate:									
Loan Rating									
Pass	$ 29,346	$ 36,907	$ —	$ 3,515	$ —	$ —	$ —	$ —	$ 69,768
Total	$ 29,346	$ 36,907	$ —	$ 3,515	$ —	$ —	$ —	$ —	$ 69,768
Land acquisition and development:									
Loan Rating									
Pass	$ 4,562	$ 4,665	$ 9,844	$ 9,993	$ —	$ —	$ —	$ —	$ 29,064
Total	$ 4,562	$ 4,665	$ 9,844	$ 9,993	$ —	$ —	$ —	$ —	$ 29,064
Builder lines:									
Loan Rating									
Pass	$ 17,919	$ 5,124	$ 1,221	$ —	$ 404	$ —	$ —	$ —	$ 24,668
Total	$ 17,919	$ 5,124	$ 1,221	$ —	$ 404	$ —	$ —	$ —	$ 24,668
Construction - consumer real estate:									
Loan Rating									
Pass	$ 7,889	$ 3,240	$ —	$ —	$ —	$ —	$ 94	$ —	$ 11,223
Total	$ 7,889	$ 3,240	$ —	$ —	$ —	$ —	$ 94	$ —	$ 11,223
Residential mortgage:									
Loan Rating									
Pass	$ 59,441	$ 91,086	$ 44,292	$ 40,089	$ 11,524	$ 46,192	$ —	$ —	$ 292,624
Special Mention	—	—	—	—	—	44	—	—	44
Substandard	—	—	—	103	—	165	—	—	268
Substandard Nonaccrual	—	—	—	—	62	258	—	—	320
Total	$ 59,441	$ 91,086	$ 44,292	$ 40,192	$ 11,586	$ 46,659	$ —	$ —	$ 293,256
Equity lines:									
Loan Rating									
Pass	$ —	$ —	$ 34	$ 70	$ —	$ 857	$ 50,120	$ 344	$ 51,425
Special Mention	—	—	—	—	—	—	—	85	85
Substandard	—	—	—	—	5	—	—	—	5
Substandard Nonaccrual	—	—	—	—	—	9	—	68	77
Total	$ —	$ —	$ 34	$ 70	$ 5	$ 866	$ 50,120	$ 497	$ 51,592
Other consumer:									
Loan Rating									
Pass	$ 6,263	$ 2,762	$ 606	$ 282	$ 101	$ 519	$ 46	$ —	$ 10,579
Substandard Nonaccrual	—	—	—	—	9	—	—	—	9
Total	$ 6,263	$ 2,762	$ 606	$ 282	$ 110	$ 519	$ 46	$ —	$ 10,588
Total:									
Loan Rating									
Pass	$ 225,426	$ 287,252	$ 229,021	$ 187,376	$ 64,259	$ 203,065	$ 68,946	$ 724	$ 1,266,069
Special Mention	62	—	5,731	—	—	1,003	—	85	6,881
Substandard	—	—	—	103	5	165	—	—	273
Substandard Nonaccrual	—	—	—	—	71	267	—	68	406
Total	$ 225,488	$ 287,252	$ 234,752	$ 187,479	$ 64,335	$ 204,500	$ 68,946	$ 877	$ 1,273,629

For consumer finance loans, the Corporation utilizes credit scores based on the methods developed and defined by the Fair Isaac Corporation (FICO) as a key indicator of the risk of loss to manage the portfolio and estimate the allowance for credit losses. A FICO Score is a three-digit number based on the information in an applicant's credit reports. It helps lenders determine how likely an applicant is to repay a loan. This, in turn, affects the loan amount that may be approved, repayment terms, and interest rate. Consumer finance loans are assigned a credit rating based on borrowers' credit scores at the time of origination and are categorized within ranges of credit ratings used internally that parallel FICO Score rating bands. The Corporation monitors the consumer finance loan portfolio by past due status (refer to Note 3) and by credit rating at the time of origination, which the Corporation believes serves as a relevant indicator of aggregate credit quality and risk of loan defaults in the portfolio based upon the use of FICO Scores over time for loan approval decisions and through experience analyzing loss patterns. The characteristics of these credit ratings are as follows:

- Very Good and Good credit rated borrowers are near or above the average FICO Score of consumers. Borrowers generally have limited to no prior credit difficulties or have shown extensive creditworthiness over a recent period of time.

- Fairly Good and Fair credit rated borrowers are approaching or slightly below the average FICO Score of consumers but typically have a credit profile acceptable to most lenders. Borrowers may have experienced minor credit difficulties or have a relatively limited credit history.

- Marginal credit rated borrowers are well below the average FICO Score of consumers. Borrowers may have limited access to traditional financing due to having experienced prior credit difficulties or have a limited credit history. The risk of future charge-offs is higher.

The table below details the recorded balance of the classes of loans within the consumer finance loan portfolio by credit rating and year of origination as of December 31, 2023:

(Dollars in thousands)	Term Loans Recorded Balance by Origination Year						Revolving Loans	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Consumer finance - automobiles:									
Credit rating									
Very good	$ 14,916	$ 12,395	$ 4,291	$ 1,012	$ 277	$ 22	$ —	$ —	$ 32,913
Good	35,203	42,800	15,530	3,338	1,090	325	—	—	98,286
Fairly good	44,227	54,968	26,645	6,186	3,984	1,470	—	—	137,480
Fair	28,779	36,794	22,266	7,014	4,808	1,908	—	—	101,569
Marginal	6,359	8,956	7,715	3,322	2,832	1,844	—	—	31,028
Total	$ 129,484	$ 155,913	$ 76,447	$ 20,872	$ 12,991	$ 5,569	$ —	$ —	$ 401,276
Consumer finance - marine and recreational vehicles:									
Credit rating									
Very good	$ 7,481	$ 15,000	$ 9,857	$ 9,952	$ 2,518	$ 2,438	$ —	$ —	$ 47,246
Good	7,419	8,130	1,602	1,384	410	453	—	—	19,398
Fairly good	265	221	37	30	—	37	—	—	590
Total	$ 15,165	$ 23,351	$ 11,496	$ 11,366	$ 2,928	$ 2,928	$ —	$ —	$ 67,234
Total:									
Credit rating									
Very good	$ 22,397	$ 27,395	$ 14,148	$ 10,964	$ 2,795	$ 2,460	$ —	$ —	$ 80,159
Good	42,622	50,930	17,132	4,722	1,500	778	—	—	117,684
Fairly good	44,492	55,189	26,682	6,216	3,984	1,507	—	—	138,070
Fair	28,779	36,794	22,266	7,014	4,808	1,908	—	—	101,569
Marginal	6,359	8,956	7,715	3,322	2,832	1,844	—	—	31,028
Total	$ 144,649	$ 179,264	$ 87,943	$ 32,238	$ 15,919	$ 8,497	$ —	$ —	$ 468,510

The following table details the current period gross charge-offs of loans by year of origination for the year ended December 31, 2023:

| (Dollars in thousands) | Current Period Gross Charge-offs by Origination Year | | | | | | Revolving Loans | Revolving Loans Converted to Term | Total |
	2023	2022	2021	2020	2019	Prior			
Commercial business.	$ —	$ 16	$ —	$ —	$ —	$ —	$ —	$ —	$ 16
Residential mortgage.	—	—	4	—	—	—	—	—	4
Equity lines.	—	—	—	—	—	8	—	—	8
Other consumer[1]	308	28	—	3	2	3	—	—	344
Consumer finance - automobiles	1,246	6,169	3,783	833	735	716	—	—	13,482
Consumer finance - marine and recreational vehicles	—	127	51	40	6	37	—	—	261
Total	$ 1,554	$ 6,340	$ 3,838	$ 876	$ 743	$ 764	$ —	$ —	$ 14,115

[1] Gross charge-offs of other consumer loans for the year ended December 31, 2023 included $308,000 of demand deposit overdrafts that originated in 2023.

Gross charge-offs increased for the year ended December 31, 2023 compared to the same period in 2022 due primarily to higher charge-offs within the consumer finance-automobile portfolio segment as a result of an increase in the number of delinquent loans, a decline in wholesale values of used automobiles from a recent peak during the COVID-19 pandemic and challenges in repossessing automobiles due to a decline in the number of repossession agencies, which results in a fully charged-off loan when the automobile cannot be repossessed.

As of December 31, 2023, the Corporation had no collateral dependent loans for which repayment was expected to be derived substantially through the operation or sale of the collateral and where the borrower is experiencing financial difficulty.

Prior to the adoption of ASC 326

The following table presents the changes in the allowance for loan losses by major classification for the years ended December 31, 2022 and 2021:

(Dollars in thousands)	Real Estate Residential Mortgage	Real Estate Construction	Commercial, Financial & Agricultural	Equity Lines	Consumer	Consumer Finance	Total
Balance at December 31, 2020	$ 2,914	$ 975	$ 10,696	$ 687	$ 371	$ 23,513	$ 39,156
Provision charged to operations	(279)	(119)	385	(95)	(137)	820	575
Loans charged off.	—	—	—	—	(184)	(4,381)	(4,565)
Recoveries of loans previously charged off	25	—	4	1	122	4,839	4,991
Balance at December 31, 2021	2,660	856	11,085	593	172	24,791	40,157
Provision charged to operations	(54)	(68)	(534)	(98)	186	3,740	3,172
Loans charged off.	(2)	—	(140)	—	(260)	(7,016)	(7,418)
Recoveries of loans previously charged off	18	—	20	2	113	4,454	4,607
Balance at December 31, 2022	$ 2,622	$ 788	$ 10,431	$ 497	$ 211	$ 25,969	$ 40,518

The following table presents, as of December 31, 2022, the balance of the allowance for loan losses, the allowance by impairment methodology, total loans and loans by impairment methodology.

(Dollars in thousands)	Real Estate Residential Mortgage	Real Estate Construction	Commercial, Financial & Agricultural	Equity Lines	Consumer	Consumer Finance	Total
Allowance balance attributable to loans:							
Individually evaluated for impairment	$ 51	$ —	$ —	$ —	$ —	$ —	$ 51
Collectively evaluated for impairment	2,571	788	10,431	497	211	25,969	40,467
Acquired loans - PCI.	—	—	—	—	—	—	—
Total allowance	$ 2,622	$ 788	$ 10,431	$ 497	$ 211	$ 25,969	$ 40,518
Loans:							
Individually evaluated for impairment	$ 797	$ —	$ —	$ 26	$ —	$ —	$ 823
Collectively evaluated for impairment	265,170	59,675	781,867	43,259	8,912	474,557	1,633,440
Acquired loans - PCI.	300	—	1,114	15	26	—	1,455
Total loans.	$ 266,267	$ 59,675	$ 782,981	$ 43,300	$ 8,938	$ 474,557	$ 1,635,718

Loans by credit quality indicators as of December 31, 2022 were as follows:

(Dollars in thousands)	Pass	Special Mention	Substandard	Substandard Nonaccrual	Total[1]
Residential mortgage.	$ 264,891	$ 518	$ 702	$ 156	$ 266,267
Real estate – construction:					
Construction - commercial real estate	49,136	—	—	—	49,136
Construction - consumer real estate	10,539	—	—	—	10,539
Commercial, financial and agricultural:					
Commercial real estate.	585,707	738	5,856	—	592,301
Land acquisition and development.	37,537	—	—	—	37,537
Builder lines.	34,538	—	—	—	34,538
Commercial business	118,605	—	—	—	118,605
Equity lines	43,147	40	5	108	43,300
Other consumer	8,747	191	—	—	8,938
	$ 1,152,847	$ 1,487	$ 6,563	$ 264	$ 1,161,161

---

[1] At December 31, 2022, the Corporation did not have any loans classified as Doubtful or Loss.

(Dollars in thousands)	Performing	Non-Performing	Total
Consumer finance:			
Automobiles.	$ 410,270	$ 842	$ 411,112
Marine and recreational vehicles	63,362	83	63,445
	$ 473,632	$ 925	$ 474,557

NOTE 6: OREO

At both December 31, 2023 and 2022, the carrying amount of OREO was zero. Changes in the balance for OREO are as follows:

	Year Ended December 31,	
(Dollars in thousands)	2023	2022
Balance at the beginning of year, gross	$ —	$ 835
Additions	—	423
Charge-offs	—	—
Sales proceeds	—	(1,547)
Gain on disposition	—	289
Balance at the end of year, gross	—	—
Less valuation allowance	—	—
Balance at the end of year, net	$ —	$ —

Changes in the allowance for OREO losses are as follows:

	Year Ended December 31,		
(Dollars in thousands)	2023	2022	2021
Balance at the beginning of year	$ —	$ —	$ 207
Provision for losses	—	—	(153)
Charge-offs, net	—	—	(54)
Balance at the end of year	$ —	$ —	$ —

Net OREO gains of $289,000 were recognized upon the disposal of real estate in connection with the sale of former branch locations subsequent to consolidation into nearby branches and are included in other income (loss), net in the Consolidated Statements of Income for 2022. Net OREO losses of $2,000 and gains of $379,000, including expenses associated with OREO properties, are included in other noninterest expense in the Consolidated Statements of Income for 2022 and 2021, respectively. There were no net OREO losses or expenses during 2023.

NOTE 7: Corporate Premises and Equipment

Major classifications of corporate premises and equipment are summarized as follows:

	December 31,	
(Dollars in thousands)	2023	2022
Land	$ 9,024	$ 9,024
Buildings	49,732	48,537
Equipment, furniture and fixtures	23,557	23,613
	82,313	81,174
Less accumulated depreciation	(40,399)	(37,325)
	$ 41,914	$ 43,849

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $3.29 million, $3.74 million and $4.11 million, respectively.

NOTE 8: Goodwill and Other Intangible Assets

The carrying amount of goodwill was $25.19 million at December 31, 2023 and 2022. There were no changes in the recorded balance of goodwill during the years ended December 31, 2023, 2022 or 2021.

The Corporation had $1.41 million and $1.68 million of other intangible assets as of December 31, 2023 and 2022, respectively. Other intangible assets were recognized in connection with the core deposits acquired from Peoples Bankshares, Incorporated (Peoples) in 2020 and customer relationships acquired by C&F Wealth Management in 2016. The following table summarizes the gross carrying amounts and accumulated amortization of other intangible assets:

(Dollars in thousands)	December 31, 2023 Gross Carrying Amount	Accumulated Amortization	December 31, 2022 Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Core deposit intangibles	$ 1,711	$ (588)	$ 1,711	$ (464)
Other amortizable intangibles	1,405	(1,121)	1,405	(973)
Total	$ 3,116	$ (1,709)	$ 3,116	$ (1,437)

Amortization expense was $272,000, $298,000 and $314,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Estimated future amortization expense by year as of December 31, 2023 is as follows:

(Dollars in thousands)	
2024	$ 260
2025	237
2026	101
2027	101
2028	101
Thereafter	606
Total	$ 1,407

NOTE 9: Leases

The Corporation's leases comprise primarily leases of real estate and office equipment in which the Corporation is the lessee. Lease cost for the years ended December 31, 2023, 2022 and 2021 is as follows:

(Dollars in thousands)	Year Ended December 31, 2023	2022	2021
Operating lease cost	$ 872	$ 1,008	$ 1,331
Finance lease cost:			
Amortization of right-of-use asset	314	314	314
Interest on lease liability	121	125	129
Short-term lease cost	99	139	142
Variable lease cost	63	97	46
Total lease cost	$ 1,469	$ 1,683	$ 1,962

Interest on lease liability cost is included in "Interest expense – Borrowings" and all other lease costs are included in "Occupancy" on the Consolidated Statements of Income. Variable lease payments primarily represent payments for common area maintenance related to real estate leases, taxes and fees related to equipment leases that are not included in base rent payments and changes in lease payments that are adjusted for inflation.

Certain of the Corporation's leases contain options to extend the lease term beyond the initial term. Options to extend the lease term are recognized as part of the Corporation's lease liabilities and right-of-use assets at the commencement of a lease to the extent the Corporation is reasonably certain to exercise such options.

The Corporation's right-of-use assets, lease liabilities, weighted average remaining lease term and weighted average discount rate of the Corporation's leases are set forth in the table below.

(Dollars in thousands)		December 31, 2023		December 31, 2022
Operating leases:				
Right of use assets	$	2,836	$	2,887
Lease liabilities		2,877		2,965
Weighted average remaining lease term (years)		8.0		6.5
Weighted average discount rate		2.7 %		1.6 %
Finance leases:				
Right of use assets	$	5,251	$	5,565
Lease liabilities		5,921		6,141
Weighted average remaining lease term (years)		16.5		17.5
Weighted average discount rate		2.0 %		2.0 %

Right of use assets are included in "Other Assets" on the Consolidated Balance Sheets. Operating lease liabilities are included in "Other Liabilities," and Finance lease liabilities are included in "Long-term Borrowings" in the Consolidated Balance Sheets. During the years ended December 31, 2023, 2022 and 2021, the Corporation obtained right-of-use assets in exchange for lease liabilities in operating leases of $775,000, $888,000 and $2.48 million, respectively.

Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2023, 2022 and 2021 is set forth in the table below. In addition to the amounts paid shown below, the Corporation received lease incentives of $37,000 related to operating leases during the year ended December 31, 2022.

(Dollars in thousands)		Year Ended December 31,				
		2023		2022		2021
Operating leases:						
Operating cash flows	$	905	$	1,823	$	1,313
Finance leases:						
Operating cash flows		121		125		129
Financing cash flows		220		440		195
Total cash flows	$	1,246	$	2,388	$	1,637

Maturities of the Corporation's lease liabilities are as follows:

(Dollars in thousands)		December 31, 2023		
		Operating Leases		Finance Leases
2024	$	799	$	315
2025		609		355
2026		398		364
2027		164		373
2028		122		382
Thereafter		1,154		5,255
Total		3,246		7,044
Imputed interest		(369)		(1,123)
Lease liabilities	$	2,877	$	5,921

NOTE 10: Time Deposits

Time deposits are summarized as follows:

	December 31,	
(Dollars in thousands)	**2023**	2022
Certificates of deposit, over $250	$ **226,423**	$ 105,678
Other time deposits	**446,776**	275,616
	$ **673,199**	$ 381,294

Remaining maturities on time deposits are as follows:

(Dollars in thousands)	December 31, 2023
2024	$ **631,296**
2025	**28,021**
2026	**5,720**
2027	**5,217**
2028	**2,197**
Thereafter	**748**
	$ **673,199**

NOTE 11: Borrowings

The table below presents selected information on short-term borrowings:

	December 31,	
(Dollars in thousands)	**2023**	2022
Balance outstanding at year end[1]	$ **58,223**	$ 36,592
Maximum balance at any month end during the year	$ **145,579**	$ 38,051
Average balance for the year	$ **96,882**	$ 35,630
Weighted average rate for the year	**3.79 %**	0.51 %
Weighted average rate on borrowings at year end	**3.00 %**	0.97 %
Estimated fair value at year end	$ **55,732**	$ 33,616

---

[1] Consists of $30.71 million of repurchase transactions with customers, which generally mature the day following the day sold and are secured by investment securities, $27.50 million with the FHLB, and $18,000 of overnight fed funds borrowings with correspondent banks at December 31, 2023. Consists of $34.48 million of repurchase transaction with customers and $2.11 million of overnight borrowings with the Federal Reserve Bank at December 31, 2022.

Long-term borrowings at December 31, 2023 were comprised of $20.00 million of the Corporation's subordinated notes due in 2030 (the 2030 Subordinated Notes). The 2030 Subordinated Notes bear interest at a fixed rate of 4.875 percent until September 2025 and at the three month SOFR plus 475.5 basis points thereafter. The 2030 Subordinated Notes may be redeemed at the option of the Corporation at any time beginning in September 2025. The Corporation repaid $4.00 million of subordinated notes during the second quarter of 2023. The subordinated notes of the Corporation rank junior to all existing and future senior indebtedness of the Corporation and are structurally subordinated to all existing and future debt and liabilities of the Bank and its subsidiaries. These borrowings are presented in the Consolidated Balance Sheets net of issuance costs and, as applicable, acquisition premium.

The Corporation's available sources of credit for future borrowings total approximately $550.11 million at December 31, 2023, which consisted of $200.88 million available from the FHLB, $219.24 million available from the FRB, $94.98 million under unsecured federal funds agreements with third party financial institutions and $35.00 million in repurchase lines of credit with third party financial institutions. Credit available from the FHLB is secured by a blanket floating lien on all qualifying closed-end and revolving, open-end loans of C&F Bank secured by 1-4 family residential properties. Credit available from the FRB is secured by liens on specific loans of C&F Bank. Additional loans and securities are available that can be pledged as collateral for future borrowings from the FRB or the FHLB above the current lendable collateral value.

C&F Financial Statutory Trust I (Trust I), C&F Financial Statutory Trust II (Trust II) and Central Virginia Bankshares Statutory Trust I (CVBK Trust I) are wholly-owned non-operating subsidiaries of the Corporation, formed for the purpose of issuing trust preferred capital securities. Collectively, these trusts have issued $25.00 million of trust preferred capital securities to institutional investors through private placements and $775,000 in common equity that is held by the Corporation. Trust preferred capital securities of $5.00 million issued by CVBK Trust I, $10.00 million issued by Trust I, and $10.00 million issued by Trust II mature in 2033, 2035 and 2037, respectively, and are redeemable at the Corporation's option. Each of the trusts is required to make quarterly distributions to the holders of the securities at a rate based on the three-month SOFR plus a spread of between 1.57 percent and 3.15 percent. During 2023, 2022 and 2021, the Corporation used interest rate swaps in designated cash flow hedges of interest payments on the trust preferred capital securities to mitigate the effects of changes in interest rates. At December 31, 2023, the effect of the interest rate swaps was a fixed rate of interest on the securities issued by CVBK Trust I, Trust I and Trust II of 4.64 percent, 3.32 percent and 5.10 percent, respectively. The principal assets of CVBK Trust I, Trust I and Trust II are trust preferred capital notes of the Corporation of $5.16 million, $10.31 million and $10.31 million, respectively, which have like maturities and like interest rates to the trust preferred capital securities. The interest payments by the Corporation on the notes will be used by the trusts to pay the quarterly distributions on the trust preferred capital securities. The trusts are unconsolidated subsidiaries of the Corporation, and the Corporation's trust preferred capital notes are presented as liabilities in the Consolidated Balance Sheets net of acquisition discount, as applicable.

Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

NOTE 12: Equity, Other Comprehensive Income and Earnings Per Share

Equity and Noncontrolling Interest

The Board of Directors authorized a program, effective December 1, 2022, to repurchase up to $10.0 million of the Corporation's common stock through December 31, 2023 (the 2022 Repurchase Program). During the year ended December 31, 2023, the Corporation repurchased 127,364 shares, in the amount of $7.05 million, of its common stock under the 2022 Repurchase Program. As of December 31, 2023, the Corporation made aggregate common stock repurchases of 135,327 shares for an aggregate amount repurchased of $7.51 million under the 2022 Repurchase Program. The 2022 Repurchase Program expired on December 31, 2023. In December 2023, the Board of Directors authorized a program, effective January 1, 2024, to repurchase up to $10.0 million of the Corporation's common stock through December 31, 2024.

The Corporation's previous share repurchase program, which was authorized by the Board of Directors in November 2021, expired on November 30, 2022. As of December 31, 2022, the Corporation made aggregate common stock repurchases of 89,373 shares for an aggregate amount repurchased of $4.6 million under the previous share repurchase program.

During the year ended December 31, 2021, the Corporation repurchased 145,185 shares of its common stock, for an aggregate cost of $7.31 million under share repurchase programs authorized by its Board of Directors.

Additionally, during the years ended December 31, 2023, 2022 and 2021, the Corporation withheld 12,039 shares, 7,696 shares and 19,554 shares of its common stock, respectively, from employees to satisfy tax withholding obligations upon vesting of restricted stock.

Noncontrolling interest represents an ownership interest in C&F Select LLC, a subsidiary of C&F Mortgage, held by an unrelated investor.

Accumulated Other Comprehensive Income (Loss), Net

Changes in each component of accumulated other comprehensive loss were as follows for the years ended December 31, 2023, 2022 and 2021:

(Dollars in thousands)	Securities Available For Sale	Defined Benefit Plan	Cash Flow Hedges	Total
Accumulated other comprehensive (loss) income at December 31, 2022.....	$ (35,184)	$ (3,236)	$ 1,462	$ (36,958)
Other comprehensive income (loss) arising during the period..............	12,883	508	(526)	12,865
Related income tax effects	(2,705)	(106)	135	(2,676)
	10,178	402	(391)	10,189
Reclassifications into net income....................................	5	104	(6)	103
Related income tax effects	(1)	(22)	2	(21)
	4	82	(4)	82
Other comprehensive income (loss), net of tax........................	10,182	484	(395)	10,271
Accumulated other comprehensive (loss) income at December 31, 2023.....	$ (25,002)	$ (2,752)	$ 1,067	$ (26,687)

(Dollars in thousands)	Securities Available For Sale	Defined Benefit Plan	Cash Flow Hedges	Total
Accumulated other comprehensive income (loss) at December 31, 2021.....	$ 437	$ (2,055)	$ (469)	$ (2,087)
Other comprehensive (loss) income arising during the period..............	(45,090)	(1,465)	2,607	(43,948)
Related income tax effects	9,469	308	(671)	9,106
	(35,621)	(1,157)	1,936	(34,842)
Reclassifications into net income....................................	—	(30)	(7)	(37)
Related income tax effects	—	6	2	8
	—	(24)	(5)	(29)
Other comprehensive (loss) income, net of tax........................	(35,621)	(1,181)	1,931	(34,871)
Accumulated other comprehensive (loss) income at December 31, 2022.....	$ (35,184)	$ (3,236)	$ 1,462	$ (36,958)

(Dollars in thousands)	Securities Available For Sale	Defined Benefit Plan	Cash Flow Hedges	Total
Accumulated other comprehensive income (loss) at December 31, 2020....	$ 4,397	$ (4,985)	$ (1,367)	$ (1,955)
Other comprehensive (loss) income arising during the period.............	(4,971)	2,274	1,216	(1,481)
Related income tax effects	1,044	(478)	(313)	253
	(3,927)	1,796	903	(1,228)
Reclassifications into net income.................................	(42)	1,436	(7)	1,387
Related income tax effects	9	(302)	2	(291)
	(33)	1,134	(5)	1,096
Other comprehensive (loss) income, net of tax........................	(3,960)	2,930	898	(132)
Accumulated other comprehensive income (loss) at December 31, 2021....	$ 437	$ (2,055)	$ (469)	$ (2,087)

The following table provides information regarding the reclassifications from accumulated other comprehensive loss into net income for the years ended December 31, 2023, 2022 and 2021:

(Dollars in thousands)	Year Ended December 31,			Line Item In the Consolidated Statements of Income
	2023	2022	2021	
Securities available for sale:				
Reclassification of net realized losses into net income........	$ (5)	$ —	$ 42	Net losses on sales, maturities and calls of available for sale securities
Related income tax effects	1	—	(9)	Income tax expense
	(4)	—	33	Net of tax
Defined benefit plan:[1]				
Reclassification of recognized net actuarial losses into net income...	(171)	(38)	(1,504)	Noninterest expenses - Other
Amortization of prior service credit into net income	67	68	68	Noninterest expenses - Other
Related income tax effects	22	(6)	302	Income tax expense
	(82)	24	(1,134)	Net of tax
Cash flow hedges:				
Amortization of hedging gains into net income	6	7	7	Interest expense - Trust preferred capital notes
Related income tax effects	(2)	(2)	(2)	Income tax expense
	4	5	5	Net of tax
Total reclassifications into net income....................	$ (82)	$ 29	$ (1,096)	

[1] See "Note 14: Employee Benefit Plans," for additional information.

Earnings Per Share (EPS)

The components of the Corporation's EPS calculations are as follows:

	Year Ended December 31,		
(Dollars in thousands)	2023	2022	2021
Net income attributable to C&F Financial Corporation.	$ 23,604	$ 29,159	$ 28,667
Weighted average shares outstanding—basic and diluted	3,411,995	3,517,114	3,604,119

The Corporation has applied the two-class method of computing basic and diluted EPS for each period presented because the Corporation's unvested restricted shares outstanding contain rights to nonforfeitable dividends equal to dividends on the Corporation's common stock. Accordingly, the weighted average number of shares used in the calculation of basic and diluted EPS includes both vested and unvested shares outstanding.

NOTE 13: Income Taxes

Principal components of income tax expense as reflected in the Consolidated Statements of Income are as follows:

	Year Ended December 31,		
(Dollars in thousands)	2023	2022	2021
Current taxes	$ 4,832	$ 6,887	$ 9,049
Deferred taxes	586	708	(90)
	$ 5,418	$ 7,595	$ 8,959

Income tax expense for the years ended December 31, 2023, 2022 and 2021 differed from the federal statutory rate applied to income before income taxes for the following reasons:

	Year Ended December 31,					
	2023		2022		2021	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income tax at statutory rates	$ 6,124	21.0 %	$ 7,762	21.0 %	$ 7,997	21.0 %
State income taxes	82	0.3	536	1.5	1,340	3.5
Tax-exempt interest income	(582)	(2.0)	(427)	(1.1)	(396)	(1.0)
Excess compensation	38	0.1	—	—	571	1.5
Income from bank-owned life insurance	(104)	(0.4)	(130)	(0.4)	(110)	(0.3)
Investments in qualified housing projects	(75)	(0.3)	(56)	(0.2)	(48)	(0.1)
Share based compensation	(114)	(0.4)	(37)	(0.1)	(83)	(0.2)
Contribution of real property	—	—	—	—	(107)	(0.3)
Other	49	0.2	(53)	(0.1)	(205)	(0.5)
	$ 5,418	18.5 %	$ 7,595	20.6 %	$ 8,959	23.6 %

The Corporation's net deferred income taxes totaled $18.73 million and $22.01 million at December 31, 2023 and 2022, respectively. The tax effects of each type of significant item that gave rise to deferred taxes are:

		December 31,		
(Dollars in thousands)		2023		2022
Deferred tax assets				
Allowances for credit losses and reserve for unfunded commitments	$	10,123	$	10,108
Net unrealized loss on securities available for sale		6,646		9,353
Nonqualified deferred compensation plan		3,969		4,128
Lease liabilities		1,877		1,967
Fair value adjustments related to business combinations		377		711
Share-based compensation		857		897
Reserve for indemnification losses		433		586
Accrued expenses		562		396
Other		778		845
Deferred tax assets		25,622		28,991
Deferred tax liabilities				
Goodwill and other intangible assets		(3,027)		(3,068)
Right of use assets		(1,728)		(1,830)
Depreciation		(1,175)		(917)
Defined benefit plan		(583)		(649)
Cash flow hedges		(378)		(513)
Deferred tax liabilities		(6,891)		(6,977)
Net deferred tax assets	$	18,731	$	22,014

The Corporation files income tax returns in the U.S. federal jurisdiction and several states. With few exceptions, the Corporation is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2020.

NOTE 14: Employee Benefit Plans

The Corporation's subsidiaries maintain defined contribution plans that provide the opportunity for voluntary tax-qualified deferral to substantially all of its full-time employees who are at least 18 years of age. These plans also provide for employer contributions as a discretionary or non-discretionary matching contribution and in some cases as a discretionary profit-sharing contribution to the account of each participant. The total expense recognized in connection with these qualified defined contribution plans for 2023, 2022 and 2021 were $1.55 million, $1.44 million and $2.03 million, respectively.

C&F Bank has a non-contributory, defined benefit pension plan (Cash Balance Plan) for many of its full-time employees over 21 years of age. During 2021, C&F Bank amended its Cash Balance Plan and closed the plan to new entrants hired after December 31, 2021. Benefits earned by participants in the plan hired before January 1, 2022 were not affected by the amendment and will continue to accrue for active participants. Under the Cash Balance Plan, the benefit account for each participant will grow each year with annual pay credits based on age and years of service and monthly interest credits based on the yield on 30-year Treasuries plus 150 basis points, but no less than three percent. C&F Bank funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The Corporation has a nonqualified deferred compensation plan for certain executives. The plan allows for elective deferrals of salary, bonus and commissions. The plan also allows for discretionary employer contributions to enhance retirement benefits by supplementing the benefits provided under tax-qualified plans. Expenses under this plan were $325,000, $345,000 and $296,000 in 2023, 2022 and 2021, respectively. The deferred compensation liability under the nonqualified plan is not required to be funded, however, the currently liability is funded and held in a rabbi trust and invested according to participant elections. These investments are included in other assets and the related liability is included in other liabilities.

In 2014, the Corporation approved an additional compensation benefit for the Corporation's Chief Executive Officer at the time to provide post-retirement medical and dental coverage for him and his spouse for life. Expense recognized for this arrangement in 2022 and 2021 were $10,000 and $15,000, respectively. There was no expense recognized in the year ended December 31, 2023, with all estimated amounts having been accrued. The remaining related liability is included in other liabilities.

The following table summarizes the projected benefit obligations, plan assets, funded status and related assumptions associated with the Cash Balance Plan based upon actuarial valuations.

	December 31,	
(Dollars in thousands)	**2023**	2022
Change in benefit obligation		
Projected benefit obligation, beginning	$ **15,267**	$ 20,247
Service cost	**1,377**	1,837
Interest cost	**728**	492
Actuarial loss (gain)	**527**	(5,190)
Benefits paid	**(1,087)**	(2,119)
Projected benefit obligation, ending	**16,812**	15,267
Change in plan assets		
Fair value of plan assets, beginning	**18,356**	23,470
Actual return on plan assets	**2,319**	(4,995)
Employer contributions	**—**	2,000
Benefits paid	**(1,087)**	(2,119)
Fair value of plan assets, ending	**19,588**	18,356
Funded status	$ **2,776**	$ 3,089
Amounts recognized as an other asset	$ **2,776**	$ 3,089
Amounts recognized in accumulated other comprehensive loss		
Net loss	$ **3,718**	$ 4,397
Prior service credits	**(235)**	(302)
Deferred taxes	**(731)**	(859)
Total recognized in accumulated other comprehensive loss	$ **2,752**	$ 3,236
Weighted-average assumptions for benefit obligation at valuation date		
Discount rate	**4.7 %**	4.9 %
Rate of compensation increase	**3.0**	3.0
Interest crediting rate	**5.0**	5.0

The accumulated benefit obligation was $16.81 million and $15.27 million as of the actuarial valuation dates December 31, 2023 and 2022, respectively. The actuarial loss of $527,000 on the projected benefit obligation for 2023 and the actuarial gain of $5.19 million on the projected benefit obligation for 2022 were due primarily to fluctuations in the discount rate as well as demographic changes in the population.

The Cash Balance Plan contains provisions that allow participants the option of receiving their pension benefits in a lump sum upon retirement or, in certain cases, prior to retirement. The Corporation's accounting policy is to record these payments as a settlement only if, in the aggregate for a given year, they exceed the sum of the annual service cost and interest cost for the Cash Balance Plan. During the year ended December 31, 2021, lump sum pension settlement payments to retired and active participants totaled $5.37 million, which exceeded the settlement threshold, and as a result, the Corporation recognized non-cash settlement charges totaling $1.26 million before income taxes during 2021. The non-cash charge accelerated the recognition of a portion of previously unrecognized net actuarial losses in accumulated other comprehensive loss. There were no lump sum pension settlement payments which exceeded the settlement threshold during 2023 or 2022.

The following table summarizes the components of net periodic benefit cost and related assumptions associated with the Cash Balance Plan.

(Dollars in thousands)	Year Ended December 31,		
	2023	2022	2021
Components of net periodic benefit cost:			
Service cost, included in salaries and employee benefits	$ 1,377	$ 1,837	$ 1,970
Other components of net periodic benefit cost:			
Interest cost	728	492	458
Expected return on plan assets	(1,284)	(1,660)	(1,733)
Amortization of prior service credit	(67)	(68)	(68)
Pension settlement charges	—	—	1,261
Recognized net actuarial losses	171	38	243
Other components of net periodic benefit cost, included in other noninterest expense	(452)	(1,198)	161
Net periodic benefit cost	$ 925	$ 639	$ 2,131

	January 1,		
	2023	2022	2021
Weighted-average assumptions for net periodic benefit cost			
Discount rate	4.9 %	2.5 %	2.1 %
Expected return on plan assets	7.3	7.3	7.3
Rate of compensation increase	3.0	3.0	3.0
Interest crediting rate	5.0	5.0	5.0

The benefits expected to be paid by the plan in the next ten years are as follows:

(Dollars in thousands)	
2024	$ 1,429
2025	663
2026	968
2027	928
2028	1,767
2029 – 2033	10,679

C&F Bank selects the expected long-term rate of return on assets in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period. Higher significance is placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly within periodic costs).

C&F Bank's defined benefit pension plan's weighted average asset allocations by asset category are as follows:

| | December 31, | |
	2023	2022
Mutual funds-fixed income.	**40 %**	38 %
Mutual funds-equity	**60**	62
Cash and equivalents.	*	*
	100 %	100 %

* Less than one percent.

The following table summarizes the fair value of the defined benefit plan assets as of December 31, 2023 and 2022. For more information about fair value measurements, see "Note 19: Fair Value of Assets and Liabilities."

| | December 31, 2023 | | | |
| | **Fair Value Measurements Using** | | | **Assets at Fair** |
(Dollars in thousands)	**Level 1**	**Level 2**	**Level 3**	**Value**
Mutual funds-fixed income [1]	**$ 7,835**	**$ —**	**$ —**	**$ 7,835**
Mutual funds-equity [2]	**11,753**	**—**	**—**	**11,753**
Cash and equivalents [3]	**—**	**—**	**—**	**—**
Total pension plan assets	**$ 19,588**	**$ —**	**$ —**	**$ 19,588**

| | December 31, 2022 | | | |
| | **Fair Value Measurements Using** | | | **Assets at Fair** |
(Dollars in thousands)	**Level 1**	**Level 2**	**Level 3**	**Value**
Mutual funds-fixed income [1]	$ 6,975	$ —	$ —	$ 6,975
Mutual funds-equity [2]	11,381	—	—	11,381
Cash and equivalents [3]	—	—	—	—
Total pension plan assets	$ 18,356	$ —	$ —	$ 18,356

[1] This category includes investments in mutual funds focused on fixed income securities with both short-term and long-term investments. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the funds.

[2] This category includes investments in mutual funds focused on equity securities with a diversified portfolio and includes investments in large cap and small cap funds, growth funds, international focused funds and value funds. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the funds.

[3] This category comprises cash and short-term cash equivalent funds. The funds are valued at cost which approximates fair value.

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40 percent fixed income and 60 percent equities. The investment advisor selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

NOTE 15: Related Party Transactions

Loans outstanding to the Corporation's management, including directors and senior officers and certain of their affiliates, totaled $1.21 million and $1.53 million at December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, the Corporation made $32,000 new loan advances to directors and senior officers and received repayments totaling $355,000. Total deposits of directors and senior officers and their related interests were $4.91 million and $5.02 million at December 31, 2023 and 2022, respectively. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management and the Corporation's Board of Directors, do not involve more than normal risk or present other unfavorable features.

NOTE 16: Share-Based Plans

On April 19, 2022, the Corporation's shareholders approved the C&F Financial Corporation 2022 Stock and Incentive Compensation Plan, (the 2022 Plan) for the grant of equity awards to certain key employees of the Corporation, as well as non-employee directors and consultants. The 2022 Plan authorizes the Corporation to issue equity awards in the form of stock options, restricted stock, restricted stock units and other stock-based awards. Since the 2022 Plan's approval, equity awards have only been issued in the form of restricted stock.

Prior to the approval of the 2022 Plan, the Corporation granted equity awards under the 2013 Stock and Incentive Compensation Plan, (the 2013 Plan). The 2013 Plan authorized the Corporation to issue equity awards in the form of stock options, tandem stock appreciation rights, restricted stock, restricted stock units and/or other stock-based awards. All equity awards under the 2013 Plan were issued in the form of restricted stock.

As permitted under the plans, the Corporation awards shares of restricted stock to certain key employees, non-employee directors and consultants. Restricted shares awarded to employees generally vest over periods up to five years, and restricted shares awarded to non-employee directors generally vest over periods up to three years. A summary of the activity for restricted stock awards for the periods indicated is presented below:

	2023		2022		2021	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of year	145,677	$ 48.88	140,577	$ 48.57	155,945	$ 48.52
Granted	36,945	62.87	36,435	54.18	41,912	47.83
Vested	(43,383)	50.59	(26,200)	54.73	(51,305)	48.11
Cancelled	(3,545)	49.37	(5,135)	48.28	(5,975)	45.87
Nonvested at end of year	135,694	52.13	145,677	48.88	140,577	48.57

The fair value of shares that vested during the years ended December 31, 2023, 2022 and 2021 were $2.52 million, $1.39 million, and $2.42 million, respectively. Compensation is accounted for using the fair value of the Corporation's common stock on the date the restricted shares are awarded. Compensation expense is charged to income ratably over the required service periods and was $1.99 million ($1.35 million after income taxes) in 2023, $1.97 million ($1.42 million after income taxes) in 2022 and $1.70 million ($1.16 million after income taxes) in 2021. As of December 31, 2023, there was $3.67 million of total unrecognized compensation cost related to restricted stock granted under the plan. This amount is expected to be recognized through 2028.

NOTE 17: Regulatory Requirements and Restrictions

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Federal banking regulations also impose regulatory capital requirements on bank holding companies. Under the small bank holding company policy statement of the FRB, which applies to certain bank holding companies with consolidated total assets of less than $3 billion, the Corporation is not subject to regulatory capital requirements.

As of December 31, 2023, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized under regulations applicable at December 31, 2023, the Bank was required to maintain minimum total risk-based, Tier 1 risk-based, CET1 risk-based and Tier 1 leverage ratios as set forth in the tables below. The total capital ratio, Tier 1 capital ratio and CET1 ratio are calculated as a percentage of risk-weighted assets. The Tier 1 leverage ratio is calculated as a percentage of average tangible assets.

The Corporation's and the Bank's actual capital amounts and ratios as of December 31, 2023 and 2022 are presented in the following tables along with regulatory requirements for the Bank and requirements that apply to bank holding companies that are subject to regulatory capital requirements for bank holding companies. The Corporation's consolidated capital is determined under regulations that apply to bank holding companies that are not small bank holding companies. Although the minimum regulatory capital requirements are not applicable to the Corporation, the Corporation calculates these ratios for its own planning and monitoring purposes. Total risk-weighted assets at December 31, 2023 for the Corporation were $1.95 billion and for the Bank were $1.92 billion. Total risk-weighted assets at December 31, 2022 for the Corporation were $1.82 billion and for the Bank were $1.80 billion. Management believes that, as of December 31, 2023, the Bank met all capital adequacy requirements to which it is subject.

	December 31, 2023					
	Actual		Minimum Capital Requirements		Well Capitalized Requirements	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Corporation						
Total risk-based capital ratio	$ 289,396	14.8 %	$ 155,927	8.0 %	$ N/A	N/A %
Tier 1 risk-based capital ratio	244,830	12.6	116,945	6.0	N/A	N/A
Common Equity Tier 1 capital ratio	219,830	11.3	87,709	4.5	N/A	N/A
Tier 1 leverage ratio	244,830	10.1	97,449	4.0	N/A	N/A
The Bank						
Total risk-based capital ratio	$ 271,952	14.1 %	$ 153,816	8.0 %	$ 192,270	10.0 %
Tier 1 risk-based capital ratio	247,712	12.9	115,362	6.0	153,816	8.0
Common Equity Tier 1 capital ratio	247,712	12.9	86,522	4.5	124,976	6.5
Tier 1 leverage ratio	247,712	10.3	96,655	4.0	120,819	5.0

(Dollars in thousands)	December 31, 2022					
	Actual		Minimum Capital Requirements		Well Capitalized Requirements	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Corporation						
Total risk-based capital ratio	$ 280,606	15.4 %	$ 145,958	8.0 %	$ N/A	N/A %
Tier 1 risk-based capital ratio.	233,581	12.8	109,468	6.0	N/A	N/A
Common Equity Tier 1 capital ratio.	208,581	11.4	82,101	4.5	N/A	N/A
Tier 1 leverage ratio	233,581	9.9	94,562	4.0	N/A	N/A
The Bank						
Total risk-based capital ratio	$ 255,719	14.2 %	$ 144,074	8.0 %	$ 180,093	10.0 %
Tier 1 risk-based capital ratio.	232,985	12.9	108,056	6.0	144,074	8.0
Common Equity Tier 1 capital ratio.	232,985	12.9	81,042	4.5	117,060	6.5
Tier 1 leverage ratio	232,985	9.9	93,856	4.0	117,320	5.0

The Basel III rules established a "capital conservation buffer" of additional capital of 2.5 percent above the regulatory minimum risk-based capital ratios, which is not included in the tables above. Including the capital conservation buffer, the minimum ratios are a common equity Tier 1 risk-based capital ratio of 7.0 percent, a Tier 1 risk-based capital ratio of 8.5 percent and a total risk-based capital ratio of 10.5 percent. The Corporation and the Bank exceeded these ratios at December 31, 2023 and 2022.

Between 2003 and 2007, the Corporation's statutory business trusts issued $25.00 million of aggregate trust preferred securities. Based on the Corporation's Tier 1 capital levels, the entire $25.00 million of trust preferred securities was included in the Corporation's Tier 1 capital as of December 31, 2023 and 2022. The Corporation's 2030 Subordinated Notes, issued in 2020, qualifies for inclusion in Tier 2 capital of the Corporation as of December 31, 2023. The Corporation's 2028 Subordinated Notes, assumed upon the acquisition of Peoples in 2020, and the Corporation's 2030 Subordinated Notes each qualified for inclusion in Tier 2 capital of the Corporation as of December 31, 2022. The Corporation repaid the $4.0 million 2028 Subordinated Notes during the second quarter of 2023. In each case, the amount included in regulatory capital with respect to trust preferred securities or subordinated notes may be reduced as those instruments near maturity.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by C&F Bank to the Corporation. The total amount of dividends that may be paid at any date by C&F Bank is generally limited to the retained earnings of C&F Bank, while other measures of capital adequacy may also restrict the Bank's ability to declare dividends.

NOTE 18: Commitments and Contingent Liabilities

The Corporation enters into commitments to extend credit in the normal course of business to meet the financing needs of its customers, including loan commitments and standby letters of credit. These instruments involve elements of credit and interest rate risk in excess of the amounts recorded on the Consolidated Balance Sheets. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral is obtained based on management's credit assessment of the customer.

Loan commitments are agreements to extend credit to a customer provided that there are no violations of the terms of the contract prior to funding. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Because many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of loan commitments at the Bank was $413.53 million at

December 31, 2023 and $394.75 million at December 31, 2022, which does not include IRLCs at the mortgage banking segment, which are discussed in Note 21.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The total contract amount of standby letters of credit, whose contract amounts represent credit risk, was $7.91 million at December 31, 2023 and $16.26 million at December 31, 2022.

The mortgage banking segment sells the majority of the residential mortgage loans it originates to third-party investors. Additionally, the community banking segment purchases residential mortgage loans from the mortgage banking segment under terms and conditions similar to third-party investors. As is customary in the industry, the agreements with these investors require the mortgage banking segment to extend representations and warranties with respect to program compliance, borrower misrepresentation, fraud, and early payment performance. Under the agreements, the investors are entitled to make loss claims and repurchase requests of the mortgage banking segment for loans that contain covered deficiencies. The mortgage banking segment has obtained early payment default recourse waivers for a portion of its business. Recourse periods for early payment default for the remaining investors vary from 90 days up to one year. Recourse periods for borrower misrepresentation or fraud, or underwriting error do not have a stated time limit. The mortgage banking segment maintains an allowance for indemnifications that represents management's estimate of losses that are probable of arising under these recourse provisions. As performance data for loans that have been sold is not made available to the mortgage banking segment by the investors, the estimate of potential losses is inherently subjective and is based on historical indemnification payments and management's assessment of current conditions that may contribute to indemnified losses on mortgage loans that have been sold in the secondary market. During the year ended December 31, 2023, the Corporation recorded a net reversal of provision for indemnifications of $585,000, compared to a net reversal of provision for indemnifications of $858,000 for the year ended December 31, 2022, which is included in "Noninterest Expenses – Other" on the Consolidated Statements of Income. The following table presents the changes in the allowance for indemnification losses for the periods presented:

	Year Ended December 31,	
(Dollars in thousands)	2023	2022
Allowance, beginning of period	$ 2,394	$ 3,252
Net reversal of provision for indemnification losses	(585)	(858)
Payments	—	—
Allowance, end of period	$ 1,809	$ 2,394

NOTE 19: Fair Value of Assets and Liabilities

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. GAAP also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt securities traded in an active exchange market, as well as U.S. Treasury securities.

- Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

120

- Level 3—Valuation is determined using model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Corporation's estimates of assumptions that market participants would use in pricing the respective asset or liability. Valuation techniques may include the use of pricing models, discounted cash flow models and similar techniques.

GAAP allows an entity the irrevocable option to elect fair value (the fair value option) for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Corporation has elected to use fair value accounting for its entire portfolio of LHFS.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following describes the valuation techniques and inputs used by the Corporation in determining the fair value of certain assets recorded at fair value on a recurring basis in the financial statements.

Securities available for sale. The Corporation primarily values its investment portfolio using Level 2 fair value measurements, but may also use Level 1 or Level 3 measurements if required by the composition of the portfolio. At December 31, 2023 and 2022, the Corporation's entire securities portfolio was comprised of investments in debt securities classified as available for sale, which were valued using Level 2 fair value measurements. The Corporation has contracted with third party portfolio accounting service vendors for valuation of its securities portfolio. The vendors' sources for security valuation are ICE Data Services (ICE), Refinitiv and Bloomberg Valuation Service (BVAL). Each source provides opinions, known as evaluated prices, as to the value of individual securities based on model-based pricing techniques that are partially based on available market data, including prices for similar instruments in active markets and prices for identical assets in markets that are not active. ICE provides evaluated prices for the Corporation's obligations of states and political subdivisions category of securities. ICE uses proprietary pricing models and pricing systems, mathematical tools and judgment to determine an evaluated price for a security based upon a hierarchy of market information regarding that security or securities with similar characteristics. Refinitiv and BVAL provide evaluated prices for the Corporation's U.S. treasury, government agencies and corporations, mortgage-backed and corporate categories of securities. U.S. treasury securities and fixed-rate callable securities of U.S. government agencies and corporations are individually evaluated on an option adjusted spread basis for callable issues or on a nominal spread basis incorporating the term structure of agency market spreads and the appropriate risk free benchmark curve for non-callable issues. Pass-through mortgage-backed securities (MBS) in the mortgage-backed category are grouped into aggregate categories defined by issuer program, weighted average coupon, and weighted average maturity. Each aggregate is benchmarked to relative to-be-announced mortgage backed securities (TBA securities) or other benchmark prices. TBA securities prices are obtained from market makers and live trading systems. Collateralized mortgage obligations in the mortgage-backed category are individually evaluated based upon a hierarchy of security specific information and market data regarding that security or securities with similar characteristics. Each evaluation is determined using an option adjusted spread and prepayment model based on volatility-driven, multi-dimensional spread tables. Fixed-rate securities issued by the Small Business Association in the mortgage backed category are individually evaluated based upon a hierarchy of security specific information and market data regarding that security or securities with similar characteristics.

Other investments. The Corporation holds equity investments in funds that provide debt and equity financing to small businesses. These investments are recorded at fair value and included in other assets in the Consolidated Balance Sheets. Changes in fair value are recognized in net income. The funds are managed by investment companies, and the net asset value of each fund is reported regularly by the investment companies. At December 31, 2023 and 2022, the combined fair value of these investments was $1.93 million and $2.16 million, respectively. These investments, measured at net asset value, are not presented in the tables below related to fair value measurements. Changes in fair value of these investments resulted in the recognition of unrealized losses of $58,000 for the year ended December 31, 2023 and unrealized losses of $204,000 for the year ended December 31, 2022.

The Corporation also holds certain equity investments consisting of equity interests in an independent insurance agency and a full service title and settlement agency (collectively, the agencies). These investments are subject to contractual sale restrictions that only permit the sale of the investments back to the agencies themselves. Prior to the fourth quarter of 2022, these investments were recorded at cost. In connection with a change in accounting policy for these investments, fair value adjustments were recorded in the fourth quarter of 2022, which resulted in the one-time recognition of additional other income of $2.7 million ($2.2 million after income taxes). At December 31, 2023 and 2022, the fair value of these investments was $3.75 million and $3.65 million, respectively. These investments are recorded at fair value based on the contractual redemption value of Corporation's proportionate share of the agencies equity and included in other assets in the Consolidated Balance Sheets. Changes in fair value are recognized in net income and resulted in the recognition of unrealized gains of $103,000 and $2.86 million for the years ended December 31, 2023 and 2022, respectively. The Corporation's investments in these agencies are classified as Level 2.

Loans held for sale. Fair value of the Corporation's LHFS is based on observable market prices for similar instruments traded in the secondary mortgage loan markets in which the Corporation conducts business. The Corporation's portfolio of LHFS is classified as Level 2.

Derivative asset - IRLCs. The Corporation recognizes IRLCs at fair value. Fair value of IRLCs is based on either (i) the price of the underlying loans obtained from an investor for loans that will be delivered on a best efforts basis or (ii) the observable price for individual loans traded in the secondary market for loans that will be delivered on a mandatory basis. All of the Corporation's IRLCs are classified as Level 2.

Derivative asset/liability – interest rate swaps on loans. The Corporation recognizes interest rate swaps at fair value. The Corporation has contracted with a third party vendor to provide valuations for these interest rate swaps using the discounted cash flow method. All of the Corporation's interest rate swaps on loans are classified as Level 2.

Derivative asset/liability - cash flow hedges. The Corporation recognizes cash flow hedges at fair value. The Corporation has contracted with a third party vendor to provide valuations for these cash flow hedges using the discounted cash flow method. All of the Corporation's cash flow hedges are classified as Level 2.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis. The fair value of forward sales of mortgage loans were not material to the consolidated financial statements of the Corporation at December 31, 2023 or 2022.

| | December 31, 2023 | | | |
| | Fair Value Measurements Classified as | | | Assets/Liabilities at |
(Dollars in thousands)	Level 1	Level 2	Level 3	Fair Value
Assets:				
Securities available for sale				
U.S. Treasury securities	$ —	$ 45,103	$ —	$ 45,103
U.S. government agencies and corporations	—	87,094	—	87,094
Mortgage-backed securities	—	161,696	—	161,696
Obligations of states and political subdivisions	—	147,111	—	147,111
Corporate and other debt securities	—	21,440	—	21,440
Total securities available for sale	—	462,444	—	462,444
Loans held for sale	—	14,176	—	14,176
Other investments	—	3,751	—	3,751
Derivatives				
IRLC	—	335	—	335
Interest rate swaps on loans	—	6,110	—	6,110
Cash flow hedges	—	1,415	—	1,415
Total assets	$ —	$ 488,231	$ —	$ 488,231
Liabilities:				
Derivatives				
Interest rate swaps on loans	$ —	$ 6,110	$ —	$ 6,110
Total liabilities	$ —	$ 6,110	$ —	$ 6,110

(Dollars in thousands)	December 31, 2022			
	Fair Value Measurements Classified as			Assets/Liabilities at
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Securities available for sale				
U.S. Treasury securities	$ —	$ 58,833	$ —	$ 58,833
U.S. government agencies and corporations	—	130,274	—	130,274
Mortgage-backed securities	—	179,918	—	179,918
Obligations of states and political subdivisions	—	120,827	—	120,827
Corporate and other debt securities	—	22,739	—	22,739
Total securities available for sale	—	512,591	—	512,591
Loans held for sale	—	14,259	—	14,259
Other investments	—	3,649	—	3,649
Derivatives				
IRLC	—	391	—	391
Interest rate swaps on loans	—	6,328	—	6,328
Cash flow hedges	—	1,941	—	1,941
Total assets	$ —	$ 539,159	$ —	$ 539,159
Liabilities:				
Derivatives				
Interest rate swaps on loans	$ —	$ 6,328	$ —	$ 6,328
Total liabilities	$ —	$ 6,328	$ —	$ 6,328

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Corporation may be required, from time to time, to measure and recognize certain assets at fair value on a nonrecurring basis in accordance with GAAP. The following describes the valuation techniques and inputs used by the Corporation in determining the fair value of certain assets recorded at fair value on a nonrecurring basis in the financial statements.

OREO. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated costs to sell at the date of foreclosure. Initial fair value is based upon appraisals the Corporation obtains from independent licensed appraisers. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, recent sales of similar properties, length of time the properties have been held, and our ability and intent with regard to continued ownership of the properties. The Corporation may incur additional write-downs of foreclosed assets to fair value less estimated costs to sell if valuations indicate a further deterioration in market conditions. As such, the Corporation records OREO as a nonrecurring fair value measurement classified as Level 3.

There was no OREO that was measured at fair value at December 31, 2023 and 2022.

Fair Value of Financial Instruments

FASB ASC 825, *Financial Instruments*, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation. The Corporation uses the exit price notion in calculating the fair values of financial instruments not measured at fair value on a recurring basis.

The following tables reflect the carrying amounts and estimated fair values of the Corporation's financial instruments whether or not recognized on the Consolidated Balance Sheets at fair value.

| (Dollars in thousands) | Carrying Value | Fair Value Measurements at December 31, 2023 Classified as | | | Total Fair Value |
		Level 1	Level 2	Level 3	
Financial assets:					
Cash and short-term investments	$ 77,403	$ 75,159	$ 2,244	$ —	$ 77,403
Securities available for sale	462,444	—	462,444	—	462,444
Loans, net	1,702,488	—	—	1,643,462	1,643,462
Loans held for sale	14,176	—	14,176	—	14,176
Other investments	3,751	—	3,751	—	3,751
Derivatives					
IRLC	335	—	335	—	335
Interest rate swaps on loans	6,110	—	6,110	—	6,110
Cash flow hedges	1,415	—	1,415	—	1,415
Bank-owned life insurance	21,464	—	21,464	—	21,464
Accrued interest receivable	10,398	10,398	—	—	10,398
Financial liabilities:					
Demand and savings deposits	1,392,931	1,392,931	—	—	1,392,931
Time deposits	673,199	—	668,965	—	668,965
Borrowings	103,618	—	90,120	—	90,120
Derivatives					
Interest rate swaps on loans	6,110	—	6,110	—	6,110
Accrued interest payable	3,493	3,493	—	—	3,493

| (Dollars in thousands) | Carrying Value | Fair Value Measurements at December 31, 2022 Classified as | | | Total Fair Value |
		Level 1	Level 2	Level 3	
Financial assets:					
Cash and short-term investments	$ 28,898	$ 26,661	$ 2,189	$ —	$ 28,850
Securities available for sale	512,591	—	512,591	—	512,591
Loans, net	1,595,200	—	—	1,538,062	1,538,062
Loans held for sale	14,259	—	14,259	—	14,259
Other investments	3,649	—	3,649	—	3,649
Derivatives					
IRLC	391	—	391	—	391
Interest rate swaps on loans	6,328	—	6,328	—	6,328
Cash flow hedges	1,941	—	1,941	—	1,941
Bank-owned life insurance	20,909	—	20,909	—	20,909
Accrued interest receivable	8,982	8,982	—	—	8,982
Financial liabilities:					
Demand and savings deposits	1,622,566	1,622,566	—	—	1,622,566
Time deposits	381,294	—	374,267	—	374,267
Borrowings	85,943	—	71,906	—	71,906
Derivatives					
Interest rate swaps on loans	6,328	—	6,328	—	6,328
Accrued interest payable	950	950	—	—	950

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) in the normal course of operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to balance minimizing interest rate risk and increasing net interest income in current market conditions. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors interest rates, maturities and repricing dates of assets and liabilities and attempts to manage interest rate risk by adjusting terms of new loans, deposits and borrowings and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

NOTE 20: Business Segments

The Corporation operates in a decentralized fashion in three business segments: community banking, mortgage banking and consumer finance. Beginning with the first quarter of 2021, the community banking segment comprises C&F Bank, C&F Wealth Management, C&F Insurance and CVB Title. Revenues from community banking operations consist primarily of net interest income related to investments in loans and securities and outstanding deposits and borrowings, fees earned on deposit accounts, debit card interchange activity, and net revenues from offering wealth management services and insurance products through third-party service providers. Through C&F Mortgage, mortgage banking operating revenues consist principally of gains on sales of loans in the secondary market, mortgage banking fee income related to loan originations, fees earned by providing mortgage loan origination functions to third-party lenders, and net interest income on mortgage loans held for sale. Revenues from consumer finance operations through C&F Finance consist primarily of net interest income earned on purchased retail installment sales contracts.

The standalone Corporation's revenues and expenses are comprised primarily of interest expense associated with the Corporation's trust preferred capital notes and subordinated debt, general corporate expenses, and changes in the value of the rabbi trust and deferred compensation liability related to its nonqualified deferred compensation plan. The results of the Corporation, which includes funding and operating costs that are not allocated to the business segments, are included in the column labeled "Other" in the tables below.

| | Year Ended December 31, 2023 | | | | | |
(Dollars in thousands)	Community Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
Interest income	$ 98,387	$ 1,695	$ 47,264	$ —	$ (23,209)	$ 124,137
Interest expense	24,184	612	22,826	2,246	(23,438)	26,430
Net interest income	74,203	1,083	24,438	(2,246)	229	97,707
Gain on sales of loans	—	5,845	—	—	(65)	5,780
Other noninterest income	16,465	4,353	962	2,257	(202)	23,835
Net revenue	90,668	11,281	25,400	11	(38)	127,322
Provision for loan losses	1,625	—	6,650	—	—	8,275
Noninterest expense	60,813	10,688	14,816	3,625	(59)	89,883
Income (loss) before taxes	28,230	593	3,934	(3,614)	21	29,164
Income tax expense (benefit)	5,302	128	1,055	(1,066)	(1)	5,418
Net income (loss)	$ 22,928	$ 465	$ 2,879	$ (2,548)	$ 22	$ 23,746
Other data:						
Capital expenditures	$ 1,301	$ 12	$ 146	$ —	$ —	$ 1,459
Depreciation and amortization	$ 3,402	$ 79	$ 398	$ —	$ —	$ 3,879

(Dollars in thousands)	Year Ended December 31, 2022					
	Community Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
Interest income	$ 72,568	$ 2,036	$ 42,441	$ —	$ (15,691)	$ 101,354
Interest expense	5,532	662	15,124	2,358	(15,786)	7,890
Net interest income	67,036	1,374	27,317	(2,358)	95	93,464
Gain on sales of loans	—	7,963	—	—	(465)	7,498
Other noninterest income	19,250	4,856	1,050	(3,230)	(212)	21,714
Net revenue	86,286	14,193	28,367	(5,588)	(582)	122,676
Provision for loan losses	(600)	32	3,740	—	—	3,172
Noninterest expense	56,718	12,580	15,284	(1,982)	(60)	82,540
Income (loss) before taxes	30,168	1,581	9,343	(3,606)	(522)	36,964
Income tax expense (benefit)	5,794	371	2,512	(973)	(109)	7,595
Net income (loss)	$ 24,374	$ 1,210	$ 6,831	$ (2,633)	$ (413)	$ 29,369
Other data:						
Capital expenditures	$ 3,265	$ 66	$ 17	$ —	$ —	$ 3,348
Depreciation and amortization	$ 3,720	$ 226	$ 410	$ —	$ —	$ 4,356

(Dollars in thousands)	Year Ended December 31, 2021					
	Community Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
Interest income	$ 62,402	$ 3,845	$ 37,803	$ —	$ (10,322)	$ 93,728
Interest expense	5,693	1,157	9,503	2,349	(10,343)	8,359
Net interest income	56,709	2,688	28,300	(2,349)	21	85,369
Gain on sales of loans	—	22,370	—	—	(91)	22,279
Other noninterest income	15,208	9,192	1,046	2,207	(101)	27,552
Net revenue	71,917	34,250	29,346	(142)	(171)	135,200
Provision for credit losses	(200)	(45)	820	—	—	575
Noninterest expense	54,981	23,328	14,881	3,375	(22)	96,543
Income (loss) before taxes	17,136	10,967	13,645	(3,517)	(149)	38,082
Income tax expense (benefit)	3,051	3,284	3,685	(1,030)	(31)	8,959
Net income (loss)	$ 14,085	$ 7,683	$ 9,960	$ (2,487)	$ (118)	$ 29,123
Other data:						
Capital expenditures	$ 878	$ 164	$ 3,744	$ —	$ —	$ 4,786
Depreciation and amortization	$ 4,113	$ 256	$ 372	$ —	$ —	$ 4,741

(Dollars in thousands)	Community Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
Total assets at December 31, 2023	**$ 2,319,810**	**$ 22,177**	**$ 476,671**	**$ 35,581**	**$ (415,741)**	**$ 2,438,498**
Total assets at December 31, 2022	$ 2,206,299	$ 24,500	$ 479,864	$ 43,241	$ (421,587)	$ 2,332,317

The community banking segment extends two warehouse lines of credit to the mortgage banking segment, providing a portion of the funds needed to originate mortgage loans. The community banking segment charges the mortgage banking segment interest at the daily FHLB advance rate plus a spread ranging from 50 basis points to 175 basis points. The community banking segment also provides the consumer finance segment with a portion of the funds needed to purchase loan contracts by means of variable rate notes that carry interest at one-month term SOFR plus 211.5 basis points, with a floor of 3.5 percent and a ceiling of 6.0 percent, and fixed rate notes that carry interest at rates ranging from 3.3 percent to 5.1 percent. The community banking segment acquires certain residential real estate loans from the mortgage banking segment at prices similar to those paid by third-party investors. These transactions are eliminated to reach consolidated totals. In addition to unallocated expenses recorded by the holding company, certain overhead costs are incurred by the community banking segment and are not allocated to the mortgage banking and consumer finance segments.

NOTE 21: Derivative Financial Instruments

The Corporation uses derivative financial instruments primarily to manage risks to the Corporation associated with changing interest rates, and to assist customers with their risk management objectives. The Corporation designates certain interest rate swaps as hedging instruments in qualifying cash flow hedges. The changes in fair value of these designated hedging instruments is reported as a component of other comprehensive income (loss). Derivative contracts that are not designated in a qualifying hedging relationship include customer accommodation loan swaps and contracts related to mortgage banking activities.

Cash flow hedges. The Corporation designates interest rate swaps as cash flow hedges when they are used to manage exposure to variability in cash flows on variable rate borrowings such as the Corporation's trust preferred capital notes. These interest rate swaps are derivative financial instruments that manage the risk of variability in cash flows by exchanging variable-rate interest payments on a notional amount of the Corporation's borrowings for fixed-rate interest payments. Interest rate swaps designated as cash flow hedges are expected to be highly effective in offsetting the effect of changes in interest rates on the amount of variable-rate interest payments, and the Corporation assesses the effectiveness of each hedging relationship quarterly. If the Corporation determines that a cash flow hedge is no longer highly effective, future changes in the fair value of the hedging instrument would be reported in earnings. As of December 31, 2023, the Corporation has designated cash flow hedges to manage its exposure to variability in cash flows on certain variable rate borrowings for periods that end between June 2024 and June 2029.

All interest rate swaps were entered into with counterparties that met the Corporation's credit standards and the agreements contain collateral provisions protecting the at-risk party. The Corporation believes that the credit risk inherent in these derivative contracts is not significant.

Unrealized gains or losses recorded in other comprehensive income (loss) related to cash flow hedges are reclassified into earnings in the same period(s) during which the hedged interest payments affect earnings. When a designated hedging instrument is terminated and the hedged interest payments remain probable of occurring, any remaining unrecognized gain or loss in other comprehensive income (loss) is reclassified into earnings in the period(s) during which the forecasted interest payments affect earnings. Amounts reclassified into earnings and interest receivable or payable under designated interest rate swaps are reported in interest expense. The Corporation does not expect any unrealized losses related to cash flow hedges to be reclassified into earnings in the next twelve months.

Loan swaps. The Bank also enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Bank simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and offsetting terms. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Corporation receives a floating rate. These back-to-back loan swaps are derivative financial instruments and are reported at fair value in "other assets" and "other liabilities" in the Consolidated Balance Sheets. Changes in the fair value of loan swaps are recorded in other noninterest income and sum to zero because of the offsetting terms of swaps with borrowers and swaps with dealer counterparties.

Mortgage banking. The mortgage banking segment enters into IRLCs with customers to originate loans for which the interest rates are determined (or "locked") prior to funding. The mortgage banking segment is exposed to interest rate risk through fixed-rate IRLCs and mortgage loans from the time that interest rates are locked until the loans are sold in the secondary market. The mortgage banking segment mitigates this interest rate risk by entering into forward sales contracts with investors, which at times includes the community banking segment, at the time that interest rates are locked for mortgage loans to be delivered on a best efforts basis. IRLCs are derivative financial instruments and are reported at fair value in other assets and other liabilities in the Consolidated Balance Sheets, along with the changes in fair value of the related forward sales of loans. Changes in the fair value of mortgage banking derivatives are recorded as a component of gains on sales of loans.

At December 31, 2023, the mortgage banking segment had $26.15 million of IRLCs and $14.44 million of unpaid principal on mortgage loans held for sale for which it managed interest rate risk using best-efforts forward sales contracts for $40.59 million in mortgage loans.

At December 31, 2022, the mortgage banking segment had $42.28 million of IRLCs and $16.41 million of unpaid principal on mortgage loans held for sale for which it managed interest rate risk using best-efforts forward sales contracts for $58.69 million in mortgage loans.

The following tables summarize key elements of the Corporation's derivative instruments.

	December 31, 2023		
(Dollars in thousands)	Notional Amount	Assets	Liabilities
Cash flow hedges:			
Interest rate swap contracts	$ 25,000	$ 1,415	$ —
Not designated as hedges:			
Customer-related interest rate swap contracts:			
Matched interest rate swaps with borrower	109,638	1,611	4,499
Matched interest rate swaps with counterparty	109,638	4,499	1,611
Mortgage banking contracts:			
IRLCs	26,152	335	—

	December 31, 2022		
(Dollars in thousands)	Notional Amount	Assets	Liabilities
Cash flow hedges:			
Interest rate swap contracts	$ 25,000	$ 1,941	$ —
Not designated as hedges:			
Customer-related interest rate swap contracts:			
Matched interest rate swaps with borrower	85,856	—	6,328
Matched interest rate swaps with counterparty	85,856	6,328	—
Mortgage banking contracts:			
IRLCs	42,284	391	—

The Corporation and the Bank are required to maintain cash collateral with dealer counterparties for interest rate swap relationships in a loss position. At both December 31, 2023 and 2022, there was no cash collateral maintained with dealer counterparties.

NOTE 22: Holding Company Condensed Financial Information

The following tables present the condensed balance sheets as of December 31, 2023 and 2022 and the condensed statements of comprehensive income and cash flows for the years ended December 31, 2023, 2022 and 2021 for the Corporation on a standalone basis:

	December 31,	
(Dollars in thousands)	**2023**	**2022**
Condensed Balance Sheets		
Assets		
Cash	$ **13,467**	$ 22,094
Other assets	**22,210**	21,227
Investment in C&F Bank	**243,409**	218,262
Total assets	$ **279,086**	$ 261,583
Liabilities and equity		
Trust preferred capital notes	$ **25,422**	$ 25,386
Long-term borrowings	**19,973**	23,965
Other liabilities	**16,813**	16,598
Equity	**216,878**	195,634
Total liabilities and equity	$ **279,086**	$ 261,583

	Year Ended December 31,		
(Dollars in thousands)	**2023**	**2022**	**2021**
Condensed Statements of Comprehensive Income			
Interest expense on borrowings	$ **(2,246)**	$ (2,358)	$ (2,348)
Dividends received from C&F Bank	**10,600**	12,500	12,500
Equity in undistributed net income of C&F Bank	**15,552**	19,292	18,653
Other income	**2,257**	(3,230)	2,207
Other expenses	**(2,559)**	2,955	(2,345)
Net income	**23,604**	29,159	28,667
Other comprehensive income (loss), net of tax	**10,271**	(34,871)	(132)
Comprehensive income (loss)	$ **33,875**	$ (5,712)	$ 28,535

(Dollars in thousands)		Year Ended December 31,				
		2023		2022		2021
Condensed Statements of Cash Flows						
Operating activities:						
Net cash provided by operating activities	$	**8,926**	$	9,750	$	12,001
Investing activities:						
Swap collateral, net		**—**		2,705		1,030
Net cash provided by investing activities		**—**		2,705		1,030
Financing activities:						
Repayment of borrowings		**(4,000)**		—		—
Common stock repurchases		**(7,758)**		(5,373)		(8,232)
Cash dividends		**(5,986)**		(5,756)		(5,675)
Other financing activities, net		**191**		184		188
Net cash used in financing activities		**(17,553)**		(10,945)		(13,719)
Net (decrease) increase in cash and cash equivalents		**(8,627)**		1,510		(688)
Cash at beginning of year		**22,094**		20,584		21,272
Cash at end of year	$	**13,467**	$	22,094	$	20,584

NOTE 23: Other Noninterest Expenses

The following table presents the significant components in the Consolidated Statements of Income line "Noninterest Expenses-Other."

(Dollars in thousands)		Year Ended December 31,				
		2023		2022		2021
Telecommunication expenses	$	**1,330**	$	1,368	$	1,517
Travel and educational expenses		**1,272**		1,393		959
Provision for indemnifications		**(585)**		(858)		(104)
Other real estate loss/(gain) and expense, net		**—**		2		(379)
Other components of net periodic pension cost		**(453)**		(1,198)		161
All other noninterest expenses		**7,569**		7,585		7,083
Total other noninterest expenses	$	**9,133**	$	8,292	$	9,237

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
C&F Financial Corporation
Toano, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of C&F Financial Corporation and its subsidiaries (the Corporation) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 27, 2024 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Adoption of New Accounting Standard

As discussed in Notes 1, 2, and 5 to the financial statements, the Corporation changed its method of accounting for credit losses in 2023 due to the adoption of Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments*, including all related amendments.

Basis for Opinion

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Loans Collectively Evaluated for Credit Losses
As further described in Notes 1, 2, and 5 to the consolidated financial statements, the Corporation changed its method of accounting for credit losses on January 1, 2023, due to the adoption of Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,* as amended. The allowance for credit losses on loans (ACLL) is a valuation allowance that represents management's best estimate of expected credit losses on loans measured at amortized cost considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Corporation using historical data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Corporation's ACLL related to collectively evaluated loans represented $39.1 million of the total recorded ACLL of $39.7 million as of December 31, 2023. The collectively evaluated ACLL consists of quantitative and qualitative components.

For commercial and consumer loans, the quantitative component consists of loss estimates derived from a discounted cash flow model using external observations of historical loan losses adjusted for estimated prepayments and forecasts of future conditions over a reasonable and supportable period. The quantitative ACLL for consumer finance loans consists of loss estimates derived from a discounted cash flow model developed from internal observations of historical loan losses for auto loans and external observations of losses for marine and recreational vehicle loans, adjusted for estimated pre-payments. These estimates consider large amounts of data in tabulating default, loss given default, and prepayment speeds and require complex calculations as well as management judgment in the selection of appropriate inputs.

In addition to the quantitative component, the collectively evaluated ACLL also includes a qualitative component which aggregates management's assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management in developing its qualitative estimates include: changes and expected changes in general market, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Management exercised significant judgment when estimating the ACLL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACLL as a critical audit matter as auditing the collectively evaluated ACLL involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.
The primary audit procedures we performed to address this critical audit matter included:

- Obtaining an understanding and testing the design and operating effectiveness of the Corporation's ACLL internal controls, including management review controls, related to the collectively evaluated ACLL, including the process for selection, implementation and ongoing maintenance of:
  - The discounted cashflow method as the expected loss model, including identification of loan pools, model validation, monitoring, and the completeness and accuracy of key data inputs and assumptions.
  - Qualitative factors, including development and review of the data inputs used as the basis for the allocations and management's review and approval of the reasonableness of the assumptions used to develop the qualitative adjustments.
  - Governance and management review processes.
- Substantively testing management's process for measuring the collectively evaluated ACLL, including:
  - Evaluating conceptual soundness, assumptions, and key data inputs of the Corporation's discounted cashflow methodology, including the identification of loan pools, the probability of default and loss given default rate inputs, and the prepayment/curtailment rate inputs for each pool.
  - Evaluating the methodology and testing the accuracy of incorporating reasonable and supportable forecasts in the collectively evaluated ACLL estimate.
  - Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.

- Evaluating the qualitative factors for directional consistency in comparison to prior periods and for reasonableness in comparison to underlying supporting data.
- Testing the mathematical accuracy of the ACLL for collectively evaluated loans including both the discounted cashflow and qualitative factor components of the calculations.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Corporation's auditor since 1997.

Richmond, Virginia
February 27, 2024

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

Disclosure Controls and Procedures. The Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2023 to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation or its subsidiaries to disclose material information required to be set forth in the Corporation's periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of the Corporation is also responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on our assessment, we believe that, as of December 31, 2023, the Corporation's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023 has been audited by Yount, Hyde & Barbour, P.C., (U.S. PCAOB Auditor Firm I.D.: 613), the independent registered public accounting firm who also audited the Corporation's consolidated financial statements included in this Annual Report on Form 10-K. Yount, Hyde & Barbour, P.C.'s attestation report on the Corporation's internal control over financial reporting appears on the following page.

Changes in Internal Controls. There were no changes in the Corporation's internal control over financial reporting during the Corporation's fourth quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
C&F Financial Corporation
Toano, Virginia

Opinion on the Internal Control Over Financial Reporting

We have audited C&F Financial Corporation's (the Corporation) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes of the Corporation, and our report dated February 27, 2024 expressed an unqualified opinion.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia
February 27, 2024

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to the directors of the Corporation is contained in the Corporation's proxy statement for the Corporation's 2024 annual meeting of shareholders (the 2024 Proxy Statement) under the caption, "Proposal One: Election of Directors," and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers, if applicable, is contained in the 2024 Proxy Statement under the caption, "Delinquent Section 16(a) Reports," and is incorporated herein by reference. The information concerning executive officers of the Corporation is included after Item 4 of this Form 10-K under the caption, "Information about Our Executive Officers." The information regarding the Corporation's Audit Committee is contained in the 2024 Proxy Statement under the caption "Audit Committee Report" and is incorporated herein by reference.

The Corporation has adopted a Code of Business Conduct and Ethics (Code) that applies to its directors, executives and employees including the principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. This Code is posted on our Internet website at http://www.cffc.com under "Investor Relations," "Corporate Overview," "Corporate Governance." The Corporation will provide a copy of the Code to any person without charge upon written request to C&F Financial Corporation, c/o Secretary, 3600 La Grange Parkway, Toano, Virginia 23168. The Corporation intends to provide any required disclosure of any amendment to or waiver of the Code that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on http://www.cffc.com under "Investor Relations" promptly following the amendment or waiver. The Corporation may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to the Corporation's Internet website is not incorporated by reference in this report and should not be considered part of this or any other report that we file or furnish to the SEC.

The Corporation provides an informal process for security holders to send communications to its Board of Directors. Security holders who wish to contact the Board of Directors or any of its members may do so by addressing their written correspondence to C&F Financial Corporation, Board of Directors, c/o Corporate Secretary, 3600 La Grange Parkway, Toano, Virginia 23168. Correspondence directed to an individual board member will be referred, unopened, to that member. Correspondence not directed to a particular board member will be referred, unopened, to the Chairman of the Board.

ITEM 11.   EXECUTIVE COMPENSATION

The information contained in the 2024 Proxy Statement under the captions, "Compensation Policies and Practices as They Relate to Risk Management," "Executive Compensation" and "Compensation Committee Report," and the compensation tables that follow the Compensation Committee Report (except for the compensation tables included under the caption "Pay Versus Performance") in the 2024 Proxy Statement are incorporated herein by reference. The information regarding director compensation contained in the 2024 Proxy Statement under the caption, "Director Compensation," is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in the 2024 Proxy Statement under the caption, "Security Ownership of Certain Beneficial Owners and Management," is incorporated herein by reference.

The information contained in the 2024 Proxy Statement under the caption, "Equity Compensation Plan Information," is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained in the 2024 Proxy Statement under the caption, "Interest of Management in Certain Transactions," is incorporated herein by reference. The information contained in the 2024 Proxy Statement under the caption, "Director Independence," is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the 2024 Proxy Statement under the captions, "Principal Accountant Fees" and "Audit Committee Pre-Approval Policy," is incorporated herein by reference.

ITEM 15.   EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits:

3.1   Amended and Restated Articles of Incorporation of C&F Financial Corporation, effective March 7, 1994 (incorporated by reference to Exhibit 3.1 to Form 10-Q filed November 8, 2017)

3.1.1   Amendment to Articles of Incorporation of C&F Financial Corporation, effective January 8, 2009 (incorporated by reference to Exhibit 3.1.1 to Form 8-K filed January 14, 2009)

3.2   Amended and Restated Bylaws of C&F Financial Corporation, as adopted December 15, 2020 (incorporated by reference to Exhibit 3.1 to Form 8-K filed December 17, 2020)

4.1   Description of Securities Registered under Section 12(b) of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to Form 10-K filed March 3, 2020)

4.2   Form of Subordinated Note (incorporated by reference to Exhibit 4.1 to Form 8-K filed September 30, 2020)

Certain instruments relating to trust preferred securities not being registered have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The registrant will furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.

*10.1   Second Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Larry G. Dillon (incorporated by reference to Exhibit 10.7 to Form 8-K filed December 27, 2021)

*10.2   Second Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Thomas F. Cherry (incorporated by reference to Exhibit 10.4 to Form 8-K filed December 27, 2021)

*10.3   Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Jason E. Long (incorporated by reference to Exhibit 10.5 to Form 8-K filed December 27, 2021)

*10.4   C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 8, 2018)

*10.4.1   Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (As Restated Effective January 1, 2018), effective January 1, 2018 (incorporated by reference to Exhibit 10.4.1 to Form 10-K filed March 3, 2021)

*10.4.2   Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (As Restated Effective January 1, 2018), effective November 1, 2018 (incorporated by reference to Exhibit 10.4.2 to Form 10-K filed March 3, 2021)

*10.4.3   Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (As Restated Effective January 1, 2018), effective January 1, 2020 (incorporated by reference to Exhibit 10.4.3 to Form 10-K filed March 3, 2021)

*10.4.4   Amended and Restated Adoption Agreement, effective January 1, 2021, for C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (As Restated Effective January 1, 2018) (incorporated by reference to Exhibit 10.4.4 to Form 10-K filed March 1, 2022)

*10.5   C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 8, 2018)

*10.5.1   Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors (As Restated Effective January 1, 2018), effective January 1, 2018 (incorporated by reference to Exhibit 10.5.1 to Form 10-K filed March 3, 2021)

*10.5.2   Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors (As Restated Effective January 1, 2018), effective November 1, 2018 (incorporated by reference to Exhibit 10.5.2 to Form 10-K filed March 3, 2021)

*10.5.3   Adoption Agreement, effective January 1, 2020, for C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors (As restated Effective January 1, 2018) (incorporated by reference to Exhibit 10.5.3 to Form 10-K filed March 3, 2021)

*10.9   C&F Financial Corporation Management Incentive Plan, as amended and restated, effective January 1, 2022 (incorporated by reference to Exhibit 10.8 to Form 8-K filed December 27, 2021)

*10.10   Employment Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Thomas F. Cherry (incorporated by reference to Exhibit 10.1 to Form 8-K filed December 27, 2021)

*10.11   Employment Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Jason E. Long (incorporated by reference to Exhibit 10.2 to Form 8-K filed December 27, 2021)

*10.12   Employment Agreement (Amended and Restated) between C&F Mortgage Corporation and Bryan McKernon, dated February 15, 2022 (incorporated by reference to Exhibit 10.1 to Form 8-K filed February 16, 2022)

*10.13   Employment Agreement dated December 23, 2021 by and among C&F Financial Corporation, C&F Finance Company and S. Dustin Crone (incorporated by reference to Exhibit 10.3 to Form 8-K filed December 27, 2021)

*10.14   Second Amended and Restated Change in Control Agreement dated February 15, 2022 by and between C&F Financial Corporation, C&F Mortgage Corporation and Bryan E. McKernon (incorporated by reference to Exhibit 10.2 to Form 8-K filed February 16, 2022)

*10.15   Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and John Anthony Seaman (incorporated by reference to Exhibit 10.15 to Form 10-K filed March 1, 2022)

*10.16   Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, C&F Finance Company and S. Dustin Crone (incorporated by reference to Exhibit 10.6 to Form 8-K filed December 27, 2021)

*10.29   C&F Financial Corporation 2013 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A to the Corporation's Proxy Statement filed March 15, 2013)

*10.29.2   Form of C&F Financial Corporation Restricted Stock Agreement for Key Employees (approved December 15, 2015) (incorporated by reference to Exhibit 10.29.2 to Form 10-K filed March 4, 2016)

*10.29.4   Form of C&F Financial Corporation Restricted Stock Agreement for Key Employees under 2013 Stock and Incentive Compensation Plan (approved February 15, 2022) (incorporated by reference to Exhibit 10.29.4 to Form 10-K filed March 1, 2022)

*10.30   C&F Financial Corporation 2022 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed April 21, 2022)

*10.30.1   Form of C&F Financial Corporation Restricted Stock Agreement for Non-Employee Directors (approved May 17, 2022) (incorporated by reference to Exhibit 10.2 to Form 10-Q filed August 1, 2022)

*10.30.2   Form of C&F Financial Corporation Restricted Stock Agreement for Key Employees (approved May 17, 2022) (incorporated by reference to Exhibit 10.3 to Form 10-Q filed August 1, 2022)

*10.36	Incentive Compensation Opportunity for years beginning in 2019 for Larry G. Dillon (incorporated by reference to Item 5.02 of Form 8-K filed June 14, 2019)
10.37	Form of Subordinated Note Purchase Agreement (incorporated by reference to Exhibit 10.1 on Form 8-K filed September 30, 2020)
*10.38	Nonqualified Supplemental Deferred Compensation Plan, Plan Document, for C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors and Executives (incorporated by reference to Exhibit 10.1 on Form 10-Q filed November 8, 2022)
*10.38.1	Nonqualified Supplemental Deferred Compensation Plan Adoption Agreement, effective January 1, 2023, for C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors and Executives (incorporated by reference to Exhibit 10.2 on Form 10-Q filed November 8, 2022)
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Form 10-K filed March 3, 2021)
23	Consent of Yount, Hyde & Barbour, P.C.
31.1	Certification of CEO pursuant to Rule 13a-14(a)
31.2	Certification of CFO pursuant to Rule 13a-14(a)
32	Certification of CEO/CFO pursuant to 18 U.S.C. Section 1350
97	Dodd-Frank Clawback Policy
101 INS	Inline XBRL Instance Document: The XBRL Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File: the cover page XBRL tags are embedded within the Inline XBRL document and are contained within Exhibit 101

*   Indicates management contract

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


C&F FINANCIAL CORPORATION
(Registrant)


Date: February 27, 2024   By: /S/ THOMAS F. CHERRY


Thomas F. Cherry
President and Chief Executive Officer
(Principal Executive Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/S/ THOMAS F. CHERRY   Date: February 27, 2024
Thomas F. Cherry, President,
Chief Executive Officer and Director
(Principal Executive Officer)

/S/ JASON E. LONG   Date: February 27, 2024
Jason E. Long,
Executive Vice President, Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

/S/ DR. JULIE R. AGNEW   Date: February 27, 2024
Dr. Julie R. Agnew, Director

/S/ J.P. CAUSEY JR.   Date: February 27, 2024
J. P. Causey Jr., Director

/S/ LARRY G. DILLON   Date: February 27, 2024
Larry G. Dillon, Executive Chairman

/S/ AUDREY D. HOLMES   Date: February 27, 2024
Audrey D. Holmes, Director

/S/ ELIZABETH R. KELLEY   Date: February 27, 2024
Elizabeth R. Kelley, Director

/S/ JAMES T. NAPIER   Date: February 27, 2024
James T. Napier, Director

/S/ C. ELIS OLSSON   Date: February 27, 2024
C. Elis Olsson, Director

/S/ D. ANTHONY PEAY   Date: February 27, 2024
D. Anthony Peay, Director

/S/ PAUL C. ROBINSON   Date: February 27, 2024
Paul C. Robinson, Director

/S/ GEORGE R. SISSON III   Date: February 27, 2024
George R. Sisson III, Director

/S/ JEFFERY O. SMITH   Date: February 27, 2024
Dr. Jeffery O. Smith, Director

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C&F Financial Corporation's Annual Report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, may be obtained without charge by visiting the Corporation's website at cffc.com.

Copies of these documents can also be obtained without charge upon written request. Requests for this or other financial information about C&F Financial Corporation should be directed to:

Jason E. Long
Chief Financial Officer, C&F Financial Corporation
3600 La Grange Parkway, Toano, VA 23168

Stock Listing

Current market quotations for the common stock of C&F Financial Corporation are available under the symbol CFFI.

Stock Transfer Agent

American Stock Transfer & Trust Company, LLC serves as transfer agent for the Corporation.

You may write them at:
6201 15th Avenue, Brooklyn, NY 11219
telephone them toll-free at: 800.937.5449
or visit their website at: astfinancial.com





C&F Financial Corporation

Focused on You

3600 La Grange Parkway
Toano, Virginia 23168

757.741.2201
cffc.com









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